SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2011 and 2010

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

We have audited the accompanying consolidated statements of financial position of Shinhan Financial Group Co., Ltd. and its subsidiaries (the “Group”) as of December 31, 2011, 2010 and January 1, 2010, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and 2010. Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Korean International Financial Reporting Standards. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2011, 2010 and January 1, 2010 and the results of its operations and its cash flows for the years ended December 31, 2011 and 2010, in accordance with Korean International Financial Reporting Standards.

Without qualifying our opinion, we draw attention to the following:

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are for use by those knowledgeable about Korean auditing standards and their application in practice.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 20, 2012

This report is effective as of March 20, 2012, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2011, 2010 and January 1, 2010

(In millions of won)	Note		December 31, 2011	December 31, 2010	January 1, 2010
Assets
Cash and due from banks	4,8,20	(Won)	14,730,932	11,821,607	13,371,641
Trading assets	4,9,20		11,954,266	9,412,050	7,883,195
Financial assets designated at fair value through profit or loss	4,10,20		1,800,846	2,208,284	1,695,923
Derivative assets	4,11		2,395,270	4,106,196	4,986,565
Loans	4,12,20		192,572,571	181,347,105	170,852,950
Available-for-sale financial assets	4,13,20		34,105,747	29,451,909	29,050,106
Held-to-maturity financial assets	4,13,20		11,894,664	12,528,902	12,795,490
Property and equipment	14,20		2,993,860	2,976,407	3,003,150
Intangible assets	15		4,203,460	4,072,901	4,065,899
Investments in associates	16		248,848	299,812	246,224
Current tax assets			9,022	10,656	9,626
Deferred tax assets	41		29,202	65,359	310,429
Investment properties	17		275,123	285,956	330,340
Other assets	4,18		10,887,878	9,949,034	9,894,444
Assets held for sale			15,792	21,229	18,507

Total assets		(Won)	288,117,481	268,557,407	258,514,489

Liabilities
Deposits	4,21	(Won)	163,015,732	149,416,662	143,721,212
Trading liabilities	22		704,418	822,977	346,935
Financial liabilities designated at fair value through profit or loss	4,23		3,298,409	1,953,519	1,086,680
Derivative liabilities	4,11		2,047,882	3,535,174	4,321,119
Borrowings	4,24		20,033,246	18,085,459	17,673,005
Debt securities issued	4,25		39,736,958	40,286,268	41,362,758
Liability for defined benefit obligations	26		274,661	170,052	146,366
Provisions	27		869,592	859,357	781,634
Current tax liabilities			568,074	251,274	456,439
Deferred tax liabilities	41		282	183,500	366,884
Liabilities under insurance contracts	28		10,867,254	8,986,380	7,469,130
Other liabilities	4,29		19,842,168	16,811,560	16,039,934

Total liabilities			261,258,676	241,362,182	233,772,096

Equity	30
Capital stock			2,645,053	2,589,553	2,589,553
Other equity instrument			238,582	—	—
Capital surplus			9,886,849	8,834,971	8,834,971
Capital adjustments			(392,654)	(390,853)	(390,866)
Accumulated other comprehensive income			1,188,948	1,629,495	1,437,048
Retained earnings			10,829,723	12,071,221	9,806,764

Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			24,396,501	24,734,387	22,277,470
Non-controlling interests	30		2,462,304	2,460,838	2,464,923

Total equity			26,858,805	27,195,225	24,742,393

Total liabilities and equity		(Won)	288,117,481	268,557,407	258,514,489

See accompanying notes to the consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2011 and 2010

(In millions of won)	Note		2011	2010
Interest income		(Won)	13,780,714	12,908,734
Interest expense			(6,700,743)	(6,436,118)

Net interest income	32		7,079,971	6,472,616

Fees and commission income			3,557,132	3,397,247
Fees and commission expense			(1,797,961)	(1,639,409)

Net fees and commission income	33		1,759,171	1,757,838

Net insurance loss	28		(119,201)	(75,569)
Dividend income	34		208,860	217,451
Net trading income (loss)	35		(131,848)	332,536
Net foreign currency transaction gain			13,874	117,417
Net gain (loss) on financial instruments designated at fair value through profit or loss	36		171,911	(124,757)
Net gain on sale of available-for-sale financial assets	13		846,345	652,188
Impairment loss on financial assets	37		(987,309)	(1,416,047)
General and administrative expenses	38		(4,135,357)	(3,847,674)
Net other operating expenses	40		(571,645)	(671,516)

Operating income	43		4,134,772	3,414,483

Equity in income of associates	16		57,790	15,322

Income before income taxes			4,192,562	3,429,805
Income tax expense	41		919,929	570,375

Net income for the year			3,272,633	2,859,430

Other comprehensive income (loss) for the year, net of income tax
Foreign currency translation adjustments for foreign operations			16,120	(18,010)
Valuation gain (loss) on available-for-sale financial assets			(460,437)	175,213
Equity in other comprehensive income of associates			2,717	20,762
Net gain on cash flow hedges			1,429	13,486
Other comprehensive income (loss) of separate account			(579)	1,703

	30		(440,750)	193,154

Total comprehensive income for the year		(Won)	2,831,883	3,052,584

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (continued)

For the years ended December 31, 2011 and 2010

(In millions of won, except earning per share)	Note		2011	2010
Net income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.	42	(Won)	3,100,011	2,684,589
Non-controlling interest			172,622	174,841

		(Won)	3,272,633	2,859,430

Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		(Won)	2,659,464	2,877,036
Non-controlling interest			172,419	175,548

		(Won)	2,831,883	3,052,584

Earnings per share:	30,42
Basic earnings per share in won		(Won)	5,954	5,175

Diluted earnings per share in won		(Won)	5,832	5,076

See accompanying notes to the consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2011 and 2010

(In millions of won)		Capital stock	Other equity instruments	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Non- controlling interest	Total
Balance at January 1, 2010	(Won)	2,589,553	—	8,834,971	(390,866)	1,437,048	9,806,764	2,464,923	24,742,393
Net income for the year		—	—	—	—	—	2,684,589	174,841	2,859,430
Other comprehensive income, net of income tax
Foreign currency translation adjustments		—	—	—	—	(17,927)	—	(83)	(18,010)
Valuation gain on available-for-sale financial assets		—	—	—	—	174,423	—	790	175,213
Equity in other comprehensive income of associates		—	—	—	—	20,762	—	—	20,762
Net gain on cash flow hedges		—	—	—	—	13,486	—	—	13,486
Other comprehensive income of separate account		—	—	—	—	1,703	—	—	1,703

		—	—	—	—	192,447	—	707	193,154

Total comprehensive income for the year		—	—	—	—	192,447	2,684,589	175,548	3,052,584

Transactions with owners, etc
Dividends		—	—	—	—	—	(420,266)	—	(420,266)
Change in other capital adjustments		—	—	—	13	—	—	—	13
Change in retained earnings of subsidiaries		—	—	—	—	—	134	—	134
Change in other non-controlling interests		—	—	—	—	—	—	(179,633)	(179,633)

		—	—	—	13	—	(420,132)	(179,633)	(599,752)

Balance at December 31, 2010	(Won)	2,589,553	—	8,834,971	(390,853)	1,629,495	12,071,221	2,460,838	27,195,225

Balance at January 1, 2011	(Won)	2,589,553	—	8,834,971	(390,853)	1,629,495	12,071,221	2,460,838	27,195,225
Net income for the year		—	—	—	—	—	3,100,011	172,622	3,272,633
Other comprehensive loss, net of income tax
Foreign currency translation adjustment		—	—	—	—	16,086	—	34	16,120
Valuation loss on available-for-sale financial assets		—	—	—	—	(460,200)	—	(237)	(460,437)
Equity in other comprehensive income of associates		—	—	—	—	2,717	—	—	2,717
Net gain on cash flow hedges		—	—	—	—	1,429	—	—	1,429
Other comprehensive loss of separate account		—	—	—	—	(579)	—	—	(579)

		—	—	—	—	(440,547)	—	(203)	(440,750)

Total comprehensive income for the year		—	—	—	—	(440,547)	3,100,011	172,419	2,831,883

Transactions with owners, etc.
Dividends		—	—	—	—	—	(586,236)	—	(586,236)
Dividend to hybrid bond		—	—	—	—	—	(2,594)	—	(2,594)
Issuance of preferred stock		55,500	—	1,050,664	—	—	—	—	1,106,164
Issuance of hybrid bond		—	238,582	—	—	—	—	—	238,582
Redemption of preferred stock		—	—	—	—	—	(3,752,679)	—	(3,752,679)
Change in other capital surplus		—	—	1,214	—	—	—	—	1,214
Change in other capital adjustments		—	—	—	(1,801)	—	—	—	(1,801)
Change in other non-controlling interests		—	—	—	—	—	—	(170,953)	(170,953)

		55,500	238,582	1,051,878	(1,801)	—	(4,341,509)	(170,953)	(3,168,303)

Balance at December 31, 2011	(Won)	2,645,053	238,582	9,886,849	(392,654)	1,188,948	10,829,723	2,462,304	26,858,805

See accompanying notes to the consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIAIRIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2011 and 2010

(In millions of won)	Note		2011	2010
Cash flows from operating activities
Income before income taxes		(Won)	4,192,562	3,429,805
Adjustments for:
Net interest income	32		(7,079,971)	(6,472,616)
Dividend income	34		(208,860)	(217,451)
Net fees and commission expense			182,169	186,778
Insurance expense	28		2,297,723	1,879,071
Net trading loss (income)			17,876	(934,637)
Net foreign currency transaction loss (gain)			11,293	(33,715)
Net loss (gain) on financial assets designated at fair value through profit or loss			(167,961)	126,003
Gain on disposal of available-for-sale financial assets	13		(846,345)	(652,188)
Provision for allowance	12		896,006	1,270,327
Impairment loss on other financial assets			91,303	145,720
Salaries expense			217,739	207,364
Depreciation and amortization	38		287,734	304,398
Other operating income			(586,604)	(327,534)
Equity in income of associates	16		(57,790)	(15,322)

			(4,945,688)	(4,533,802)

Changes in assets and liabilities:
Due from banks			(3,540,709)	2,267,760
Trading assets			(2,723,770)	(661,376)
Financial instruments designated at fair value through profit or loss			1,821,807	198,709
Derivative assets			195,134	878,527
Loans			(11,397,231)	(11,765,921)
Other assets			(1,081,796)	(645,520)
Deposits			12,941,911	4,984,857
Liability for defined benefit obligations	26		(115,687)	(153,659)
Provision			(19,564)	(126,058)
Liabilities under insurance contracts			48	1,756
Other liabilities			(321,389)	1,727,005

			(4,241,246)	(3,293,920)

Income taxes paid			(651,914)	(635,480)
Interest received			13,273,499	12,447,767
Interest paid			(6,492,566)	(6,400,867)
Dividends received			208,860	217,451

Net cash provided by operating activities		(Won)	1,343,507	1,230,954

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (continued)

For the years ended December 31, 2011 and 2010

(In millions of won)	Note		2011	2010
Cash flows from investing activities
Proceeds from disposition of financial assets designated at fair value through profit or loss		(Won)	98,472	29,765
Proceeds from disposition of available-for-sale financial assets			43,335,156	41,339,784
Acquisition of available-for-sale financial assets			(47,704,240)	(40,911,086)
Proceeds from disposition of held-to-maturity financial assets			4,499,462	2,438,571
Acquisition of held-to-maturity financial assets			(3,828,684)	(2,150,234)
Proceeds from disposition of property and equipment	14,40		69,347	117,401
Acquisition of property and equipment	14		(302,111)	(373,515)
Proceeds from disposition of intangible assets	15,40		12,676	7,907
Acquisition of intangible assets	15		(168,132)	(64,568)
Proceeds from disposition of investments in associates			71,827	17,597
Acquisition of investments in associates			(27,661)	(117,763)
Proceeds from disposition of investment property	17,40		23,037	193
Acquisition of investment property	17		(17)	—
Proceeds from disposition of assets held for sale			2,047	—
Decrease (increase) in other assets			(45,868)	95,009
Acquisition of subsidiaries	45		(103,859)	—

Net cash provided by (used in) investing activities			(4,068,548)	429,061

Cash flows from financing activities
Issuance of preferred stock			1,107,278	—
Issuance of hybrid bond			238,682	—
Proceeds from borrowings			21,300,793	18,588,342
Repayments of borrowings			(19,397,747)	(18,324,239)
Proceeds from debt securities issued			13,056,571	14,071,906
Repayments of debt securities issued			(13,760,022)	(15,327,621)
Dividends paid			(585,557)	(427,571)
Cash inflows from cash flow hedges			75,887	174,772
Decrease in non-controlling interest			(173,559)	(168,556)

Net cash provided by (used in) financing activities			1,862,326	(1,412,967)

Effect of exchange rate fluctuations on cash and cash equivalents held			(1,088)	(31,489)

Increase (decrease) in cash and cash equivalents			(863,803)	215,559
Cash and cash equivalent at beginning of year	45		4,833,145	4,617,586

Cash and cash equivalent at end of year	45	(Won)	3,969,342	4,833,145

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

1.	Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a)	Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group”) was incorporated on September 1, 2001 through a business combination involving the exchange of Shinhan Financial Group’s common stock with the former stockholders of Shinhan Bank, Shinhan Investment Corp., Shinhan Capital Co., Ltd. and Shinhan BNP Paribas AMC. Shinhan Financial Group’s shares were listed on the Korea Exchange on September 10, 2001 and Shinhan Financial Group’s American Depository Shares were listed on the New York Stock Exchange on September 16, 2003.

(b)	Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of December 31, 2011, 2010 and January 1, 2010 are as follows:

Investor	Investee (*)	Location	Reporting date	Ownership (%)
				2011	2010	2009
Shinhan Financial Group	Shinhan Bank	Korea	December 31	100.0	100.0	100.0
”	Shinhan Card Co., Ltd.	”	”	100.0	100.0	100.0
”	Shinhan Investment Corp.	”	March 31	100.0	100.0	100.0
”	Shinhan Life Insurance Co., Ltd	”	”	100.0	100.0	100.0
”	Shinhan Capital Co., Ltd.	”	December 31	100.0	100.0	100.0
”	Jeju Bank	”	”	68.9	68.9	68.9
”	Shinhan Credit Information Co., Ltd.	”	”	100.0	100.0	100.0
”	Shinhan Private Equity Investment management	”	”	100.0	100.0	100.0
	Shinhan BNP Paribas AMC		March 31	65.0	65.0	65.0
”	SHC Management Co., Ltd.	”	December 31	100.0	100.0	100.0
”	Shinhan Data system	”	”	100.0	100.0	100.0
”	Shinhan Savings Bank	”	June 30	100.0	—	—
Shinhan Bank	Shinhan Asia Limited	Hong Kong	December 31	99.9	99.9	99.9
”	Shinhan Bank America	USA	”	100.0	100.0	100.0
”	Shinhan Europe GmbH	Germany	”	100.0	100.0	100.0
”	Shinhan Khmer Bank	Cambodia	”	90.0	90.0	80.1
”	Shinhan Kazakhstan Bank	Kazakhstan	”	100.0	100.0	100.0
”	Shinhan Canada Bank	Canada	”	100.0	100.0	100.0
”	Shinhan China Limited	China	”	100.0	100.0	100.0
”	Shinhan Aitas Co., Ltd.	Korea	”	89.6	89.6	89.6
”	SBJ Bank	Japan	March 31	100.0	100.0	100.0
”	Shinhan Bank Vietnam	Vietnam	December 31	100.0	100.0	100.0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

1.	Reporting entity (continued)

Investor	Investee	Location	Reporting date	Ownership (%)
				2011	2010	2009
Shinhan Investment Corp.	Shinhan Investment Corp. Europe Ltd.	UK	March 31	100.0	100.0	100.0
”	Shinhan Investment Corp. America Inc.	USA	December 31	100.0	100.0	100.0
”	Shinhan Investment Corp. Asia Ltd.	Hong Kong		100.0	100.0	100.0
Shinhan Private Equity Investment management	Symphony Energy Co., Ltd.	Korea		77.6	77.6	77.6
”	HKC&T Co., Ltd.			100.0	100.0	—
Shinhan BNP Paribas AMC	Shinhan BNP Asset Mgt HK Ltd.	Hong Kong		100.0	—	—

(*)	Subsidiaries such as trust, beneficiary certificates, corporate restructuring fund and private equity fund are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

2.	Basis of preparation

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

These are the Group’s first consolidated financial statements prepared in accordance with K-IFRS and K-IFRS No. 1101 First-time Adoption of Korean International Financial Reporting Standards (“K-IFRS No. 1101”) has been applied. The Group’s date of transition to K-IFRS is January 1, 2010, and the effect of the transition from Korean Generally Accepted Accounting Principles (“K-GAAP”) to K-IFRS on the Group’s reported financial position and financial performance is explained in note 49.

(b)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	derivative financial instruments are measured at fair value

•	financial instruments at fair value through profit or loss are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	liabilities for cash-settled share-based payment arrangements are measured at fair value

•	liabilities for defined benefit plans are recognized as net of the total present value of defined benefit obligations less the fair value of plan assets and unrecognized past service costs

(c)	Functional and presentation currency

These consolidated financial statements are presented in Korean won, which are the controlling company’s functional currency and the currency of the primary economic environment in which the Group operates.

(d)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are evaluated on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future years affected.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in note 5.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

3.	Significant accounting policies

The significant accounting policies applied by the Group in preparation of its consolidated financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and in preparing the opening K-IFRS statement of financial position at January 1, 2010 for the purpose of the transition to K-IFRS, unless otherwise indicated.

(a)	Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. All operating segments’ operating results are reviewed regularly by the Group’s CEO to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Segment results that are reported to the CEO include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

The Group has reportable segments which consist of banking, credit card, securities, life insurance, others, as described in note 7.

(b)	Basis of consolidation

i)	Subsidiaries

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of the other entity so as to obtain benefits from its activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

If a member of the Group uses accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the consolidated financial statements.

ii)	Special purpose entities

The Group has established a number of special purpose entities (SPEs) for trading and investment purposes. The Group does not have any direct or indirect shareholdings in these entities. An SPE is consolidated if, based on an evaluation of the substance of its relationship with the Group and the SPE’s risks and rewards, the Group concludes that it controls the SPE.

iii)	Intra-group transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

3.	Significant accounting policies (continued)

iv)	Non-controlling interest

Non-controlling interests in a subsidiary are accounted for separately from the parent’s ownership interests in a subsidiary. Each component of net profit or loss and other comprehensive income is attributed to the owners of the parent and non-controlling interest holders, even when the allocation reduces the non-controlling interest balance below zero.

(c)	Business combination

i)	Business combination

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Each identifiable asset and liability is measured at its acquisition-date fair value except for below:

-	Leases and insurance contracts are required to be classified on the basis of the contractual terms and other factors

-	Only those contingent liabilities assumed in a business combination that are a present obligation and can be measured reliably are recognized

-	Deferred tax assets or liabilities are recognized and measured in accordance with K-IFRS No. 1012 Income Taxes

-	Employee benefit arrangements are recognized and measured in accordance with K-IFRS No.1019 Employee Benefits

-	Indemnification assets are recognized and measured on the same basis as the indemnified liability or asset

-	Reacquired rights are measured in accordance with special provisions

-	Liabilities or equity instruments related to share-based payment transactions are measured in accordance with the method in K-IFRS No. 1102 Share-based Payment

-	Assets held for sale are measured at fair value less costs to sell in accordance with K-IFRS No. 1105 Non-current Assets Held for Sale

As of the acquisition date, non-controlling interests in the acquiree are measured as the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets.

The consideration transferred in a business combination shall be measured at fair value, which shall be calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree and the equity interests issued by the acquirer. However, any portion of the acquirer’s share-based payment awards exchanged for awards held by the acquiree’s employees that is included in consideration transferred in the business combination shall be measured in accordance with the method described above rather than at fair value.

Acquisition-related costs are costs the acquirer incurs to effect a business combination. Those costs include finder’s fees; advisory, legal, accounting, valuation and other professional or consulting fees; general administrative costs, including the costs of maintaining an internal acquisitions department; and costs of registering and issuing debt and equity securities. Acquisition-related costs, other than those associated with the issue of debt or equity securities, are expensed in the periods in which the costs are incurred and the services are received. The costs to issue debt or equity securities are recognized in accordance with K-IFRS No.1032 Financial Instruments: Presentation and K-IFRS No.1039 Financial Instruments: Recognition and Measurement.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

3.	Significant accounting policies (continued)

ii)	Goodwill

The Group measures goodwill at the acquisition date as:

-	the fair value of the consideration transferred; plus

-	the recognized amount of any non-controlling interests in the acquiree; plus

-	if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree; less

-	the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

When the excess is negative, bargain purchase gain is recognized immediately in profit or loss.

As part of its transition to K-IFRS, the Group elected to restate only those business combinations which occurred on or after January 1, 2010 in accordance with K-IFRS. In respect of acquisitions prior to January 1, 2010, goodwill is included on the basis of its deemed cost, which represents the amount recorded under previous GAAP, K-GAAP.

(d)	Associates and jointly controlled entities

An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity or excess 15% if another entity was classified as subsidiary by the Banking act.

Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement, and require unanimous consent for strategic financial and operating decisions.

The investment in an associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate after the date of acquisition. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

If an associate uses accounting policies different from those of the Company for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in applying the equity method.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has to make payments on behalf of the investee for further losses.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

3.	Significant accounting policies (continued)

(e)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and are used by the Group in management of its short-term commitments. Generally equity investments are excluded from cash and cash equivalents. However, redeemable preference shares, for which the period from the acquisition to redemption is short, are classified as cash and cash equivalents.

(f)	Non-derivative financial assets

The Group recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Group recognizes financial assets in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

i)	Financial assets at fair value through profit or loss

A financial asset is classified as at fair value through profit or loss if it is held for trading or is designated at fair value through profit or loss. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

–	such designation eliminates or significantly reduces a recognition or measurement inconsistency that would otherwise arise; or

–

the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

–	it forms part of a contract containing one or more embedded derivatives that would be required to be separated from the host contract.

ii)	Held-to-maturity financial assets

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Group has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

3.	Significant accounting policies (continued)

iii)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method.

iv)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, which changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

v)	Derecognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

If the Group retains substantially all the risks and rewards of ownership of the transferred financial assets, the Group continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

vi)	Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Group currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

(g)	Derivative financial instruments including hedge accounting

Derivative financial instruments are classified as either trading or hedging if they qualify for hedge accounting. Derivatives are initially recognized at fair value at the date the derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

3.	Significant accounting policies (continued)

i)	Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the consolidated statement of comprehensive income.

The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

ii)	Separable embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria has been met: (a) the economic characteristics and risks of the host contract and the embedded derivatives are not clearly and closely related to a separate instrument with the same terms as the embedded derivative that would meet the definition of a derivative, and (b) the hybrid (combined) instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

3.	Significant accounting policies (continued)

iii)	Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

iv)	Unobservable valuation differences at initial recognition

Any difference between the fair value of over the counter derivatives at initial recognition and the amount that would be determined at that date using a valuation technique in a situation in which the valuation is dependent on unobservable parameters is not recognized in profit or loss but is recognized on a straight-line basis over the life of the instrument or immediately when the fair value becomes observable.

(h)	Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

If financial assets have objective evidence that they are impaired, impairment losses should be measured and recognized.

i)	Loans and receivables

The Group first assesses whether objective evidence of impairment exists individually for loans and receivables that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on loans and receivables has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e., the effective interest rate computed at initial recognition).

If the interest rate of a loan or receivable is a floating rate, the discount rate used to evaluate impairment loss is the current effective interest rate defined in the loan agreement. The present value of estimated future cash flows of secured financial assets is calculated by including cash flows from collateral after deducting costs to acquire and sell the collateral, regardless of the probability of realization of such collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

3.	Significant accounting policies (continued)

In assessing collective impairment , the Group rates and classifies financial assets, based on credit risk assessment or credit rating assessment process that takes into account asset type, industry, regional location, collateral type, delinquency and other relative factors.

Future cash flow of financial assets applicable to collective impairment assessment is estimated by using statistical modeling of historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the impairment losses are likely to be greater or less than suggested by historical modeling. In adjusting the future cash flow by historical modeling, the result has to be in line with changes and trends of observable data. Methodologies and assumptions used to estimate future cash flow are evaluated on a regular basis in order to reduce any discrepancy between impairment loss estimation and actual loss.

Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables. When a subsequent event causes the amount of impairment loss to decrease, and the decrease can be related objectively to an event occurring after the impairment was recognized, the decrease in impairment loss is reversed through profit or loss of the year.

ii)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale are not reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed, with the amount of the reversal recognized in profit or loss.

iii)	Held-to-maturity financial assets

An impairment loss in respect of held-to-maturity financial assets measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate and is recognized in profit or loss. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

3.	Significant accounting policies (continued)

(i)	Property and equipment

Property and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

In addition, in the preparation of the opening K-IFRS consolidated statement of financial position on the date of transition to K-IFRS, the Group measures land and buildings at fair value at the date of transition, which is deemed cost, in accordance with K-IFRS No. 1101.

Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

The cost of replacing a part of an item of property or equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced cost is derecognized. The cost of the day to day servicing of property and equipment are recognized in profit or loss as incurred.

Property and equipment are depreciated on a straight-line basis over the estimated useful lives, which most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets under finance lease are depreciated over the shorter of the lease term and their useful lives.

The estimated useful lives for the current and comparative years are as follows:

Descriptions	Depreciation method	Useful lives
Buildings	Straight-line	40 years
Other properties	Straight-line	4~5 years

Depreciation methods, useful lives and residual value are reassessed at each fiscal year-end and any adjustment is accounted for as a change in accounting estimate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

3.	Significant accounting policies (continued)

(j)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Descriptions	Useful lives
Software, capitalized development cost	5 years
Other intangible assets	5 years or contract periods

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

i)	Research and development

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

ii)	Subsequent expenditures

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(k)	Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is measured initially at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

3.	Significant accounting policies (continued)

(l)	Leased assets

i)	Classification of a lease

The Group classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the lessee assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

ii)	Lessee

Under a finance lease, the lessee recognizes the leased asset and a liability for future lease payments. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Under an operating lease, the lessee recognizes the lease payments as expense over the lease term and does not recognize the leased asset in its statement of financial position.

iii)	Lessor

Under a finance lease, the lessor recognizes a finance lease receivable. Over the lease term the lessor accrues interest income on the net investment. The receipts under the lease are allocated between reducing the net investment and recognizing finance income, so as to produce a constant rate of return on the net investment.

Under an operating lease, the lessor recognizes the lease payments as income over the lease term and the leased asset in its statement of financial position.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

3.	Significant accounting policies (continued)

(m)	Assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

The Group recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036 Impairment of Assets.

An asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

(n)	Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, deferred tax assets and assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Group estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

3.	Significant accounting policies (continued)

(o)	Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

i)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

The criteria for designation of financial liabilities at FVTPL upon initial recognition are the same as those of financial assets at FVTPL.

ii)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

(p)	Foreign currency

i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on translation are recognized in profit or loss, except for differences arising on the translation of available-for-sale equity instruments, a financial liability designated as a hedge of the net investment in a foreign operation (see iii) below), or in a qualifying cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

3.	Significant accounting policies (continued)

ii)	Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and translated at the closing rate.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income in the translation reserve.

iii)	Hedge of net investment in foreign operations

The Group applies hedge accounting to foreign currency differences arising between the functional currency of the foreign operations and the parent entity’s functional currency (Korean won), regardless of whether the net investment is held directly or through an intermediate parent.

Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income to the extent that the hedge is effective, and are presented within equity in the translation reserve. To the extent that the hedge is ineffective, such differences are recognized in profit or loss. When the hedged part of a net investment is disposed of, the relevant amount in the translation reserve is transferred to profit or loss as part of the profit or loss on disposal.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

3.	Significant accounting policies (continued)

(q)	Equity

i)	Capital stock

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Preference share capital is classified as equity if it is non-redeemable, or redeemable only at the Group’s option, and any dividends are discretionary. Dividends thereon are recognized as distributions within equity upon approval by the Group’s shareholders.

Preference share capital is classified as a liability if it is redeemable on a specific date or at the option of the shareholders, or if dividend payments are not discretionary. Dividends thereon are recognized as interest expense in profit or loss as accrued.

ii)	Other equity instrument

The Group classifies any financial instrument issued, or its component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. A hybrid bond where the Group has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation is classified as an equity instrument and presented in equity.

iii)	Capital adjustments

Changes in ownership interests in a subsidiary that do not result in a loss of control, such as the subsequent purchase or sale by a parent of a subsidiary’s equity instruments, are accounted for as equity transactions in capital adjustments.

(r)	Employee benefits

i)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

ii)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service, and are calculated at the present value of the amount of future benefit that employees have earned in return for their service in the current and prior periods, less the fair value of any related assets. The present value is determined by discounting the expected future cash flows using the interest rate of corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

3.	Significant accounting policies (continued)

iii)	Retirement benefits: defined contribution plans

When an employee has rendered service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Group recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

iv)	Retirement benefits: defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

The discount rate is the yield at the reporting date on corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes all actuarial gains and losses arising from actuarial assumption changes and experiential adjustments in other comprehensive income when incurred.

When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Group recognizes an asset, to the extent of the total of cumulative unrecognized past service cost and the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Past service costs which are the change in the present value of the defined benefits obligation for employee service in prior periods, resulting in the current period from the introduction of, or change to post-employment benefits, are recognized as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately following the introduction of, or changes to, a defined benefit plan, the Group recognizes the past service cost immediately.

v)	Termination benefits

Termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

3.	Significant accounting policies (continued)

(s)	Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

Share-based payment arrangements in which the Group receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions, regardless of how the equity instruments are obtained by the Group.

(t)	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provision shall be used only for expenditures for which the provision was originally recognized.

(u)	Financial guarantee contract

A financial guarantee contract is a contract that requires the issuer (the Group) to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

3.	Significant accounting policies (continued)

Financial guarantee contracts are initially recognized at fair value and are amortized over the life of the contract. After initial recognition, financial guarantee contracts are measured at the higher of:

–	The amount determined in accordance with K-IFRS No. 1037 Provisions, Contingent Liabilities and Contingent Assets and

–	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with K-IFRS No. 1018. Revenue

(v)	Insurance contracts

i)	Reserves for insurance contracts

The Group accounts for insurance contracts based on the Insurance Business Law and other related Insurance Supervisory Regulation. These insurance contracts are calculated based on insurance terms, premium and policy reserves approved by the Financial Supervisory Commission, as follows:

Premium reserve

Provision is made for premium payable based on assumptions that all policies are surrendered immediately after fiscal year.

Guarantee reserve

At the end of reporting period, the Group is required to make reserve on the outstanding insurance contracts to guarantee a certain level of claims for the amount equals to the average amount of net losses of the worst 30% cases forecasted by scenarios or the standard reserve amount by insurance type and the lowest insured amount, whichever is greater.

Unearned premium reserve

Unearned premium reserve refers to premium for subsequent years but collected before the reporting date.

Reserve for outstanding claims

Reserve for outstanding claims is an estimate of losses for insured events that have occurred prior to the reporting date but the corresponding actual claims have not yet been settled or determined.

Reserve for participating policyholders’ dividends

Reserve for participating policyholder’s dividends are recorded to account for the difference in actual investment yields, mortality rates or morbidity rates and operating expense rates from the initial rates in each policy payable to participating policyholders. In addition, it includes a reserve for long-term maintenance dividends to discourage cancellations.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

3.	Significant accounting policies (continued)

(v)	Insurance contracts

ii)	Policyholders’ equity adjustment

At year end, unrealized holding gains and losses on available-for-sale securities are allocated to policyholders’ equity adjustment by the ratio of the average policy reserve of the participating and non-participating contracts or the ratio of the investment source at the new acquisition year based on the date of acquisition.

iii)	Liability adequacy test (the “LAT”)

Liability adequacy tests are performed by the Group in order to ensure the adequacy of the contract liabilities, net of related deferred acquisition costs and deferred policyholders’ participation liability or asset

iv)	Reinsurance contracts

Transactions relating to reinsurance assumed and ceded are accounted for in the consolidated statements of financial position and comprehensive income in a similar way to direct business transactions provided that these contracts meet the insurance contracts classification requirements and in agreement with contractual clauses.

v)	Deferred acquisition costs (the “DAC”)

Policy acquisition costs, which include commissions, certain underwriting and agency expenses associated with acquiring insurance policies, are deferred and amortized using the straight-line method over the contract year, up to seven years. Actual acquisition costs incurred in excess of estimated acquisition costs are expensed.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

3.	Significant accounting policies (continued)

(w)	Financial income and expense

i)	Interest

Interest income and expense are recognized in profit or loss using the effective interest method. The effective interest rate is the rate that exactly discounts the estimated future cash payments and receipts through the expected life of the financial asset or liability (or, where appropriate, a shorter year) to the carrying amount of the financial asset or liability. When calculating the effective interest rate, the Group estimates future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

The calculation of the effective interest rate includes all fees and points paid or received that are an integral part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the acquisition or issue of a financial asset or liability.

ii)	Fees and commission

Fees and commission income and expense that are integral to the effective interest rate on a financial asset or liability are included in the measurement of the effective interest rate.

Fees and commission income, including account servicing fees, investment management fees, sales commission, placement fees and syndication fees, are recognized as the related services are performed. When a loan commitment is not expected to result in the draw-down of a loan, the related loan commitment fees are recognized on a straight-line basis over the commitment period.

Fees and commission expense relate mainly to transaction and service fees, which are expensed as the services are received.

iii)	Dividends

Dividend income is recognized when the right to receive income is established.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

3.	Significant accounting policies (continued)

(x)	Customer loyalty program

For customer loyalty programmes, the fair value of the consideration received or receivable in respect of the initial sale is allocated between award credits (“points”) and other components of the fee and commission income. The Group provides awards, in the form of price discounts and by offering a variety of gifts. The amount allocated to the points is estimated by reference to the fair value of the monetary and non-monetary benefits for which they could be redeemed, since the fair value of the points themselves is not directly observable. The fair value of the benefits is estimated taking into account the expected redemption rate and the timing of such expected redemptions. Such amount is deferred and recognized as accrued income and revenue is recognized only when the points are redeemed and the Group has fulfilled its obligations to provide the benefits. The amount of revenue recognized in those circumstances is based on the number of points that have been redeemed in exchange for benefits, relative to the total number of points that are expected to be redeemed.

A provision for onerous contracts is recognized when the expected benefits to be derived by the Group from customer loyalty programmes are lower than the unavoidable cost of meeting its obligations under the programmes.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

3.	Significant accounting policies (continued)

(y)	Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

i)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

ii)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for all taxable temporary differences. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

The Group files its national income tax return with the Korean tax authorities under the consolidated corporate tax system, which allows it to make national income tax payments based on the combined profits or losses of the Controlling Company and its wholly owned domestic subsidiaries. Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected combined profits or losses of eligible companies in accordance with the consolidated corporate tax system. Consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their separate financial statements.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

3.	Significant accounting policies (continued)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

(z)	Accounting for trust accounts

The Group accounts for trust accounts separately from its group accounts under the Financial Investment Services and Capital Markets Act and thus the trust accounts are not included in the consolidated financial statements except Guaranteed Fixed Rate Money Trusts controlled by the Group, based on an evaluation of the substance of its relationship with the Group and the SPE’s risks and rewards. Funds transferred between Group account and trust accounts are recognized as borrowings from trust accounts in other liabilities with fees for managing the accounts recognized as non-interest income by the Group.

(aa)	Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Group by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

(ab)	New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Group for annual periods beginning after January 1, 2011, and the Group has not early adopted them.

i)	Amendments to K-IFRS No. 1107 Financial Instruments: Disclosures

The amendments require disclosing the nature of the transferred assets, their carrying amount, and the description of risks and rewards for each class of transferred financial assets that are not derecognized in their entirety. If the Group derecognizes transferred financial assets but still has their specific risks and rewards, the amendments require additional disclosures on their effect of risks. The amendments will be applied prospectively for the Group’s annual periods beginning on or after July 1, 2011. Management believes the impacts of the amendments on the Group’s consolidated financial statements will not be significant.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

3.	Significant accounting policies (continued)

ii)	Amendments to K-IFRS No. 1012 Income Tax

Deferred tax assets or deferred tax liabilities on investment properties measured at fair value, unless any contrary evidence exists, will be measured by reflecting the tax effect from selling the investment properties. The amendments will be prospectively applied for the Group’s annual periods beginning on or after January 1, 2012. Management believes the impacts of the amendments on the Group’s consolidated financial statements will not be significant.

iii)	Amendments to K-IFRS No. 1019 Employee Benefits

The standard requires recognition of actuarial gains and losses immediately in other comprehensive income and to calculate expected return on plan assets based on the rate used to discount the defined benefit obligation. The standard will be applied retrospectively for the Group’s annual periods beginning on or after January 1, 2013. Management believes the impacts of the amendments on the Group’s consolidated financial statements will be significant.

iv)	K-IFRS No. 1113 Fair Value Measurement

The standard defines fair value and a single framework for fair value, and requires disclosures about fair value measurements. The standard will be applied prospectively for the Group’s annual periods beginning on or after January 1, 2013. Management believes the impacts of the amendments on the Group’s consolidated financial statements will not be significant.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

4.	Financial risk management

(a)	Overview

As a financial services provider, the Group is exposed to various risks relating to lending, credit card, insurance, securities investment, trading and leasing businesses, its deposit taking and borrowing activities in addition to the operating environment.

The principal risks to which the Group is exposed are credit risk, market risk, interest rate risk, liquidity risk and operational risk. These risks are recognized, measured and reported in accordance with risk management guidelines established at the controlling company level and implemented at the subsidiary level through a carefully stratified checks-and-balances system.

i)	Risk management principles

The Group risk management is guided by the following core principles:

•	identifying and managing all inherent risks;

•	standardizing risk management process and methodology;

•	ensuring supervision and control of risk management independent of business activities;

•	continuously assessing risk preference;

•	preventing risk concentration;

•	operating a precise and comprehensive risk management system including statistical models; and

•	balancing profitability and risk management through risk-adjusted profit management.

ii)	Risk management organization

The Group risk management system is organized along the following hierarchy: from the top and at the controlling company level, the Group Risk Management Committee, the Group Risk Management Council, the Chief Risk Officer and the Group Risk Management Team, and at the subsidiary level, the Risk Management Committees and the Risk Management Team of the relevant subsidiary. The Group Risk Management Committee, which is under the supervision of the controlling company’s board of directors, sets the basic groupwide risk management policies and strategies. The controlling company’s Chief Risk Officer reports to the Group Risk Management Committee, and the Group Risk Management Council, whose members consist of the controlling company’s Chief Risk Officer and the risk management team heads of each of subsidiaries, coordinates the risk management policies and strategies at the group level as well as at the subsidiary level among each of subsidiaries. Each of subsidiaries also has a separate Risk Management Committee, Risk Management Working Committee and Risk Management Team, whose tasks are to implement the groupwide risk management policies and strategies at the subsidiary level as well as to set risk management policies and strategies specific to such subsidiary in line with the groupwide guidelines. The Group also has the Group Risk Management Team, which supports the controlling company’s Chief Risk Officer in his or her risk management and supervisory role.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

4.	Financial risk management (continued)

In order to maintain the groupwide risk at an appropriate level, the Group use a hierarchical risk limit system under which the Group Risk Management Committee assigns reasonable risk limits for the entire group and each of subsidiaries, and the Risk Management Committee and the Management Council of each of subsidiaries manage the subsidiary-specific risks by establishing and managing risk limits in more detail by type of risk and type of product for each department and division within such subsidiary.

The Group Risk Management Committee consists of directors of the controlling company. The Group Risk Management Committee convenes at least once every quarter and may also convene on an ad hoc basis as needed. Specifically, the Group Risk Management Committee does the following: (i) establish the overall risk management policies consistent with management strategies, (ii) set reasonable risk limits for the entire group and each of subsidiaries, (iii) approve appropriate investment limits or allowed loss limits, (iv) enact and amends risk management regulations, and (v) decide other risk management-related issues the Board of directors or the Group Risk Management Committee sees fit to discuss. The results of the Group Risk Management Committee meetings are reported to the Board of Directors of the controlling company. The Group Risk Management Committee makes decisions through affirmative votes by a majority of the committee members.

The Group Risk Management Council is comprised of the controlling company’s chief risk officer, head of risk management team, and risk officers from each subsidiary. The Group Risk Management Council holds meetings for risk management executives from each subsidiary to discuss the Group’s groupwide risk management guidelines and strategy in order to maintain consistency in the groupwide risk policies and strategies

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

4.	Financial risk management (continued)

iii)	Risk management framework

The Group takes the following steps to implement the foregoing risk management principles:

•

Risk capital management – Risk capital refers to capital necessary to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of risk exposure and risk appetite among total assets so that the Group can maintain an appropriate level of risk capital. As part of the Group’s risk capital management, the Group has adopted and maintains various risk planning processes and reflect such risk planning in the Group’s business and financial planning. The Group also have adopted and maintain a risk limit management system to ensure that risks in the Group’s business do not exceed prescribed limits.

•

Risk monitoring – The Group are currently installing a multidimensional risk monitoring system under which the Group will, on a periodic basis, proactively and preemptively review risks that may impact the Group’s overall operations. Currently, each of subsidiaries is required to report to the controlling company any factors that could have a material impact on the groupwide risk management, and the controlling company reports to the Group’s chief risk officer and other members of the Group’s senior management the results of risk monitoring on a weekly, monthly and continual basis. In addition, the Group perform preemptive risk management through a “risk dashboard system” under which the Group closely monitor any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each of subsidiaries, and to the extent such monitoring yields any warning signals, the Group promptly analyze the causes and, if necessary, formulate and implement actions in response to these warning signals.

•

Risk review – Prior to entering any new business, offering any new products or changing any major policies, the Group review any relevant risk factors based on a prescribed risk management checklist and, in the case of changes for which assessment of risk factors is difficult, promote reasonable decision-making in order to avoid taking any unduly risky action. The risk management departments of all subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

•

Risk management – The Group maintain a groupwide risk management system to detect the early warnings signals of any crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for three levels of contingencies, namely, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Group maintains and installs a crisis detection and response system which is applied consistently groupwide, and upon the happening of any contingency at a subsidiary level, the Group directly take charge of the situation so that the Group manage it on a concerted groupwide basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

4.	Financial risk management (continued)

(b) Credit risk

i) Credit risk management

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers and investment securities. The Group’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivatives transactions.

Credit Risk Management of Shinhan Bank

Major policies for Shinhan Bank’s credit risk management, including Shinhan Bank’s overall credit risk management plan and credit policy guidelines, are determined by the Credit Policy Committee of Shinhan Bank, the executive decision-making body for management of credit risk. The Credit Policy Committee is headed by the Chief Risk Officer, and also comprises of the Chief Credit Officer, the heads of each business unit and the head of the Credit Risk Team. In order to separate the loan approval functions from credit policy decision-making, Shinhan Bank has a Credit Review Committee that performs credit review evaluations, which focus on improving the asset quality and profitability from the loans being made, and operates separately from the Credit Policy Committee.

Shinhan Bank complies with credit risk management procedures pursuant to internal guidelines and regulations and continually monitors and improves these guidelines and regulations. Its credit risk management procedures include:

•	credit evaluation and approval;

•	credit review and monitoring; and

•	credit risk assessment and control.

Each of Shinhan Bank’s borrowers is assigned a credit rating, which is based on a comprehensive internal credit evaluation system that considers a variety of criteria. For retail borrowers, the credit rating takes into account the borrower’s biographic details, past dealings with Shinhan Bank and external credit rating information, among others. For corporate borrowers, the credit rating takes into account financial indicators as well as non-financial indicators such as industry risk, operational risk and management risk, among others. The credit rating, once assigned, serves as the fundamental instrument in Shinhan Bank’s credit risk management, and is applied in a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing and computation of allowance for loan losses. Shinhan Bank has separate credit evaluation systems for retail customers, SOHO customers and corporate customers, which are further segmented and refined to meet Basel II requirements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

4.	Financial risk management (continued)

Loans are generally approved after evaluations and approvals by the relationship manager at the branch level as well as the committee of the applicable business unit at Shinhan Bank. The approval limit for retail loans is made based on Shinhan Bank’s automated credit scoring system. In the case of large corporate loans, approval limits are also reviewed and approved by a Credit Officer at the headquarter level. Depending on the size and the importance of the loan, the approval process is further reviewed by the Credit Officer Committee or the Master Credit Officer Committee. If the loan is considered significant or the amount exceeds the discretion limit of the Master Credit Officer Committee, further evaluation is made by the Credit Review Committee, which is Shinhan Bank’s highest decision-making body in relation to credit approval.

Pursuant to the foregoing credit review and monitoring procedures and in order to promptly prevent deterioration of loan qualities, Shinhan Bank classifies potentially problematic borrowers into (i) borrowers that show early warning signals, (ii) borrowers that require close monitoring and (iii) normal borrowers, and treats them differentially accordingly.

In order to maintain portfolio-level credit risk at an appropriate level, Shinhan Bank manages its loans using value-at-risk (“VaR”) limits for the entire bank as well as for each of its business units. In order to prevent concentration of risk in a particular borrower or borrower class, Shinhan Bank also manages credit risk by borrower, industry, country and other detailed categories.

Credit Risk Management of Shinhan Card

Major policies for Shinhan Card’s credit risk management are determined by Shinhan Card’s Risk Management Council and Shinhan Card’s Risk Management Committee is responsible for approving them. Shinhan Card’s Risk Management Council is headed by the Chief Risk Officer, and also comprises of the heads of each business unit, supporting unit and relevant department at Shinhan Card. In order to separate credit policy decision-making from credit evaluation functions, Shinhan Card also has a Risk Management Committee, which evaluates applications for corporate loans exceeding a certain amount and other loans deemed important. Shinhan Card uses an automated credit scoring system to approve credit card applications or credit card authorizations. The credit scoring system is divided into two sub-systems: the application scoring system and the behavior scoring system. The behavior scoring system is based largely on the credit history, and the application scoring system is based largely on personal information of the applicant. For credit card applicants with whom the Group has an existing relationship, Shinhan Card’s credit scoring system considers internally gathered information such as repayment ability, total assets, the length of the existing relationship and the applicant’s contribution to profitability. The credit scoring system also automatically conducts credit checks on all credit card applicants.

If a credit score awarded to an applicant is above a minimum threshold, the application is approved unless overridden based on other considerations such as delinquencies with other credit card companies.

Shinhan Card continually monitors all accountholders and accounts using a behavior scoring system. The behavior scoring system predicts a cardholder’s payment pattern by evaluating the cardholder’s credit history, card usage and amounts, payment status and other relevant data. The behavior score is recalculated each month and is used to manage the accounts and approval of additional loans and other products to the cardholder. Shinhan Card also uses the scoring system to monitor its overall risk exposure and to modify its credit risk management strategy.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

4.	Financial risk management (continued)

ii)	Maximum exposure to credit risk

The Group’s maximum exposure to credit risk without taking account of any collateral held or other credit enhancements as of December 31, 2011, 2010 and January 1, 2010 was as follows:

		December 31, 2011	December 31, 2010	January 1, 2010
Due from banks and loans (*1)(*6)	(Won)	205,171,862	190,627,077	182,450,223
Banks		10,213,726	7,765,635	7,072,354
Retail		77,111,426	71,868,011	69,320,001
Mortgage lending		40,638,218	35,785,813	33,675,398
Other		36,473,208	36,082,198	35,644,603
Government		9,199,551	6,405,297	8,201,101
Corporate		91,490,418	87,674,151	83,249,650
Large company		33,711,216	32,242,274	27,100,074
Small business		48,607,634	45,673,714	45,292,321
Special finance		8,342,974	9,159,916	10,157,263
Other		828,594	598,247	699,992
Card receivable		17,156,741	16,913,983	14,607,117
Trading assets		9,966,220	8,490,200	6,990,689
Debt securities		9,624,786	8,336,743	6,734,445
Gold deposits		341,434	153,457	256,244
Financial assets designated at FVTPL(*3)		748,356	794,096	620,113
Debt and other securities		748,356	794,096	620,113
AFS financial assets(*4)		29,110,542	22,247,767	21,627,845
Debt securities		29,110,542	22,247,767	21,627,845
HTM financial assets(*5)		11,894,664	12,528,902	12,795,490
Debt securities		11,894,664	12,528,902	12,795,490
Derivative assets		2,395,270	4,106,196	4,986,565
Other financial assets (*1),(*2)		7,520,769	6,766,664	7,032,114
Financial guarantee contracts		2,766,331	3,526,654	4,734,969
Loan commitments and other liabilities for credit		67,130,382	63,487,552	59,333,217

	(Won)	336,704,396	312,575,108	300,571,225

(*1)	The maximum exposure amounts for due from banks, loans and other financial assets are recorded as net of allowances.
(*2)	Comprise of account receivables, accrued income, guarantee deposits, domestic exchange settlement debit and suspense payments, etc.
(*3)	FVTPL : fair value through profit or loss
(*4)	AFS : available-for-sale
(*5)	HTM : held-to-maturity
(*6)	Due from banks and loans were classified as similar credit risk group in calculating equity capital ratio under New Basel Capital Accord (Basel II).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

4.	Financial risk management (continued)

iii)	Due from banks and loans by past due or impairment

Due from banks and loans as of December 31, 2011, 2010 and January 1, 2010 were as follows:

		December 31, 2011
		Banks	Retail	Government	Corporate	Card	Total
Neither past due nor impaired	(Won)	10,255,903	76,603,830	9,201,687	91,023,364	16,779,871	203,864,655
Past due but not impaired		—	520,407	—	332,535	606,942	1,459,884
Impaired		—	288,064	—	1,723,100	445,448	2,456,612

		10,255,903	77,412,301	9,201,687	93,078,999	17,832,261	207,781,151
Less : allowance		(42,177)	(300,875)	(2,136)	(1,588,581)	(675,520)	(2,609,289)

	(Won)	10,213,726	77,111,426	9,199,551	91,490,418	17,156,741	205,171,862

		December 31, 2010
		Banks	Retail	Government	Corporate	Card	Total
Neither past due nor impaired	(Won)	7,809,214	71,523,929	6,401,198	86,944,559	16,683,922	189,362,822
Past due but not impaired		—	417,590	35	516,369	439,752	1,373,746
Impaired		—	204,680	4,985	2,086,052	461,056	2,756,773

		7,809,214	72,146,199	6,406,218	89,546,980	17,584,730	193,493,341
Less : allowance		(43,579)	(278,188)	(921)	(1,872,829)	(670,747)	(2,866,264)

	(Won)	7,765,635	71,868,011	6,405,297	87,674,151	16,913,983	190,627,077

		January 1, 2010
		Banks	Retail	Government	Corporate	Card	Total
Neither past due nor impaired	(Won)	7,084,002	69,005,150	8,200,526	82,514,625	14,296,570	181,100,873
Past due but not impaired		—	376,778	845	633,773	417,546	1,428,942
Impaired		—	259,281	466	2,147,136	636,218	3,043,101

		7,084,002	69,641,209	8,201,837	85,295,534	15,350,334	185,572,916
Less : allowance		(11,648)	(321,208)	(736)	(2,045,884)	(743,217)	(3,122,693)

	(Won)	7,072,354	69,320,001	8,201,101	83,249,650	14,607,117	182,450,223

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

4.	Financial risk management (continued)

Credit quality of due from banks and loans, net of allowance, that are neither past due nor impaired as of December 31, 2011, 2010 and January 1, 2010 were as follows:

		December 31, 2011
		Banks	Retail	Government	Corporate	Card	Total
Grade 1 (*1)	(Won)	10,198,810	73,908,262	9,201,687	53,299,436	14,916,233	161,524,428
Grade 2 (*1)		57,093	2,695,568	—	37,723,928	1,863,638	42,340,227

		10,255,903	76,603,830	9,201,687	91,023,364	16,779,871	203,864,655
Less : allowance		(42,177)	(139,618)	(2,136)	(922,728)	(329,064)	(1,435,723)

	(Won)	10,213,726	76,464,212	9,199,551	90,100,636	16,450,807	202,428,932

Mitigation of credit risk due to collateral (*2)	(Won)	5,610	52,895,049	58	41,212,129	5,990	94,118,836

		December 31, 2010
		Banks	Retail	Government	Corporate	Card	Total
Grade 1 (*1)	(Won)	7,789,462	68,750,852	6,393,827	49,210,073	15,095,346	147,239,560
Grade 2 (*1)		19,752	2,773,077	7,371	37,734,486	1,588,576	42,123,262

		7,809,214	71,523,929	6,401,198	86,944,559	16,683,922	189,362,822
Less : allowance		(43,579)	(151,237)	(465)	(876,782)	(342,690)	(1,414,753)

	(Won)	7,765,635	71,372,692	6,400,733	86,067,777	16,341,232	187,948,069

Mitigation of credit risk due to collateral (*2)	(Won)	83,289	47,499,617	330	37,881,820	6,539	85,471,595

		January 1, 2010
		Banks	Retail	Government	Corporate	Card	Total
Grade 1 (*1)	(Won)	7,058,382	66,201,569	8,190,925	43,191,372	12,845,198	137,487,446
Grade 2 (*1)		25,620	2,803,581	9,601	39,323,253	1,451,372	43,613,427

		7,084,002	69,005,150	8,200,526	82,514,625	14,296,570	181,100,873
Less : allowance		(11,648)	(153,295)	(365)	(912,612)	(324,778)	(1,402,698)

	(Won)	7,072,354	68,851,855	8,200,161	81,602,013	13,971,792	179,698,175

Mitigation of credit risk due to collateral (*2)	(Won)	7,987	45,732,117	—	37,459,865	7,077	83,207,046

(*1)	Credit quality of due from banks and loans was classified based on the internal credit rating. Banks and government were classified as Grade 1 regardless of credit rating.
(*2)	The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

4.	Financial risk management (continued)

Aging analyses of due from banks and loans, net of allowance, that are past due but not impaired as of December 31, 2011, 2010 and January 1, 2010 were as follows:

		December 31, 2011
		Banks	Retail	Government	Corporate	Card	Total
Less than 30 days	(Won)	—	416,178	—	193,612	499,261	1,109,051
31 ~ 60 days		—	53,033	—	103,461	66,687	223,181
61 ~ 90 days		—	50,162	—	20,413	40,994	111,569
More than 90 days		—	1,034	—	15,049	—	16,083

		—	520,407	—	332,535	606,942	1,459,884
Less : allowance		—	(20,027)	—	(17,427)	(87,251)	(124,705)

	(Won)	—	500,380	—	315,108	519,691	1,335,179

Mitigation of credit risk due to collateral (*)	(Won)	—	327,509	—	134,002	78	461,589

		December 31, 2010
		Banks	Retail	Government	Corporate	Card	Total
Less than 30 days	(Won)	—	302,622	35	334,891	358,937	996,485
31 ~ 60 days		—	42,353	—	95,978	52,801	191,132
61 ~ 90 days		—	69,641	—	50,980	28,014	148,635
More than 90 days		—	2,974	—	34,520	—	37,494

		—	417,590	35	516,369	439,752	1,373,746
Less : allowance		—	(15,144)	—	(33,576)	(60,721)	(109,441)

	(Won)	—	402,446	35	482,793	379,031	1,264,305

Mitigation of credit risk due to collateral (*)	(Won)	—	213,154	—	182,537	17	395,708

		January 1, 2010
		Banks	Retail	Government	Corporate	Card	Total
Less than 30 days	(Won)	—	312,431	732	495,116	357,332	1,165,611
31 ~ 60 days		—	36,184	113	75,606	41,432	153,335
61 ~ 90 days		—	25,309	—	28,076	18,782	72,167
More than 90 days		—	2,854	—	34,975	—	37,829

		—	376,778	845	633,773	417,546	1,428,942
Less : allowance		—	(14,043)	(4)	(29,380)	(50,887)	(94,314)

	(Won)	—	362,735	841	604,393	366,659	1,334,628

Mitigation of credit risk due to collateral (*)	(Won)	—	207,895	—	264,556	238	472,689

(*)	The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

4.	Financial risk management (continued)

Mitigation of credit risk due to the collateral of impaired due from banks and loans, net of allowance, as of December 31, 2011, 2010 and January 1, 2010 was as follows:

		December 31, 2011
		Banks	Retail	Government	Corporate	Card	Total
Impaired loans	(Won)	—	288,064	—	1,723,100	445,448	2,456,612
Less : allowance		—	(141,230)	—	(648,426)	(259,205)	(1,048,861)

		—	146,834	—	1,074,674	186,243	1,407,751

Mitigation of credit risk due to collateral (*)	(Won)	—	90,760	—	638,660	12	729,432

		December 31, 2010
		Banks	Retail	Government	Corporate	Card	Total
Impaired loans	(Won)	—	204,680	4,985	2,086,052	461,056	2,756,773
Less : allowance		—	(111,807)	(456)	(962,471)	(267,336)	(1,342,070)

		—	92,873	4,529	1,123,581	193,720	1,414,703

Mitigation of credit risk due to collateral (*)	(Won)	—	60,758	—	847,784	9	908,551

		January 1, 2010
		Banks	Retail	Government	Corporate	Card	Total
Impaired loans	(Won)	—	259,281	466	2,147,136	636,218	3,043,101
Less : allowance		—	(153,870)	(367)	(1,103,892)	(367,552)	(1,625,681)

		—	105,411	99	1,043,244	268,666	1,417,420

Mitigation of credit risk due to collateral (*)	(Won)	—	69,197	—	549,331	126	618,654

(*)	The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

4.	Financial risk management (continued)

iv)	Credit rating

Credit rating of debt securities as of December 31, 2011, 2010 and January 1, 2010 were as follows:

		December 31, 2011
		Trading assets	Financial assets designated at fair value through profit or loss	Available–for- sale financial assets	Held-to- maturity financial assets	Total
AAA	(Won)	2,384,749	158,076	17,199,474	9,031,172	28,773,471
AA- to AA+		3,152,592	127,319	6,751,848	2,062,005	12,093,764
A- to A+		2,987,225	268,079	2,913,116	463,494	6,631,914
Lower than A-		695,356	174,572	1,199,560	40,119	2,109,607
Unrated		404,864	20,310	1,046,544	297,874	1,769,592

	(Won)	9,624,786	748,356	29,110,542	11,894,664	51,378,348

		December 31, 2010
		Trading assets	Financial assets designated at fair value through profit or loss	Available–for- sale financial assets	Held-to- maturity financial assets	Total
AAA	(Won)	2,450,261	189,485	13,050,959	9,303,161	24,993,866
AA- to AA+		3,525,921	131,109	5,360,211	2,545,576	11,562,817
A- to A+		1,512,844	262,299	1,909,649	483,219	4,168,011
Lower than A-		358,051	159,987	882,424	44,238	1,444,700
Unrated		489,666	51,216	1,044,524	152,708	1,738,114

	(Won)	8,336,743	794,096	22,247,767	12,528,902	43,907,508

		January 1, 2010
		Trading assets	Financial assets designated at fair value through profit or loss	Available–for- sale financial assets	Held-to- maturity financial assets	Total
AAA	(Won)	3,086,113	111,842	18,450,781	12,307,415	33,956,151
AA- to AA+		1,779,665	84,846	419,167	228,345	2,512,023
A- to A+		1,308,660	239,410	929,159	100,376	2,577,605
Lower than A-		207,002	71,431	844,138	49,377	1,171,948
Unrated		353,005	112,584	984,600	109,977	1,560,166

	(Won)	6,734,445	620,113	21,627,845	12,795,490	41,777,893

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

4.	Financial risk management (continued)

The credit qualities of securities (debt securities) according to the credit ratings by external rating agencies are as follows:

	KIS (*1)	KR (*2)	S&P	Fitch	Moody’s
AAA	—	—	AAA	AAA	Aaa
AA- to AA+	AAA	AAA	AA- to AA+	AA- to AA+	Aa3 to Aa1
A- to A+	AA- to AA+	AA- to AA+	A- to A+	A- to A+	A3 to A1
Lower than A-	Lower than AA-	Lower than AA-	Lower than A-	Lower than A-	Lower than A3
Unrated	Unrated	Unrated	Unrated	Unrated	Unrated

(*1)	KIS : Korea Investors Service
(*2)	KR : Korea Ratings

Credit status of debt securities as of December 31, 2011, 2010 and January 1, 2010 were as follows:

		December 31, 2011	December 31, 2010	January 1, 2010
Neither past due nor impaired	(Won)	51,348,868	43,871,259	41,747,657
Impaired		29,480	36,249	30,236

	(Won)	51,378,348	43,907,508	41,777,893

Assets acquired through foreclosures amounting to (Won)14,876 million were classified as assets held for sale as of December 31, 2011. There were no foreclosed assets as of December 31, 2010 and, January 1, 2010

v) Concentration by geographic location

An analysis of concentration by geographic location for due from financial instrument, net of allowance, as of December 31, 2011, 2010 and January 1, 2010 is as follows:

			December 31, 2011
			Korea	USA	Japan	Vietnam	China	Other	Total
Due from banks and loans	Banks	(Won)	7,307,389	283,602	55,841	264,492	1,124,431	1,177,971	10,213,726
	Retail		76,655,578	258,329	23,991	4,011	8,549	160,968	77,111,426
	Government		8,904,636	176,171	42,452	28,843	3,460	43,989	9,199,551
	Corporate		85,613,216	1,212,055	1,213,332	369,601	965,277	2,116,937	91,490,418
	Card		17,145,287	5,002	1,669	20	1,385	3,378	17,156,741

			195,626,106	1,935,159	1,337,285	666,967	2,103,102	3,503,243	205,171,862

Trading assets			9,624,786	—	—	—	—	341,434	9,966,220
Financial assets designated at FVTPL(*1)			748,356	—	—	—	—	—	748,356
AFS financial assets(*2)			28,626,932	292,717	—	—	—	190,893	29,110,542
HTM financial assets(*3)			11,758,431	1,922	37,172	7,412	—	89,727	11,894,664
		(Won)	246,384,611	2,229,798	1,374,457	674,379	2,103,102	4,125,297	256,891,644

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

4.	Financial risk management (continued)

			December 31, 2010
			Korea	USA	Japan	Vietnam	China	Other	Total
Due from banks and loans	Banks	(Won)	6,538,363	158,427	42,471	120,624	458,674	447,076	7,765,635
	Retail		71,381,781	215,401	15,916	850	124,224	129,839	71,868,011
	Government		6,306,997	—	62,618	5,024	—	30,658	6,405,297
	Corporate		82,260,782	1,244,361	783,623	169,298	1,040,814	2,175,273	87,674,151
	Card		16,905,088	4,327	1,339	13	873	2,343	16,913,983

			183,393,011	1,622,516	905,967	295,809	1,624,585	2,785,189	190,627,077

Trading assets			8,336,743	—	—	—	—	153,457	8,490,200
Financial assets designated at FVTPL(*1)			763,113	—	—	—	—	30,983	794,096
AFS financial assets(*2)			21,801,641	215,685	28,406	—	—	202,035	22,247,767
HTM financial assets(*3)			12,248,733	3,054	240,225	—	—	36,890	12,528,902

		(Won)	226,543,241	1,841,255	1,174,598	295,809	1,624,585	3,208,554	234,688,042

			January 1, 2010
			Korea	USA	Japan	Vietnam	China	Other	Total
Due from banks and loans	Banks	(Won)	5,360,641	547,173	34,968	21,556	383,416	724,600	7,072,354
	Retail		69,060,565	137,545	14,198	740	4,999	101,954	69,320,001
	Government		7,772,245	85,647	242,284	5,412	9,728	85,785	8,201,101
	Corporate		78,478,904	1,307,317	476,997	155,523	696,896	2,134,013	83,249,650
	Card		14,603,604	1,432	894	2	253	932	14,607,117

			175,275,959	2,079,114	769,341	183,233	1,095,292	3,047,284	182,450,223

Trading assets			6,734,445	—	—	—	—	256,244	6,990,689
Financial assets designated at FVTPL(*1)			523,136	—	—	—	—	96,977	620,113
AFS financial assets(*2)			20,992,328	226,752	59,684	—	—	349,081	21,627,845
HTM financial assets(*3)			12,668,072	4,933	75,736	—	—	46,749	12,795,490

		(Won)	216,193,940	2,310,799	904,761	183,233	1,095,292	3,796,335	224,484,360

(*1)	FVTPL : fair value through profit or loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

4.	Financial risk management (continued)

vi)	Concentration by industry sector

An analysis of concentration by industry sector of due from banks and loans, net of allowance, as of December 31, 2011, 2010 and January 1, 2010 is as follows:

			December 31, 2011
			Finance and insurance	Manu- facturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans	Banks	(Won)	8,688,817	—	—	505,686	1,019,223	—	10,213,726
	Retail		—	—	—	—	—	77,111,426	77,111,426
	Government		8,820,239	—	—	—	379,312	—	9,199,551
	Corporate		3,606,014	32,838,172	11,398,011	15,582,663	28,065,558	—	91,490,418
	Card		68,350	132,549	148,799	23,504	747,226	16,036,313	17,156,741

			21,183,420	32,970,721	11,546,810	16,111,853	30,211,319	93,147,739	205,171,862

Trading assets			6,042,069	799,297	302,896	1,142,451	1,679,507	—	9,966,220
Financial assets designated at FVTPL(*1)			532,833	—	—	127,214	88,309	—	748,356
AFS financial assets(*2)			18,106,456	1,059,028	194,409	1,173,502	8,571,342	5,805	29,110,542
HTM financial assets(*3)			3,845,680	19,998	—	592,479	7,436,507	—	11,894,664

		(Won)	49,710,458	34,849,044	12,044,115	19,147,499	47,986,984	93,153,544	256,891,644

			December 31, 2010
			Finance and insurance	Manu- facturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans	Banks	(Won)	5,771,275	19,996	—	1,015,665	958,699	—	7,765,635
	Retail		—	—	—	—	—	71,868,011	71,868,011
	Government		6,094,699	—	—	2,491	308,107	—	6,405,297
	Corporate		4,420,650	30,767,607	10,702,127	14,812,743	26,971,024	—	87,674,151
	Card		48,265	129,699	110,052	24,189	711,225	15,890,553	16,913,983

			16,334,889	30,917,302	10,812,179	15,855,088	28,949,055	87,758,564	190,627,077

Trading assets			5,426,392	401,815	113,976	840,446	1,707,571	—	8,490,200
Financial assets designated at FVTPL(*1)			544,990	20,412	—	128,241	100,453	—	794,096
AFS financial assets(*2)			11,307,148	750,368	152,624	1,147,276	8,890,351	—	22,247,767
HTM financial assets(*3)			3,946,670	19,988	—	532,941	8,029,303	—	12,528,902

		(Won)	37,560,089	32,109,885	11,078,779	18,503,992	47,676,733	87,758,564	234,688,042

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

4.	Financial risk management (continued)

			January 1, 2010
			Finance and insurance	Manu- facturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans	Banks	(Won)	4,882,332	19,996	9,998	1,425,500	734,528	—	7,072,354
	Retail		—	—	—	—	—	69,320,001	69,320,001
	Government		7,306,839	125	6,235	3,622	884,280	—	8,201,101
	Corporate		4,757,929	27,590,184	9,655,710	14,937,055	26,308,772	—	83,249,650
	Card		55,869	115,197	76,375	21,696	677,713	13,660,267	14,607,117

			17,002,969	27,725,502	9,748,318	16,387,873	28,605,293	82,980,268	182,450,223

Trading assets			4,658,799	240,088	44,762	173,806	1,873,234	—	6,990,689
Financial assets designated at FVTPL(*1)			325,280	20,547	—	34,603	239,683	—	620,113
AFS financial assets(*2)			12,179,507	608,707	145,942	577,953	8,109,175	6,561	21,627,845
HTM financial assets(*3)			5,183,749	19,978	—	434,490	7,157,273	—	12,795,490

		(Won)	39,350,304	28,614,822	9,939,022	17,608,725	45,984,658	82,986,829	224,484,360

(*1)	FVTPL : fair value through profit or loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

(c)	Market risk

Market risk from trading positions is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments.

Interest rate risk from non- trading positions is the risk of loss resulting from interest rate fluctuations that adversely affect the financial condition and results of operations of the Group and affects the earnings and the economic value of net assets of the Group.

Foreign exchange risk arises because of the Group’s assets and liabilities which are denominated in currencies other than the Won.

The Group’s market risks arise primarily from Shinhan Bank, and to a lesser extent, Shinhan Investment, which incurs market risk relating to its trading activities.

Shinhan Bank’s Asset & Liability Management Committee, or the ALM Committee, acts as the executive decision making body in relation to market risks in terms of setting the risk management policies and risk limits in relation to market risks and assets and controlling market risks arising from trading and non-trading activities. In addition, Shinhan Bank’s Risk Management Department comprehensively manages market risks on an independent basis from Shinhan Bank’s operating departments, and functions as the middle office of Shinhan Bank.

Shinhan Investment’s Risk Management Working Committee is the executive decision-making body for managing market risks related to Shinhan Investment, and determines, among other things, Shinhan Investment’s overall market risk management policies and strategies, and assesses and approves trading activities and limits. In addition, Shinhan Investment’s Risk Management Department manages various market risk limits and monitors operating conditions on an independent basis from Shinhan Investment’s operating departments.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

4.	Financial risk management (continued)

i)	Market risk management from trading positions

Trading activities are to realize short-term trading profits in debt and stock markets and foreign exchange markets based on short-term forecast of changes in market situation and profits from arbitrage transactions in derivatives such as swap, forward, futures and option transactions. The Group manages market risk related to its trading positions using VaR, market value-based tool.

Shinhan Bank currently uses the ten-day 99% confidence level-based VaR for purposes of calculating the regulatory capital used in reporting to the Financial Supervisory Service and uses the more conservative ten-day 99.9% confidence level-based VaR for purposes of calculating its “economic” capital used for internal management purposes, which is a concept used in determining the amount of Shinhan Bank’s requisite capital in light of the market risk. In addition, Shinhan Bank also uses the one-day 99% confidence level-based VaR on a supplemental basis for purposes of setting and managing risk limits specific to each desk or team in its operating units as well as for back-testing purposes. Shinhan Bank manages VaR measurements and limits on a daily basis based on an automatic interfacing of its trading positions into its market risk measurement system. In addition, Shinhan Bank establishes pre-set loss, sensitivity, investment and stress limits for its trading departments and desks and monitors such limits daily.

Shinhan Investment primarily uses the one-day 99% confidence level-based VaR for managing market risk as this is the norm in the securities industry in Korea. However, since its VaR computation is based on parametric normal distribution, Shinhan Investment also calculates the ten-day 99% VaR by multiplying the one-day 99% VaR by the square root of ten and uses such VaR on a supplemental basis for internal management purposes. Shinhan Investment is currently using a variance-covariance methodology called “delta-gamma method” for its overall VaR calculation.

In order to streamline such differences and use a consistent VaR among operating subsidiaries, the Group currently plans to adopt starting in 2012 a unified group-wide market risk measurement methodology, which will use the ten-day 99.9% confidence level for calculating the VaR.

An analysis of the Group’s requisite capital in light of the market risk for trading positions as of and for the years ended December 31, 2011 and 2010, based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, was as follows:

		2011
		Average	Maximum	Minimum	At December 31
Interest rate	(Won)	186,606	197,935	177,707	187,740
Equities		68,308	115,713	34,035	45,738
Foreign exchange		100,125	125,526	81,265	110,259
Option volatility		9,837	11,480	7,406	7,406

	(Won)	364,876	450,654	300,413	351,143

		2010
		Average	Maximum	Minimum	At December 31
Interest rate	(Won)	183,467	238,752	149,042	149,042
Equities		55,725	83,637	27,193	75,952
Foreign exchange		67,608	101,667	16,867	101,667
Option volatility		8,260	12,142	6,240	7,974

	(Won)	315,060	436,198	199,342	334,635

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

4.	Financial risk management (continued)

Insurance company, Shinhan life insurance, was excluded when the Group estimated the market risk, due insurance company was not included in the Group’s subsidiaries for the consolidated BIS capital ratio.

An analysis of market risk for trading positions of the major subsidiaries as of and for the years ended December 31, 2011 and 2010 was as follows:

i-1) Shinhan Bank

An analysis of the ten-day 99% confidence level-based VaR for managing market risk for trading positions of Shinhan Bank as of and for the years ended December 31, 2011 and 2010 was as follows:

		December 31, 2011
		Average	Maximum	Minimum	At December 31
Interest rate	(Won)	24,791	37,239	19,646	23,275
Equities		14,566	24,581	6,433	16,534
Foreign exchange		44,582	77,103	10,370	66,920
Option volatility		370	850	70	237
Portfolio diversification		(41,847)	(73,845)	(6,202)	(43,999)

	(Won)	42,462	65,928	30,317	62,967

		December 31, 2010
		Average	Maximum	Minimum	At December 31
Interest rate	(Won)	26,503	44,391	13,305	33,572
Equities		9,709	16,658	6,607	11,430
Foreign exchange		66,697	121,427	45,815	46,136
Option volatility		458	781	212	497
Portfolio diversification		(38,899)	(75,645)	(25,712)	(51,408)

	(Won)	64,468	107,612	40,227	40,227

(*)	Includes both trading and non-trading accounts as Shinhan Bank manages foreign exchange risk on a total position basis.

i-2) Shinhan Card

An analysis of Shinhan Card’s requisite capital in light of the market risk for trading positions as of and for the years ended December 31, 2011 and 2010, based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, was as follows:

		December 31, 2011
		Average	Maximum	Minimum	At December 31
Interest rate	(Won)	688	750	500	750
Foreign exchange		26,611	34,683	23,127	34,683

	(Won)	27,299	35,433	23,627	35,433

		December 31, 2010
		Average	Maximum	Minimum	At December 31
Interest rate	(Won)	1,454	2,701	750	1,000
Foreign exchange		26,052	30,456	23,542	24,097

	(Won)	27,506	33,157	24,292	25,097

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

4.	Financial risk management (continued)

i-3) Shinhan Investment

An analysis of the ten-day 99% confidence level-based VaR for managing market risk for trading positions of Shinhan Investment as of and for the years ended December 31, 2011 and 2010 was as follows:

		December 31, 2011
		Average	Maximum	Minimum	At December 31
Interest rate	(Won)	6,291	12,150	2,561	5,215
Equities		5,301	12,114	826	6,445
Foreign exchange		741	3,051	26	85
Option volatility		810	3,438	108	847
Portfolio diversification		(5,491)	(12,391)	(1,184)	(4,917)

	(Won)	7,652	18,362	2,337	7,675

		December 31, 2010
		Average	Maximum	Minimum	At December 31
Interest rate	(Won)	7,362	17,648	2,714	4,362
Equities		5,538	11,226	2,463	2,685
Foreign exchange		1,782	9,256	10	759
Option volatility		1,371	3,854	4	759
Portfolio diversification		(5,990)	(11,512)	(2,178)	(3,308)

	(Won)	10,063	30,472	3,013	5,257

i-4) Shinhan Life Insurance

An analysis of the ten-day 99% confidence level-based VaR for managing market risk for trading positions of Shinhan Life Insurance as of and for the years ended December 31, 2011 and 2010 was as follows:

		December 31, 2011
		Average	Maximum	Minimum	At December 31
Interest rate	(Won)	243	327	210	234
Equities		705	1,074	571	671
Foreign exchange		241	288	235	240

	(Won)	1,189	1,689	1,016	1,145

		December 31, 2010
		Average	Maximum	Minimum	At December 31
Interest rate	(Won)	761	1,038	623	692
Equities		5,789	8,683	4,100	4,824
Foreign exchange		461	550	449	458

	(Won)	7,011	10,271	5,172	5,974

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

4.	Financial risk management (continued)

ii)	Interest rate risk management from non-trading positions

Principal market risk from non-trading activities of the Group is interest rate risk, which affects the Group’s earnings and the economic value of the Group’s net assets:

•

Earnings: interest rate fluctuations have an effect on the Group’s net interest income by affecting its interest-sensitive operating income and expenses and EaR (Earnings at Risk) is a commonly used risk management technique.

•

Economic value of net assets: interest rate fluctuations influence the Group’s net worth by affecting the present value of cash flows from the assets, liabilities and other transactions of the Group and VaR is a commonly used risk management technique.

Accordingly, the Group measures and manages interest rate risk for non-trading activities by taking into account effects of interest rate changes on both its income and net asset value.

The principal objectives of Shinhan Bank’s interest rate risk management are to generate stable net interest income and to protect Shinhan Bank’s net asset value against interest rate fluctuations. Through its asset and liability management system, Shinhan Bank measures and manages its interest rate risk based on various analytical measures such as interest rate gap, duration gap and net present value and net interest income simulations, and monitors on a monthly basis its interest rate VaR limits, interest rate earnings at risk (“EaR”) limits and interest rate gap ratio limits. Shinhan Bank measures its interest rate VaR and interest rate EaR based on a simulated estimation of the maximum decrease in net asset value and net interest income in a one-year period based on various scenario analyses of historical interest rates.

Shinhan Card Co., Ltd also monitors and manages its interest rate risk for all its interest-bearing assets and liabilities (including off-balance sheet items) in terms of impact on its earnings and net asset value from changes in interest rates. Shinhan Card primarily uses interest rate VaR and EaR analyses to measure its interest rate risk.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

4.	Financial risk management (continued)

In addition, Shinhan Life Insurance monitors and manages its interest rate risk for its investment assets and liabilities based on simulations of its asset-liability management system. These simulations typically involve subjecting Shinhan Life Insurance’s current and future assets and liabilities to more than 2,000 market scenarios based on varying assumptions, such as new debt purchases and target investment portfolios, so as to derive its net asset value forecast for the next three years at a 99% confidence level.

Non-trading positions for interest rate VaR and EaR as of December 31, 2011, 2010 and January 1, 2010 were as follows:

ii-1) Shinhan Bank

		December 31, 2011	December 31, 2010	January 1, 2010
VaR	(Won)	561,088	475,925	454,872
EaR		262,405	300,789	281,608

ii-2) Shinhan Card

		December 31, 2011	December 31, 2010	January 1, 2010
VaR	(Won)	324,331	260,783	161,510
EaR		45,233	54,079	40,246

ii-3) Shinhan Investment

		December 31, 2011	December 31, 2010	January 1, 2010
VaR	(Won)	33,040	9,727	4,501
EaR		69,589	12,218	9,907

ii-4) Shinhan Life Insurance

		December 31, 2011	December 31, 2010	January 1, 2010
VaR	(Won)	195,201	125,957	228,484
EaR		28,097	58,502	34,418

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

4.	Financial risk management (continued)

iii)	Foreign exchange risk

The Group manages foreign exchange risk on an overall position basis, including its overseas branches, by covering all of its foreign exchange spot and forward positions in both trading and non-trading accounts.

The management of Shinhan Bank’s foreign exchange position is centralized at the FX & Derivatives Department. Dealers in the FX & Derivatives Department manage Shinhan Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps. Shinhan Bank sets a limit for net open positions by currency and the limits for currencies other than the U.S. dollars, Japanese yen, Euros and Chinese yuan are set in order to minimize other foreign exchange trading.

Foreign currency denominated assets and liabilities as of December 31, 2011, 2010 and January 1, 2010 were as follows:

		December 31, 2011
		USD	JPY	EUR	CNY	Other	Total
Assets
Cash and due from banks	(Won)	1,344,600	937,422	136,535	778,064	760,627	3,957,248
Loans		12,818,591	4,997,137	1,301,212	1,204,832	1,857,358	22,179,130
Trading assets		57,129	6,013	—	—	341,433	404,575
Derivative assets		299,323	2,035	8,679	—	737	310,774
Available-for-sale financial assets		1,545,602	53,129	136	—	66,812	1,665,679
Held-to-maturity financial assets		3,725	400,474	—	—	50,780	454,979
Other financial assets		794,175	126,597	132,293	34,353	144,654	1,232,072

	(Won)	16,863,145	6,522,807	1,578,855	2,017,249	3,222,401	30,204,457

Liabilities
Deposits	(Won)	4,107,459	5,914,508	463,390	1,391,892	1,231,495	13,108,744
Trading liabilities		—	—	—	—	414,088	414,088
Derivative liabilities		221,619	7,860	244	—	116	229,839
Borrowings		7,463,865	734,684	939,682	37,829	427,544	9,603,604
Debt securities issued		5,664,942	—	—	—	419,708	6,084,650
Other financial liabilities		882,068	259,040	153,612	100,939	230,953	1,626,612

	(Won)	18,339,953	6,916,092	1,556,928	1,530,660	2,723,904	31,067,537

Net assets (liabilities)	(Won)	(1,476,808)	(393,285)	21,927	486,589	498,497	(863,080)
Off-balance derivative exposure		3,097,436	217,255	138,379	(11,561)	133,240	3,574,749

Net position	(Won)	1,620,628	(176,030)	160,306	475,028	631,737	2,711,669

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

4.	Financial risk management (continued)

		December 31, 2010
		USD	JPY	EUR	CNY	Other	Total
Assets
Cash and due from banks	(Won)	1,184,308	608,041	120,488	382,686	485,517	2,781,040
Loans		11,394,301	4,638,485	1,053,247	1,418,446	1,308,845	19,813,324
Trading assets		8,109	—	—	—	163,735	171,844
Derivative assets		237,551	2,714	7,401	—	318	247,984
Financial assets designated at fair value through profit or loss		30,984	—	—	—	—	30,984
Available-for-sale financial assets		1,497,000	70,301	138	—	50,961	1,618,400
Held-to-maturity financial assets		3,054	240,225	9,108	—	27,277	279,664
Other financial assets		499,466	177,272	63,716	21,475	105,923	867,852

	(Won)	14,854,773	5,737,038	1,254,098	1,822,607	2,142,576	25,811,092

Liabilities
Deposits	(Won)	4,051,080	5,206,823	333,308	1,129,741	587,530	11,308,482
Trading liabilities		—	—	—	—	198,619	198,619
Derivative liabilities		253,459	1,673	3,122	—	283	258,537
Borrowings		5,890,122	1,006,262	1,000,633	103,168	128,174	8,128,359
Debt securities issued		5,069,944	223,533	151,057	—	390,323	5,834,857
Other financial liabilities		1,018,226	159,113	66,509	130,376	67,572	1,441,796

	(Won)	16,282,831	6,597,404	1,554,629	1,363,285	1,372,501	27,170,650

Net assets (liabilities)	(Won)	(1,428,058)	(860,366)	(300,531)	459,322	770,075	(1,359,558)
Off-balance derivative exposure		2,792,706	578,372	252,166	—	(426,428)	3,196,816

Net position	(Won)	1,364,648	(281,994)	(48,365)	459,322	343,647	1,837,258

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

4.	Financial risk management (continued)

		January 1, 2010
		USD	JPY	EUR	CNY	Other	Total
Assets
Cash and due from banks	(Won)	1,611,844	589,121	207,572	423,282	291,681	3,123,500
Loans		10,546,534	3,641,058	754,997	1,016,686	1,043,731	17,003,006
Trading assets		29,464	3,231	4,545	—	260,361	297,601
Derivative assets		163,196	4	13,551	—	125	176,876
Financial assets designated at fair value through profit or loss		96,977	—	—	—	—	96,977
Available-for-sale financial assets		1,819,690	126,847	—	—	38,822	1,985,359
Held-to-maturity financial assets		4,966	75,736	27,361	—	19,388	127,451
Other financial assets		1,130,912	110,960	15,540	7,147	41,474	1,306,033

	(Won)	15,403,583	4,546,957	1,023,566	1,447,115	1,695,582	24,116,803

Liabilities
Deposits	(Won)	5,217,891	4,377,192	290,224	931,398	471,392	11,288,097
Trading liabilities		—	—	—	—	318,969	318,969
Derivative liabilities		448,586	8,420	10,200	—	113	467,319
Borrowings		4,534,299	1,226,210	448,873	38,545	123,222	6,371,149
Debt securities issued		5,690,071	202,051	334,856	—	575,742	6,802,720
Other financial liabilities		971,202	274,935	46,077	9,363	33,291	1,334,868

	(Won)	16,862,049	6,088,808	1,130,230	979,306	1,522,729	26,583,122

Net assets (liabilities)	(Won)	(1,458,466)	(1,541,851)	(106,664)	467,809	172,853	(2,466,319)
Off-balance derivative exposure		3,361,642	1,498,285	129,225	—	169,659	5,158,811

Net position	(Won)	1,903,176	(43,566)	22,561	467,809	342,512	2,692,492

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

4.	Financial risk management (continued)

(d)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

Each subsidiary seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funding that may cause volatility in liquidity and by ensuring that it maintains an appropriate level of liquidity through systematic management. At the groupwide level, the Group manages liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, the group-specific internal crisis, crisis in the external market and a combination of internal and external crisis. In addition, in order to preemptively and comprehensively manage liquidity risk, the Group measure and monitor liquidity risk management using various indices, including the “limit management index”, “early warning index” and “monitoring index”.

Shinhan Bank applies the following basic principles for liquidity risk management:

•	raise funding in sufficient amounts, at the optimal time at reasonable costs;

•	maintain risk at appropriate levels and preemptively manage them through a prescribed risk limit system and an early warning signal detection system;

•	secure stable sources of revenue and minimize actual losses by implementing an effective asset-liability management system based on diversified sources of funding with varying maturities;

•	monitor and manage daily and intra-daily liquidity positions and risk exposures for timely payment and settlement of financial obligations due under both normal and crisis situations;

•	conduct periodic contingency analysis in anticipation of any potential liquidity crisis and establish and implement emergency plans in case of a crisis actually happening; and

•

consider liquidity-related costs, benefits of and risks in determining the pricing of the Group’s products and services, employee performance evaluations and approval of launching of new products and services.

As for any potential liquidity shortage at or near the end of each month, Shinhan Card maintains liquidity at a level sufficient to withstand credit shortage for three months. In addition, Shinhan Card manages liquidity risk by defining and managing various indicators of liquidity risk, such as the actual liquidity gap ratio (in relation to the different maturities for assets as compared to liabilities), the liquidity buffer ratio, the maturity repayment ratio, the ratio of actual funding compared to budgeted funding and the ratio of asset-backed securities to total borrowings, at different risk levels of “caution”, “unstable” and “at risk”, and the Group also has contingency plans in place in case of any emergency or crisis.

Contractual maturities for financial instruments including cash flows of principal and interest and off balance as of December 31, 2011, 2010 and January 1, 2010 were as follows:

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

4.	Financial risk management (continued)

		December 31, 2011
		Less than 1 month	1~3 months	3~6 months	6 months~ 1 year	1~5 years	More than 5 years	Total
Non-derivatives:
Assets
Cash and due from banks	(Won)	10,520,487	963,771	1,576,557	1,239,826	308,543	430,652	15,039,836
Loans		27,238,020	29,970,845	32,398,858	43,102,458	46,775,318	44,977,810	224,463,309
Trading assets (*3)		11,954,266	—	—	—	—	—	11,954,266
Financial assets designated at fair value through profit or loss		1,291,196	24,413	7,575	13,873	219,272	247,147	1,803,476
Available-for-sale financial assets (*3)		29,844,070	1,437,439	4,651	39,960	63,776	2,721,146	34,111,042
Held-to-maturity financial assets		232,597	679,645	386,117	1,569,682	8,045,528	3,705,312	14,618,881
Other financial assets		3,270,720	315,005	551,257	259,214	3,144,913	200,953	7,742,062

	(Won)	84,351,356	33,391,118	34,925,015	46,225,013	58,557,350	52,283,020	309,732,872

Liabilities
Deposits (*1)	(Won)	73,121,781	15,291,478	14,541,814	54,516,187	10,631,904	1,777,738	169,880,902
Trading liabilities (*2)		704,418	—	—	—	—	—	704,418
Borrowings		7,440,730	3,825,822	2,762,415	2,037,255	3,569,776	763,971	20,399,969
Debt securities issued		1,003,215	1,597,580	4,030,191	6,375,282	28,259,385	4,519,559	45,785,212
Financial liabilities designated at fair value through profit or loss		196,349	198,883	287,454	432,277	2,153,707	29,739	3,298,409
Other financial liabilities		15,725,632	230,363	569,582	167,563	396,613	195,330	17,285,083

	(Won)	98,192,125	21,144,126	22,191,456	63,528,564	45,011,385	7,286,337	257,353,993

Off balance
Financial guarantee contracts	(Won)	2,766,331	—	—	—	—	—	2,766,331
Loan commitments and others		67,130,382	—	—	—	—	—	67,130,382

	(Won)	69,896,713	—	—	—	—	—	69,896,713

Derivatives:
Cash inflow	(Won)	2,194,648	460,627	538,092	304,329	2,620,766	1,180,302	7,298,764
Cash outflow		1,949,156	86,306	460,169	325,585	2,308,557	543,004	5,672,777

	(Won)	245,492	374,321	77,923	(21,256)	312,209	637,298	1,625,987

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

4.	Financial risk management (continued)

		December 31, 2010
		Less than 1 month	1~3 months	3~6 months	6 months~ 1 year	1~5 years	More than 5 years	Total
Non-derivatives:
Assets
Cash and due from banks	(Won)	9,774,069	672,963	549,457	594,714	138,143	318,142	12,047,488
Loans		26,919,195	29,397,162	29,913,106	42,192,049	45,119,704	33,889,495	207,430,711
Trading assets (*2)		9,412,050	—	—	—	—	—	9,412,050
Financial assets designated at fair value through profit or loss		1,554,169	16,343	24,029	93,032	624,090	—	2,311,663
Available-for-sale financial assets (*2)		25,959,843	8	10,124	77,318	35,246	3,369,795	29,452,334
Held-to-maturity financial assets		109,918	284,636	398,010	1,377,999	9,530,473	3,814,723	15,515,759
Other financial assets		3,922,098	334,218	114,788	30,909	2,514,855	77,191	6,994,059

	(Won)	77,651,342	30,705,330	31,009,514	44,366,021	57,962,511	41,469,346	283,164,064

Liabilities
Deposits (*1)	(Won)	68,373,555	12,309,529	12,416,102	51,818,294	7,943,980	1,136,231	153,997,691
Trading liabilities (*2)		822,977	—	—	—	—	—	822,977
Borrowings		7,625,230	2,367,187	2,745,515	2,068,842	2,574,262	1,340,700	18,721,736
Debt securities issued		916,770	2,725,635	2,914,810	8,147,548	27,255,896	3,856,545	45,817,204
Financial liabilities designated at fair value through profit or loss		48,867	120,234	82,310	317,592	1,354,591	29,924	1,953,518
Other financial liabilities		13,476,676	59,301	48,821	59,200	383,781	93,528	14,121,307

	(Won)	91,264,075	17,581,886	18,207,558	62,411,476	39,512,510	6,456,928	235,434,433

Off balance
Finance guarantee contracts	(Won)	3,526,654	—	—	—	—	—	3,526,654
Loan commitments and other		63,487,552	—	—	—	—	—	63,487,552

	(Won)	67,014,206	—	—	—	—	—	67,014,206

Derivatives:
Cash inflow	(Won)	4,037,637	511,085	93,009	391,818	2,310,188	785,986	8,129,723
Cash outflow		3,611,776	391,274	67,758	366,191	1,487,151	403,860	6,328,010

	(Won)	425,861	119,811	25,251	25,627	823,037	382,126	1,801,713

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

4.	Financial risk management (continued)

		January 1, 2010
		Less than 1 month	1~3 months	3~6 months	6 months~ 1 year	1~5 years	More than 5 years	Total
Non-derivatives:
Assets
Cash and due from banks	(Won)	11,931,769	421,209	623,473	193,224	154,691	137,929	13,462,295
Loans		22,981,070	28,197,137	27,922,477	40,454,946	44,227,172	32,494,974	196,277,776
Trading assets (*2)		7,883,195	—	—			—	7,883,195
Financial assets designated at fair value through profit or loss		1,098,677	2,727	51,299	113,445	431,034	605	1,697,787
Available-for-sale financial assets (*2)		24,614,945	9,183	840	25,333	141,047	4,263,979	29,055,327
Held-to-maturity financial assets		122,217	531,502	604,626	1,682,137	9,189,693	3,760,870	15,891,045
Other financial assets		4,806,346	316,301	19,215	103,011	2,179,050	99,601	7,523,524

	(Won)	73,438,219	29,478,059	29,221,930	42,572,096	56,322,687	40,757,958	271,790,949

Liabilities
Deposits (*1)	(Won)	60,948,483	10,377,009	13,276,485	54,416,641	8,689,979	781,294	148,489,891
Trading liabilities (*2)		346,935	—	—	—	—	—	346,935
Borrowings		7,715,917	2,003,594	2,679,400	1,691,807	3,551,816	649,638	18,292,172
Debt securities issued		2,552,548	3,039,761	4,029,658	6,466,749	26,414,328	5,649,102	48,152,146
Financial liabilities designated at fair value through profit or loss		8,549	40,143	210,758	300,873	506,187	20,171	1,086,681
Other financial liabilities		13,231,922	68,310	28,647	34,295	362,628	57,611	13,783,413

	(Won)	84,804,354	15,528,817	20,224,948	62,910,365	39,524,938	7,157,816	230,151,238

Off balance
Finance guarantee contracts	(Won)	4,734,969	—	—	—	—	—	4,734,969
Loan commitments and other		59,333,217	—	—	—	—	—	59,333,217

	(Won)	64,068,186	—	—	—	—	—	64,068,186

Derivatives:
Cash inflow	(Won)	4,672,497	555,644	430,285	1,233,889	2,733,533	982,434	10,608,282
Cash outflow		4,288,191	377,769	351,508	1,011,695	1,724,123	496,209	8,249,495

	(Won)	384,306	177,875	78,777	222,194	1,009,410	486,225	2,358,787

(*1)	Demand deposits are included in the ‘Less than 1 month’.
(*2)	Trading assets, trading liabilities and available-for-sale financial assets measured at quoted prices from active markets are included in the ‘Less than 1 month’. Available-for-sale financial assets restricted for sale for certain periods and held-to-maturity financial assets are categorized by contractual maturity of financial instruments.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

4.	Financial risk management (continued)

(f)	Measurement of fair value

i)	Financial instruments measured at amortized cost

The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value
Cash and due from banks	The book amount and the fair value for cash are identical and the most of deposits are floating interest rate deposit or the next day deposit of a short-term instrument. For this reason, the book value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk, etc.

Held-to-maturity financial assets	The fair value of held-to-maturity financial assets is determined by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date

Deposits and borrowings	The book amount and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The fair value of others is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Debt securities issued	The fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

4.	Financial risk management (continued)

The book value and the fair value of financial instruments measured at amortized cost as of December 31, 2011, 2010 and January 1, 2010 were as follows:

		December 31, 2011
		Book value				Fair value
		Balance	Unamortized balance	Allowance	Total
Assets
Cash and due from banks
Cash and cash equivalent	(Won)	2,131,642	—	—	2,131,642	2,131,642
Due from Banks		12,631,457	—	(32,167)	12,599,290	12,600,166
Loans
Household loans		69,450,520	130,449	(221,192)	69,359,777	69,746,678
Corporate loans		100,238,573	11,196	(1,648,265)	98,601,504	100,484,038
Public and other		4,929,661	403	(19,147)	4,910,917	4,944,862
Loans to bank		2,556,629	—	(12,998)	2,543,631	2,565,594
Card receivables		17,879,640	(47,378)	(675,520)	17,156,742	17,372,172
Held-to-maturity financial assets
Government bonds		5,869,832	—	—	5,869,832	6,165,461
Financial institutions bonds		2,064,369	—	—	2,064,369	2,161,896
Corporate bonds and others		3,960,463	—	—	3,960,463	4,052,373
Other financial assets		7,740,012	(99,403)	(119,840)	7,520,769	7,621,858

	(Won)	229,452,798	(4,733)	(2,729,129)	226,718,936	229,846,740

Liabilities
Deposits
Demand deposits	(Won)	49,861,856	—	—	49,861,856	49,861,856
Time deposits		102,902,575	—	—	102,902,575	102,879,778
Negotiable certificates of deposits		2,967,419	—	—	2,967,419	3,035,910
Note discount deposits		4,623,801	—	—	4,623,801	4,623,359
CMA		1,614,377	—	—	1,614,377	1,614,377
Others		1,045,704	—	—	1,045,704	1,045,874
Borrowings
Call money		1,309,137	—	—	1,309,137	1,309,137
Bill sold		105,697	—	—	105,697	104,933
Bonds sold under repurchase agreements		3,890,665	—	—	3,890,665	3,890,665
Borrowings		14,499,504	(4,129)	—	14,495,375	14,491,372
Due to Bank of Korea in foreign currency		232,372	—	—	232,372	232,557
Debt securities issued
Debt securities issued in won		33,732,495	(58,320)	—	33,674,175	33,644,730
Debt securities issued in foreign currency		6,084,640	(21,867)	—	6,062,773	5,895,247
Other financial liabilities		17,336,081	(29,568)	—	17,306,513	17,291,615

	(Won)	240,206,323	(113,884)	—	240,092,439	239,921,410

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

4.	Financial risk management (continued)

		December 31, 2010
		Book value				Fair value
		Balance	Unamortized balance	Allowance	Total
Assets
Cash and due from banks
Cash and cash equivalent	(Won)	2,541,635	—	—	2,541,635	2,541,635
Due from Banks		9,294,290	—	(14,318)	9,279,972	9,279,964
Loans
Household loans		64,974,079	66,184	(194,004)	64,846,259	64,924,225
Corporate loans		97,389,989	(54,017)	(1,939,988)	95,395,984	96,695,581
Public and other		2,771,304	56	(15,056)	2,756,304	2,768,639
Loans to bank		1,466,726	—	(32,151)	1,434,575	1,444,525
Card receivables		17,646,617	(61,887)	(670,747)	16,913,983	17,386,347
Held-to-maturity financial assets
Government bonds		6,217,725	—	—	6,217,725	6,443,960
Financial institutions bonds		2,327,290	—	—	2,327,290	2,395,749
Corporate bonds and others		3,983,887	—	—	3,983,887	4,101,267
Other financial assets	(Won)	7,013,351	(118,035)	(128,652)	6,766,664	6,877,792

	(Won)	215,626,893	(167,699)	(2,994,916)	212,464,278	214,859,684

Liabilities
Deposits
Demand deposits	(Won)	47,798,778	—	—	47,798,778	47,798,778
Time deposits		91,002,529	—	—	91,002,529	91,368,221
Negotiable certificates of deposits		3,461,483	—	—	3,461,483	3,648,297
Note discount deposits		4,494,294	—	—	4,494,294	4,493,977
CMA		1,628,543	—	—	1,628,543	1,628,543
Others		1,031,035	—	—	1,031,035	1,031,648
Borrowings
Call money		1,333,619	—	—	1,333,619	1,333,618
Bill sold		49,140	—	—	49,140	48,911
Bonds sold under repurchase agreements		3,660,325	—	—	3,660,325	3,660,328
Borrowings		12,827,766	(3,982)	—	12,823,784	12,865,495
Due to Bank of Korea in foreign currency		218,591	—	—	218,591	218,516
Debt securities issued
Debt securities issued in won		34,499,916	(35,821)	—	34,464,095	34,525,956
Debt securities issued in foreign currency		5,834,857	(12,684)	—	5,822,173	5,823,828
Other financial liabilities		14,198,517	(29,424)	—	14,169,093	14,155,404

	(Won)	222,039,393	(81,911)	—	221,957,482	222,601,520

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

4.	Financial risk management (continued)

		January 1, 2010
		Book value				Fair value
		Balance	Unamortized balance	Allowance	Total
Assets
Cash and due from banks	(Won)
Cash and cash equivalent		1,774,367	—	—	1,774,367	1,774,367
Due from Banks		11,605,884	—	(8,610)	11,597,274	11,596,780
Loans
Household loans		62,888,594	33,188	(193,166)	62,728,616	62,842,758
Corporate loans		92,470,205	(102,909)	(2,153,673)	90,213,623	90,992,606
Public and other		2,240,248	7	(15,981)	2,224,274	2,235,583
Loans to bank		1,087,366	—	(8,046)	1,079,320	1,060,165
Card receivables		15,429,877	(79,543)	(743,217)	14,607,117	14,841,984
Held-to-maturity financial assets
Government bonds		5,752,408	—	—	5,752,408	5,875,466
Financial institutions bonds		4,060,308	—	—	4,060,308	4,108,830
Corporate bonds and others		2,982,774	—	—	2,982,774	3,033,961
Other financial assets		7,361,321	(123,003)	(206,204)	7,032,114	7,094,578

	(Won)	207,653,352	(272,260)	(3,328,897)	204,052,195	205,457,078

Liabilities
Deposits
Demand deposits	(Won)	45,286,831	—	—	45,286,831	45,286,831
Time deposits		82,962,243	—	—	82,962,243	83,150,559
Negotiable certificates of deposits		7,761,281	—	—	7,761,281	8,212,314
Note discount deposits		5,324,541	—	—	5,324,541	5,324,197
CMA		1,311,767	—	—	1,311,767	1,311,767
Others		1,074,549	—	—	1,074,549	1,075,422
Borrowings
Call money		2,440,357	—	—	2,440,357	2,440,357
Bill sold		68,659	—	—	68,659	68,376
Bonds sold under repurchase agreements		3,358,104	—	—	3,358,104	3,358,331
Borrowings		11,439,922	(4,490)	—	11,435,432	11,501,359
Due to Bank of Korea in foreign currency		197,584	—	—	197,584	197,684
Redeemable preferred stock		178,503	(5,634)	—	172,869	177,859
Debt securities issued
Debt securities issued in won		34,613,058	(42,233)	—	34,570,825	34,288,922
Debt securities issued in foreign currency		6,802,720	(10,787)	—	6,791,933	6,952,637
Other financial liabilities		13,816,718	(30,905)	—	13,785,813	13,758,913

	(Won)	216,636,837	(94,049)	—	216,542,788	217,105,528

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

4.	Financial risk management (continued)

ii)	Financial instruments measured at the fair value

The Group classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

The table below analyzes financial instruments measured at the fair value as of December 31, 2011, 2010 and January 1, 2010 by the level in the fair value hierarchy into which the fair value measurement is categorized:

4.	Financial risk management (continued)

		December 31, 2011
		Level 1	Level 2	Level 3	Total
Assets
Trading assets
Debt securities	(Won)	1,717,858	7,896,937	9,991	9,624,786
Equity securities		177,911	1,810,135	—	1,988,046
Gold deposits		341,434	—	—	341,434
Financial assets designated at fair value through profit or loss
Debt securities and others		160,230	280,097	308,029	748,356
Equity securities		260,758	791,732	—	1,052,490
Derivative assets
Trading		5,472	1,717,251	324,848	2,047,571
Hedging		—	285,670	62,029	347,699
Available-for-sale financial assets
Debt securities		7,293,784	21,810,639	6,119	29,110,542
Equity securities		2,331,274	388,098	2,275,833	4,995,205

	(Won)	12,288,721	34,980,559	2,986,849	50,256,129

Liabilities
Trading liabilities
Debt securities	(Won)	290,331	—	—	290,331
Gold deposits		414,087	—	—	414,087
Borrowings		—	—	3,298,409	3,298,409
Derivative liabilities
Trading		7,376	1,613,798	298,586	1,919,760
Hedging		—	61,055	67,067	128,122

	(Won)	711,794	1,674,853	3,664,062	6,050,709

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

4.	Financial risk management (continued)

		December 31, 2010
		Level 1	Level 2	Level 3	Total
Assets
Trading assets
Debt securities	(Won)	1,945,717	6,382,516	8,510	8,336,743
Equity securities		266,108	655,742	—	921,850
Gold deposits		153,457	—	—	153,457
Financial assets designated at fair value through profit or loss
Debt securities and others		201,488	213,694	378,914	794,096
Equity securities		374,342	1,039,846	—	1,414,188
Derivative assets
Trading		17,119	3,357,793	389,055	3,763,967
Hedging		—	282,736	59,493	342,229
Available-for-sale financial assets
Debt securities		7,393,756	14,848,654	5,357	22,247,767
Equity securities		2,691,021	2,126,833	2,386,288	7,204,142

	(Won)	13,043,008	28,907,814	3,227,617	45,178,439

Liabilities
Trading liabilities
Debt securities	(Won)	594,181	30,177	—	624,358
Gold deposits		198,619	—	—	198,619
Borrowings		—	340,173	1,613,346	1,953,519
Derivative liabilities
Trading		25,406	3,158,834	214,162	3,398,402
Hedging		—	85,130	51,642	136,772

	(Won)	818,206	3,614,314	1,879,150	6,311,670

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

4.	Financial risk management (continued)

		January 1, 2010
		Level 1	Level 2	Level 3	Total
Assets
Trading assets
Debt securities	(Won)	1,100,608	5,633,837	—	6,734,445
Equity securities		236,207	656,299	—	892,506
Gold deposits		256,244	—	—	256,244
Financial assets designated at fair value through profit or loss
Debt securities and others		118,291	136,990	364,832	620,113
Equity securities		371,274	704,536	—	1,075,810
Derivative assets
Trading		5,492	4,200,356	204,492	4,410,340
Hedging		—	563,781	12,444	576,225
Available-for-sale financial assets
Debt securities		7,348,577	14,270,993	8,275	21,627,845
Equity securities		2,765,406	1,996,428	2,660,427	7,422,261

	(Won)	12,202,099	28,163,220	3,250,470	43,615,789

Liabilities
Trading liabilities
Debt securities	(Won)	27,966	—	—	27,966
Gold deposits		318,969	—	—	318,969
Borrowings		—	267,298	819,382	1,086,680
Derivative liabilities
Trading		11,185	3,923,805	170,580	4,105,570
Hedging		—	102,140	113,409	215,549

	(Won)	358,120	4,293,243	1,103,371	5,754,734

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

4.	Financial risk management (continued)

iii)	Changes in level 3 of the fair value hierarchy for the years ended December 31, 2011 and 2010 are as follows:

		2011
		Trading assets	Financial assets designated at fair value through profit or loss	Available-for-sale financial assets	Net derivatives	Financial liabilities designated at fair value through profit or loss
Beginning balance	(Won)	8,510	378,914	2,391,645	182,744	1,613,346
Comprehensive income
Profit or loss		178	(19,887)	327,647	(141,067)	209,801
Other comprehensive income		—	—	8,927	1,175	—

		178	(19,887)	336,574	(139,892)	209,801
Purchases		40,000	(21,686)	276,925	52,250	—
Issuances		—	—	—	—	1,475,262
Settlements		(38,697)	(29,312)	(721,507)	(153,337)	—
Transfers into (out of) level 3		—	—	(1,685)	79,459	—

Ending balance	(Won)	9,991	308,029	2,281,952	21,224	3,298,409

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

4.	Financial risk management (continued)

		2010
		Trading assets	Financial assets designated at fair value through profit or loss	Available-for-sale financial assets	Net derivatives	Financial liabilities designated at fair value through profit or loss
Beginning balance	(Won)	—	364,832	2,668,702	(67,053)	819,382
Comprehensive income
Profit or loss		(72)	10,890	42,717	165,532	(92,500)
Other comprehensive income		—	—	(256,647)	281	—

		(72)	10,890	(213,930)	165,813	(92,500)
Purchases		8,582	—	130,040	41,719	—
Issuances		—	—	—	—	886,464
Settlements		—	3,192	(193,414)	12,811	—
Transfers into (out of) level 3		—	—	247	29,454	—

Ending balance	(Won)	8,510	378,914	2,391,645	182,744	1,613,346

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

4.	Financial risk management (continued)

iv)	Unamortized balance of financial instruments valued using models with significant unobservable inputs.

Changes in the difference between the fair value at initial recognition (the transaction price) and the value using models with unobservable inputs for the years ended December 31, 2011 and 2010, were as follows:

		2011	2010
Beginning balance		(1,292)	(9,647)
Deferral on new transactions	(Won)	(5,042)	5,922
Recognized in the income statement during the period		3,237	2,433

Ending balance	(Won)	(3,097)	(1,292)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

4.	Financial risk management (continued)

v)	Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs are measured in accordance with the Group’s valuation methodologies, which are described in Note (3).

The carrying amounts of each category of financial assets and financial liabilities as of December 31, 2011, 2010 and January 1, 2010 were as follows:

		December 31, 2011
		Trading	FVTPL assets(*1)	AFS(*2)	HTM(*3)	Loans and receivable	Derivatives held for hedging	Total
Assets :
Cash and due from banks	(Won)	—	—	—	—	14,730,932	—	14,730,932
Trading assets		11,954,266	—	—	—	—	—	11,954,266
Financial assets designated at FVTPL (*1)		—	1,800,846	—	—	—	—	1,800,846
Derivatives		2,047,571	—	—	—	—	347,699	2,395,270
Loans		—	—	—	—	192,572,571	—	192,572,571
AFS financial assets(*2)		—	—	34,105,747	—	—	—	34,105,747
HTM financial assets(*3)		—	—	—	11,894,664	—	—	11,894,664
Other		—	—	—	—	7,520,769	—	7,520,769

	(Won)	14,001,837	1,800,846	34,105,747	11,894,664	214,824,272	347,699	276,975,065

		December 31, 2011
		Trading	FVTPL liabilities(*1)	Amortized cost	Derivatives held for hedging	Total
Liabilities :
Deposits	(Won)	—	—	163,015,732	—	163,015,732
Trading liabilities		704,418	—	—	—	704,418
Financial liabilities designated at FVTPL (*1)		—	3,298,409	—	—	3,298,409
Derivatives		1,919,760	—	—	128,122	2,047,882
Borrowings		—	—	20,033,246	—	20,033,246
Debt securities issued		—	—	39,736,958	—	39,736,958
Other		—	—	17,306,513	—	17,306,513

	(Won)	2,624,178	3,298,409	240,092,449	128,122	246,143,158

(*1)	FVTPL : Fair value through profit of loss
(*2)	AFS : Available-for-sale
(*3)	HTM : Held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

4.	Financial risk management (continued)

		December 31, 2010
		Trading	FVTPL assets(*1)	AFS(*2)	HTM(*3)	Loans and receivable	Derivatives held for hedging	Total
Assets :
Cash and due from banks	(Won)	—	—	—	—	11,821,607	—	11,821,607
Trading assets		9,412,050	—	—	—	—	—	9,412,050
Financial assets designated at FVTPL (*1)		—	2,208,284	—	—	—	—	2,208,284
Derivatives		3,763,967	—	—	—	—	342,229	4,106,196
Loans		—	—	—	—	181,347,105	—	181,347,105
AFS financial assets(*2)		—	—	29,451,909	—	—	—	29,451,909
HTM financial assets(*3)		—	—	—	12,528,902	—	—	12,528,902
Other		—	—	—	—	6,766,664	—	6,766,664

	(Won)	13,176,017	2,208,284	29,451,909	12,528,902	199,935,376	342,229	257,642,717

		December 31, 2010
		Trading	FVTPL liabilities(*1)	Amortized cost	Derivatives held for hedging	Total
Liabilities :
Deposits	(Won)	—	—	149,416,662	—	149,416,662
Trading liabilities		822,977	—	—	—	822,977
Financial liabilities designated at FVTPL (*1)		—	1,953,519	—	—	1,953,519
Derivatives		3,398,402	—	—	136,772	3,535,174
Borrowings		—	—	18,085,459	—	18,085,459
Debt securities issued		—	—	40,286,268	—	40,286,268
Other		—	—	14,169,093	—	14,169,093

	(Won)	4,221,379	1,953,519	221,957,482	136,772	228,269,152

(*1)	FVTPL : Fair value through profit of loss
(*2)	AFS : Available-for-sale
(*3)	HTM : Held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

4.	Financial risk management (continued)

		January 1, 2010
		Trading	FVTPL assets(*1)	AFS(*2)	HTM(*3)	Loans and receivable	Derivatives held for hedging	Total
Assets :
Cash and due from banks	(Won)	—	—	—	—	13,371,641	—	13,371,641
Trading assets		7,883,195	—	—	—	—	—	7,883,195
Financial assets designated at FVTPL (*1)		—	1,695,923	—	—	—	—	1,695,923
Derivatives		4,410,340	—	—	—	—	576,225	4,986,565
Loans		—	—	—	—	170,852,950	—	170,852,950
AFS financial assets(*2)		—	—	29,050,106	—	—	—	29,050,106
HTM financial assets(*3)		—	—	—	12,795,490	—	—	12,795,490
Other		—	—	—	—	7,032,114	—	7,032,114

	(Won)	12,293,535	1,695,923	29,050,106	12,795,490	191,256,705	576,225	247,667,984

		January 1, 2010
		Trading	FVTPL liabilities(*1)	Amortized cost	Derivatives held for hedging	Total
Liabilities :
Deposits	(Won)	—	—	143,721,212	—	143,721,212
Trading liabilities		346,935	—	—	—	346,935
Financial liabilities designated at FVTPL (*1)		—	1,086,680	—	—	1,086,680
Derivatives		4,105,570	—	—	215,549	4,321,119
Borrowings		—	—	17,673,005	—	17,673,005
Debt securities issued		—	—	41,362,758	—	41,362,758
Other		—	—	13,785,813	—	13,785,813

	(Won)	4,452,505	1,086,680	216,542,788	215,549	222,297,522

(*1)	FVTPL : Fair value through profit of loss
(*2)	AFS : Available-for-sale
(*3)	HTM : Held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

4.	Financial risk management (continued)

(g)	Derecognition of financial assets

There are no transferred financial assets which were transferred in such a way that all of the financial assets do not qualify for derecognition and of the associated liabilities as of December 31, 2011 and 2010.

(h)	Capital risk management

The controlling company, controlling banks or other financial institutions conducting banking business as prescribed in the Financial Holding Company Act, is required to maintain a minimum consolidated equity capital ratio of 8.0%. “Consolidated equity capital ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with the Financial Services Commission requirements that have been formulated based on Bank of International Settlement standards. “Equity capital”, as applicable to bank holding companies, is defined as the sum of Tier I capital (including capital stock, retained earnings, etc.) and Tier II capital (including qualifying subordinated liabilities, etc.) less any deductible items (including goodwill, income tax assets, etc.), each as defined under the Regulation on the Supervision of Financial Holding Companies. “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.

The capital adequacy ratio of the Group as of December 31, 2011 and 2010 were as follows:

		December 31, 2011	December 31, 2010
Capital (A)	(Won)	22,315,419	23,711,758
Risk-weighted assets (B)		195,579,399	185,694,642
BIS ratio (A/B)		11.41%	12.77%

At December 31, 2011 and 2010, the Group met the regulatory capital ratio above 8%.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

5.	Significant estimate and judgment

The preparation of consolidated financial statements requires the application of certain critical accounting and assumptions relative to the future. The management’s estimate of outcome may differ from an actual outcome if the managements’ estimate and assumption based on its best judgment at the reporting date are different from an actual environment. The change in an accounting estimate is recognized prospectively by including in profit or loss in the year of the change, if the change affects that year only, or the year of the change and future years, if the change affects both.

(a)	Goodwill

The Group assesses annually whether any objective evidence of impairment on goodwill exists in accordance with the accounting policy as described in note 3. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. Value in use is measured based on estimates.

(b)	Income taxes

The Group is subject to tax law from various countries. Within the normal business process, there are various types of transaction and different accounting method that may add uncertainties to the decision of the final income taxes. The Group has recognized current and deferred tax that reflect tax consequences that would follow from the manner in which the entity expects, at the end of the reporting year, to recover or settle the carrying amount of its assets and liabilities. However, actual income tax in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred tax at the year when the final tax effect is conformed.

(c)	Fair value of financial instruments

The fair values of financial instruments which are not actively traded in the market are determined by using valuation techniques. The Group determines valuation method and assumptions based on significant market conditions at the end of each reporting year. Diverse valuation techniques are used to determine the fair value of financial instruments, from general market accepted valuation model internally developed valuation model that incorporates various types of assumptions and variables.

(d)	Allowances for loan losses, guarantees and unused loan commitments

The Group determines and recognizes allowances for losses on loans through impairment testing and recognizes provision for guarantees and unused loan commitments. The accuracy of provisions of credit losses is determined by the methodology and assumptions used for estimating expected cash flows of the borrower for allowances on individual loans and collectively assessing allowances for groups of loans, guarantees and unused loan commitments.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

5.	Significant estimate and judgment (continued)

(e)	Defined benefit obligation

The present value of defined benefit obligation that is measured by actuarial valuation method use various assumptions which can change according to various elements. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting year on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in profit or loss. Other significant assumptions related to defined benefit obligation are based on current market situation

(f)	Impairment of available-for-sale equity investments

When there is significant or prolonged decline in the fair value of an investment in an equity instrument below its original cost, there is objective evidence that available-for-sale equity investments are impaired. Accordingly, the Group considers the decline in the fair value of over 50% against the original cost as “significant decline” and a six-month continuous decline in the market price for marketable equity instrument as “prolonged decline” Additionally, when the fair value declines over 30% from the original cost, it is considered as a possible indication of impairment and the Group recognizes impairment loss as necessary considering other facts and circumstance.

(g)	Hedging relationship

The hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

6.	Business combinations

(a)	Acquisition of Shinhan Vina Bank

On November 11, 2011, the Group obtained a controlling ownership over Shinhan Vina Bank, formerly a jointly controlled entity, by acquiring an additional 50 % of the outstanding and voting interests for W105,940 million.

Shinhan Bank Vietnam merged with Shinhan Vina Bank on November 28, 2011. The Group applied the pooling method instead of the acquisition method, since the transaction was regarded as a “business combination of entities under common control” in accordance with K-IFRS No.1103 Business Combinations.

Taking control of Shinhan Vina Bank will enable the Group to implement the localization strategy through access to loans to or deposits from corporations, including small or medium sized companies in Vietnam. The acquisition is expected to provide the Group with an increased share of the corporate Banking market through access to the acquiree’s customer base. The Group also expects to reduce costs through economies of scale.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

6.	Business combinations (continued)

Net assets from the business combination were as follows:

		Amount
Assets
Cash and due from banks	(Won)	56,489
Held-to-maturity securities		7,439
Loans (*1)		357,245
Property and equipment		1,790
Intangible assets (*2)		17,685
Other assets		3,906

Sub-total		444,554

Liabilities
Deposits from banks & customers, etc.		281,111
Borrowings		17,415
Provisions		121
Other liabilities		9,410

Sub-total		308,057

Net assets acquired	(Won)	136,497

(*1)	The fair value of loans approximates their carrying amount.
(*2)	(Won)17,685 million of customer-related intangible assets (core deposits) were recognized.

Goodwill recorded from the business combination was as follows:

		Amount
Cash paid	(Won)	105,940
Fair value of previously held equity interest(*)		105,940

Consideration		211,880
Net assets acquired		(136,497)

Goodwill	(Won)	75,383

(*)	The Group regarded the fair value of previously held equity interests as consideration transferred for the additional purchase of 50%.

The goodwill is attributable mainly to the expected synergies from combining operations of the Group and Shinhan Vina Bank and economies of scale. Goodwill recognized is not expected to be deductible for income tax purposes.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

6.	Business combinations (continued)

Acquisition-related costs of (Won)323 million relating to legal fees and due diligence costs were recognized as general and administrative expenses in the Group’s consolidated statement of comprehensive income for the year ended December 31, 2011.

(Won)44,243 of a gain as a result of remeasuring to fair value the 50% equity interest in Shinhan Vina Bank held by the Group before the business combination was recognized as other operating income in the Group’s consolidated statement of comprehensive income for the year ended December 31, 2011.

The disclosure of Shinhan Vina Bank’s operating income and net income since the acquisition date is unavailable as Shinhan Vina Bank’s separate financial information has not been prepared subsequent to the merger of Shinhan Vina Bank and Shinhan Vietnam Bank

Had the acquisition of Shinhan Vina Bank occurred at January 1, 2011, the operating income of (Won)4,149,059 million and net income of (Won)3,112,862 million would have been included in the consolidated statement of comprehensive income

(b)	Incorporation of Shinhan Savings Bank and acquisition of Tomato Savings Bank.

The Group established Shinhan Hope Co. Ltd., on December 12, 2011, in order to acquire and assume certain assets and liabilities of Tomato Savings Bank. Shinhan Hope Co. Ltd. obtained a savings bank license on December 28, 2011 and changed its name to “Shinhan Savings Bank” on December 29, 2011.

On January 2, 2012, Shinhan Savings Bank acquired certain assets and liabilities of Tomato Savings Bank.

Changes in the capital stock of Shinhan Savings Bank were as follows:

		Establishment date	Acquisition date	Total
Number of Shares issued		800,000	2,400,000	3,200,000
Value per share (won)	(Won)	5,000	5,000	5,000
Common stock (in millions of won)	(Won)	4,000	12,000	16,000
Ownership (%)		100	100	100
Issuance price per share (won)	(Won)	5,000	48,334

Assets acquired and liabilities assumed from the business combination were as follows;

		Amount
Loans	(Won)	533,164
Deposits		1,549,023

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

7.	Operating segments

(a)	Segment information

The general descriptions by operating segments as of December 31, 2011, 2010 and January 1, 2010 are as follows:

Description
Banking	Retail banking	Loans to or deposits from individual customers, wealth management customers, and institutions such as hospitals, airports and schools
	Corporate and investment banking	Loans to or deposits from corporations including small or medium sized companies and business related to investment banking
International group

Internal asset and liability management, trading of securities and derivatives, investment portfolio management and other related business supervision on overseas subsidiaries and branch operations and other international business

	Others	Administration of bank operations
Credit card		Credit card business
Securities		Securities trading, underwriting and brokerage services
Life insurance		Life insurance and related business
Others		Leasing, assets management and other businesses

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

7.	Operating segments (continued)

(b)	The following table provides an information of income for each operating segment for the years ended December 31, 2011 and 2010.

		2011
		Banking				Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
		Retail	Corporate	International	Other
Net interest income	(Won)	2,656,405	2,059,495	281,537	57,627	1,359,734	230,747	523,663	(96,275)	7,038	7,079,971
Net fees and commission income		635,363	209,637	45,274	8,454	319,845	319,115	27,533	219,555	(25,605)	1,759,171
Net other income (expense)		(2,275,716)	(692,296)	(161,334)	(168,641)	(579,422)	(417,114)	(241,605)	1,642,228	(1,810,470)	(4,704,370)

Operating income		1,016,052	1,576,836	165,477	(102,560)	1,100,157	132,748	309,591	1,765,508	(1,829,037)	4,134,772

Equity method income		—	—	—	28,995	—	8,170	—	15,748	4,877	57,790
Income tax expense		(205,111)	(318,028)	(34,235)	13,902	(224,227)	(39,208)	(72,664)	(32,923)	(7,435)	(919,929)

Income for the year		810,941	1,258,808	131,242	(59,663)	875,930	101,710	236,927	1,748,333	(1,831,595)	3,272,633

Controlling interest		810,941	1,258,808	131,242	(60,158)	875,930	101,710	236,927	1,750,068	(2,005,457)	3,100,011

Non-controlling interest	(Won)	—	—	—	495	—	—	—	(1,735)	173,862	172,622

		2010
		Banking				Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
		Retail	Corporate	International	Other
Net interest income	(Won)	2,319,734	2,080,547	231,249	39,697	1,256,363	155,098	468,310	(79,661)	1,279	6,472,616
Net fees and commission income		646,765	239,523	41,544	(32,002)	349,888	326,703	24,062	229,236	(67,881)	1,757,838
Net other income (expense)		(2,083,005)	(784,626)	(215,750)	(422,244)	(572,896)	(283,944)	(210,183)	569,000	(812,323)	(4,815,971)

Operating income		883,494	1,535,444	57,043	(414,549)	1,033,355	197,857	282,189	718,575	(878,925)	3,414,483

Equity method income		—	—	—	12,508	(254)	(973)	—	2,536	1,505	15,322
Income tax expense		(177,446)	(301,413)	(17,013)	109,825	(42,708)	(46,122)	(68,375)	(22,253)	(4,870)	(570,375)

Income for the year		706,048	1,234,031	40,030	(292,216)	990,393	150,762	213,814	698,858	(882,290)	2,859,430

Controlling interest		706,048	1,234,031	40,030	(292,626)	990,393	150,714	213,410	700,107	(1,057,518)	2,684,589

Non-controlling interest	(Won)	—	—	—	410	—	48	404	(1,249)	175,228	174,841

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

7.	Operating segments (continued)

(c)	The following table provides information of assets for each operating segment as of December 31, 2011 and 2010.

		2011
		Banking				Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
		Retail	Corporate	International	Other
Trading assets	(Won)	—	7,810,959	—	(1,046,618)	150,056	4,444,608	216,446	391,130	(12,315)	11,954,266
Loans		97,862,421	59,008,600	8,052,825	1,029,554	19,480,828	798,378	2,957,350	4,699,329	(1,316,714)	192,572,571
Available-for-sale financial assets		523,931	23,609,648	726,981	2,389,054	457,702	1,641,197	4,646,014	302,782	(191,562)	34,105,747
Held-to-maturity financial assets		—	9,447,411	454,979	32	—	—	2,042,196	5,045	(54,999)	11,894,664

	(Won)	98,386,352	99,876,618	9,234,785	2,372,022	20,088,586	6,884,183	9,862,006	5,398,286	(1,575,590)	250,527,248

		2010
		Banking				Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
		Retail	Corporate	International	Other
Trading assets	(Won)	40,477	5,492,153	—	(1,523,410)	200,046	4,628,695	345,983	261,142	(33,036)	9,412,050
Loans		89,182,682	57,932,018	6,467,695	2,394,261	18,910,797	859,214	2,613,237	4,516,335	(1,529,134)	181,347,105
Available-for-sale financial assets		493,542	21,224,111	827,765	2,530,713	381,216	220,255	3,589,477	331,597	(146,767)	29,451,909
Held-to-maturity financial assets		—	10,285,788	280,170	32	—	—	2,012,860	5,051	(54,999)	12,528,902

	(Won)	89,716,701	94,934,070	7,575,630	3,401,596	19,492,059	5,708,164	8,561,557	5,114,125	(1,763,936)	232,739,966

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

7.	Operating segments (continued)

(d)	Financial information of geographical area

The following table provides information of revenue from external consumers by geographical area for the years ended December 31, 2011 and 2010.

		Operating revenue		Operating expense		Net income
		2011	2010	2011	2010	2011	2010
Domestic	(Won)	30,506,382	30,938,794	26,515,938	27,563,657	3,990,444	3,375,137
Overseas		973,905	876,861	829,577	837,515	144,328	39,346

	(Won)	31,480,287	31,815,655	27,345,515	28,401,172	4,134,772	3,414,483

The following table provides information of non-current assets by geographical area as of December 31, 2011 and 2010.

		December 31, 2011	December 31, 2010
Domestic	(Won)	7,391,966	7,276,570
Overseas		80,477	58,694

	(Won)	7,472,443	7,335,264

(*)	Non-current assets as of December 31, 2011 and 2010 include property and equipment, intangible assets, investment properties.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

8.	Cash and due from banks

(a)	Cash and due from banks as of December 31, 2011, 2010 and January 1, 2010 were as follows:

		December 31, 2011	December 31, 2010	January 1, 2010
Cash and cash equivalents	(Won)	2,131,642	2,541,635	1,774,367

Deposits in won:
Reserve deposits		3,391,601	3,659,332	6,205,781
Time deposits		3,641,613	1,137,398	731,965
Certificate of deposits		19,760	—	39,539
Other		2,116,900	2,057,269	1,763,679

		9,169,874	6,853,999	8,740,964

Deposits in foreign currency:
Deposits		1,433,884	960,463	1,257,872
Time deposits		1,669,938	1,238,097	951,778
Other		357,761	241,731	655,270

		3,461,583	2,440,291	2,864,920

Provisions		(32,167)	(14,318)	(8,610)

	(Won)	14,730,932	11,821,607	13,371,641

(b)	Restricted due from banks as of December 31, 2011, 2010 and January 1, 2010 were as follows:

		December 31, 2011	December 31, 2010	January 1, 2010
Deposits in won
Reserve deposits	(Won)	3,391,601	3,659,332	6,205,781
Other (*)		1,298,609	261,047	383,349

		4,690,210	3,920,379	6,589,130

Deposits in foreign currency		855,025	717,956	825,619

	(Won)	5,545,235	4,638,335	7,414,749

(*)	Pursuant to the Regulation on Financial Investment Business, the Group is required to deposit certain portions of customers’ deposits with the Korean Securities Finance Corporation (“KSFC”) or banks to ensure repayment of customer deposits and the deposits may not be pledged as collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

9.	Trading assets

Trading assets as of December 31, 2011, 2010 and January 1, 2010 were as follows:

		December 31, 2011	December 31, 2010	January 1, 2010
Debt securities:
Governments	(Won)	698,192	680,250	1,021,583
Financial institutions		2,993,836	3,219,525	3,069,445
Corporations		1,441,253	1,498,160	877,192
Bills bought		3,566,763	2,589,522	1,419,179
CMA(*)		911,728	329,570	273,704
Others		13,014	19,716	73,342

		9,624,786	8,336,743	6,734,445

Equity securities:
Stocks		135,139	218,219	224,099
Beneficiary certificates		1,822,901	673,931	648,416
Others		30,006	29,700	19,991

		1,988,046	921,850	892,506

Other
Gold deposits		341,434	153,457	256,244

	(Won)	11,954,266	9,412,050	7,883,195

(*)	CMA: Cash management account deposits

10.	Financial asset designated at fair value through profit or loss

Financial asset designated at fair value through profit or loss as of December 31, 2011, 2010 and January 1, 2010 were as follows:

		December 31, 2011	December 31, 2010	January 1, 2010
Debt securities		440,327	446,167	352,258
Equity securities		1,052,490	1,414,188	1,075,810
Others		308,029	347,929	267,855

	(Won)	1,800,846	2,208,284	1,695,923

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

11.	Derivatives

(a)	The notional amounts of derivatives as of December 31, 2011, 2010 and January 1, 2010 were as follows:

		December 31, 2011	December 31, 2010	January 1, 2010
Foreign currency related
Over the counter
Currency forwards	(Won)	41,915,985	43,943,575	60,004,032
Currency swaps		12,416,078	15,858,075	24,109,249
Currency options		1,707,857	1,674,698	4,091,342

		56,039,920	61,476,348	88,204,623

Exchange traded
Currency futures		118,382	4,936	151,827

		56,158,302	61,481,284	88,356,450

Interest rates related
Over the counter
Interest rate swaps		97,090,640	165,593,231	132,221,784
Interest rate options		8,803,485	9,359,103	11,346,344

		105,894,125	174,952,334	143,568,128

Exchange traded
Interest rate futures		41,860	154,066	43,448

		105,935,985	175,106,400	143,611,576

Credit related
Over the counter
Credit swaps		89,186	87,742	174,918

Equity related
Over the counter
Equity swap and forwards		2,087,186	929,064	1,737,542
Equity options		6,727,624	15,170,328	3,548,371

		8,814,810	16,099,392	5,285,913

Exchange traded
Equity futures		6,323	7,261	47,726
Equity options		3,031,229	6,799,014	1,721,815

		3,037,552	6,806,275	1,769,541

		11,852,362	22,905,667	7,055,454

Commodity related
Over the counter
Swaps and forwards		38,045	20,154	22,523
Equity options		130,463	124,533	80,926

		168,508	144,687	103,449

Exchange traded
Equity options		17,989	1,968	—

		186,497	146,655	103,449

Hedge
Currency forwards		4,455	6,694	18,797
Currency swaps		1,918,435	1,539,234	3,277,336
Interest rate swaps		9,137,426	9,967,369	10,542,964

		11,060,316	11,513,297	13,839,097

	(Won)	185,282,648	271,241,045	253,140,944

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

11.	Derivatives (continued)

(b)	Fair values of derivative instruments as of December 31, 2011, 2010 and January 1, 2010 were as follows:

		December 31, 2011		December 31, 2010		January 1, 2010
		Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Foreign currency related
Over the counter
Currency forwards	(Won)	628,214	439,086	806,149	436,182	1,728,848	714,903
Currency swaps		450,092	526,878	722,591	887,874	1,302,322	2,001,812
Currency options		115,118	7,798	150,148	11,568	352,143	75,527

		1,193,424	973,762	1,678,888	1,335,624	3,383,313	2,792,242

Interest rates related
Over the counter
Interest rate swaps		670,831	576,866	757,677	795,412	650,726	947,121
Interest rate options		32,998	36,611	43,766	44,799	55,769	53,219

		703,829	613,477	801,443	840,211	706,495	1,000,340

Credit related
Over the counter
Credit swaps		—	1,734	350	397	2,554	23,843

Equity related
Over the counter
Equity swap and forwards		11,581	222,017	36,036	2,164	117,858	149,719
Equity options		127,777	98,394	1,224,591	1,044,626	192,695	125,276

		139,358	320,411	1,260,627	1,046,790	310,553	274,995

Exchange traded
Equity options		5,109	6,948	17,118	170,166	5,492	11,185

		144,467	327,359	1,277,745	1,216,956	316,045	286,180

Commodity related
Over the counter
Swaps and forwards		1,625	1,835	1,417	3,153	—	1,787
Equity options		3,863	1,165	4,124	1,837	1,933	1,178

		5,488	3,000	5,541	4,990	1,933	2,965

Exchange traded
Commodity futures		363	428	—	224	—	—

		5,851	3,428	5,541	5,214	1,933	2,965

Hedge
Currency forwards		—	358	131	121	94	5,216
Currency swaps		80,405	11,052	121,224	30,973	393,155	15,716
Interest rate swaps		267,294	116,712	220,874	105,678	182,976	194,617

		347,699	128,122	342,229	136,772	576,225	215,549

	(Won)	2,395,270	2,047,882	4,106,196	3,535,174	4,986,565	4,321,119

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

11.	Derivatives (continued)

(c)	Gain or loss on valuation of derivatives for the years ended December 31, 2011 and 2010 was as follows:

		2011		2010
		Gain	Loss	Gain	Loss
Foreign currency related
Over the counter
Currency forwards	(Won)	565,473	388,827	389,105	459,102
Currency swaps		148,819	243,184	367,376	289,949
Currency options		8,413	3,296	2,129	23,151

		722,705	635,307	758,610	772,202

Exchange traded
Currency futures		132	16	2,409	6,896

		722,837	635,323	761,019	779,098

Interest rates related
Over the counter
Interest rate swaps		383,474	340,543	585,904	529,435
Interest rate options		20,077	23,578	20,720	27,307

		403,551	364,121	606,624	556,742

Exchange traded
Interest rate futures		192	809	2,512	—

		403,743	364,930	609,136	556,742

Credit related
Over the counter
Credit swaps		130	541	—	1,867

Equity related
Over the counter
Equity swap and forwards		16,569	217,497	68,344	—
Equity options		112,879	188,209	1,086,749	1,016,729

		129,448	405,706	1,155,093	1,016,729

Exchange traded
Equity futures		1,616	867	3,334	9,551
Equity options		62,606	35	45,011	105,823

		64,222	902	48,345	115,374

		193,670	406,608	1,203,438	1,132,103

Commodity related
Over the counter
Swaps and forwards		1,460	1,890	1,468	5,202
Commodity options		878	6,933	3,144	2,811

		2,338	8,823	4,612	8,013

Exchange traded
Commodity futures		441	337	126	372

		2,779	9,160	4,738	8,385

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

11.	Derivatives (continued)

		2011		2010
		Gain	Loss	Gain	Loss
Hedge
Currency forwards		—	358	1,093	32,649
Currency swaps		53,839	23,774	28,802	36,884
Interest rate swaps		135,805	90,724	296,748	96,521

		189,644	114,856	326,643	166,054

	(Won)	1,512,803	1,531,418	2,904,974	2,644,249

(d)	Gain or loss on fair value hedges for the years ended December 31, 2011 and 2010 was as follows:

		2011	2010
Hedged item	(Won)	(51,205)	(213,797)
Hedging instruments		29,467	206,565

	(Won)	(21,738)	(7,232)

(e)	Hedge of net investment in foreign operations

The Group uses borrowings in foreign currency to hedge the foreign currency translation risk on its net investment in foreign operations. The W4,790 million of the effective portion among gain or loss on valuation of borrowings in foreign currency was recognized as foreign currency translation adjustments for foreign operations.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

12.	Loans

(a)	Loans as of December 31, 2011, 2010 and January 1, 2010 were as follows:

		December 31, 2011	December 31, 2010	January 1, 2010
Household loans	(Won)	69,450,520	64,974,079	62,888,594
Corporate loans		100,238,573	97,389,989	92,470,205
Public and other		4,929,661	2,771,304	2,240,248
Loans to banks		2,556,629	1,466,726	1,087,366
Card receivables		17,879,640	17,646,617	15,429,877

		195,055,023	184,248,715	174,116,290

Present value discount		(44,263)	(52,392)	(54,406)
Deferred loan origination costs and fees		138,933	2,728	(94,851)

		195,149,693	184,199,051	173,967,033
Allowance for impairment		(2,577,122)	(2,851,946)	(3,114,083)

	(Won)	192,572,571	181,347,105	170,852,950

(b)	Changes in the allowance for impairment for the years ended December 31, 2011 and 2010 were as follows:

		2011
		Loans					Other (*2)
		Household	Corporate	Credit Card	Other	Subtotal		Total
Beginning balance	(Won)	194,004	1,939,988	670,747	47,207	2,851,946	142,971	2,994,917
Provision for (reversal of) allowance		65,971	646,917	166,234	(15,062)	864,060	31,946	896,006

Write-offs		(70,388)	(847,076)	(447,008)	—	(1,364,472)	(21,416)	(1,385,888)

Effect of discounting		(248)	(66,416)	(1,462)	—	(68,126)	—	(68,126)
Allowance related to loans transferred		(11,115)	(127,662)	67	—	(138,710)	—	(138,710)
Recoveries		42,968	76,907	283,163	—	403,038	904	403,942
Others (*1)		—	25,607	3,779	—	29,386	(2,398)	26,988

Ending balance	(Won)	221,192	1,648,265	675,520	32,145	2,577,122	152,007	2,729,129

		2010
		Loans					Other (*2)
		Household	Corporate	Credit Card	Other	Subtotal		Total
Beginning balance	(Won)	193,166	2,153,673	743,217	24,027	3,114,083	214,814	3,328,897
Provision for (reversal of) allowance		48,517	1,200,765	27,607	23,910	1,300,799	(30,472)	1,270,327

Write-offs		(86,202)	(713,491)	(428,027)	—	(1,227,720)	(60,835)	(1,288,555)

Effect of discounting		(237)	(55,231)	(2,689)	—	(58,157)	—	(58,157)
Allowance related to loans transferred		(14,815)	(614,621)	(1,376)	(730)	(631,542)	(18,301)	(649,843)
Recoveries		53,575	84,293	326,992	—	464,860	442	465,302
Others (*1)		—	(115,400)	5,023	—	(110,377)	37,323	(73,054)

Ending balance	(Won)	194,004	1,939,988	670,747	47,207	2,851,946	142,971	2,994,917

(*1)	Other changes were due to debt restructuring, debt-equity swap, and foreign exchange rate, etc
(*2)	Included allowance for due from banks and other assets

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

12.	Loans (continued)

(c)	Changes in deferred loan origination costs and fees for the years ended December 31, 2011 and 2010 were as follows:

		2011	2010
Beginning balance	(Won)	2,728	(94,851)
Loan originations		85,200	(39,175)
Amortization		51,005	136,754

Ending balance	(Won)	138,933	2,728

13.	Available-for-sale financial assets and held-to-maturity financial assets

(a)	Available-for-sale financial assets and held-to-maturity financial assets as of December 31, 2011, 2010 and January 1, 2010 were as follows:

		December 31, 2011	December 31, 2010	January 1, 2010
Available-for-sale financial assets
Debt securities (*1)
Government bonds	(Won)	4,829,146	6,113,548	5,701,465
Financial institutions bonds		13,689,821	8,996,378	10,122,275
Corporate bonds and others		10,591,575	7,137,841	5,804,105

		29,110,542	22,247,767	21,627,845

Equity securities (*2)
Stock		3,989,752	4,500,876	4,878,834
Equity investments		525,175	459,888	456,068
Beneficiary certificates		415,508	2,161,484	2,028,421
Others		64,770	81,894	58,938

		4,995,205	7,204,142	7,422,261

		34,105,747	29,451,909	29,050,106

Held-to-maturity financial assets
Debt securities
Government bonds		5,869,832	6,217,725	5,752,408
Financial institutions bonds		2,064,369	2,327,290	4,060,308
Corporate bonds and others		3,960,463	3,983,887	2,982,774

		11,894,664	12,528,902	12,795,490

	(Won)	46,000,411	41,980,811	41,845,596

(*1)	Debt securities are measured at fair value by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date from the end of reporting year.
(*2)	Equity securities with no quoted market prices in active markets and for which the fair value cannot be measured reliably are recorded at cost amounting W203,911 million as of December 31, 2011.

(b)	Securities loaned as of December 31, 2011, 2010 and January 1, 2010 were as follows:

		December 31, 2011	December 31, 2010	January 1, 2010	Lender
Government bonds	(Won)	272,411	1,060,943	1,427,274	Korea Securities Finance Corp., Mitsui Sumitomo and others
Financial institutions bonds		60,267	—	29,857	Korea Securities Finance Corp.

	(Won)	332,678	1,060,943	1,457,131

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

13.	Available-for-sale financial assets and held-to-maturity financial assets(continued)

(c)	Gain or loss on sale of available-for-sale financial assets for the years ended December 31, 2011 and 2010 was as follows:

		2011	2010
Gain on sale of available-for-sale financial assets	(Won)	866,138	681,740
Loss on sale of available-for-sale financial assets		(19,793)	(29,552)

	(Won)	846,345	652,188

14.	Property and equipment

(a)	Property and equipment as of December 31, 2011, 2010 and January 1, 2010 were as follows:

		December 31, 2011
		Acquisition cost	Accumulated depreciation	Book value
Land	(Won)	1,751,634	—	1,751,634
Buildings		924,103	(62,094)	862,009
Other		1,969,988	(1,589,771)	380,217

	(Won)	4,645,725	(1,651,865)	2,993,860

		December 31, 2010
		Acquisition cost	Accumulated depreciation	Book value
Land	(Won)	1,781,408	—	1,781,408
Buildings		882,814	(31,421)	851,393
Other		1,861,566	(1,517,960)	343,606

	(Won)	4,525,788	(1,549,381)	2,976,407

		January 1, 2010 (*)
		Acquisition cost	Accumulated depreciation	Book value
Land	(Won)	1,678,940	—	1,678,940
Buildings		856,413	(1,381)	855,032
Other		1,921,425	(1,452,247)	469,178

	(Won)	4,456,778	(1,453,628)	3,003,150

(*)	In the preparation of the opening K-IFRS consolidated statement of financial position on the date of transition to K-IFRS, the Group measured land and buildings at fair value at the date of transition, which is deemed cost, in accordance with K-IFRS No. 1101. Land and buildings were revalued on January 1, 2010 by an independent valuation service provider. Valuation was based on the recent arm’s length market transactions between knowledgeable and willing parties.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

14.	Property and equipment (continued)

(b)	Changes in property and equipment for the years ended December 31, 2011 and 2010 were as follows:

		2011
		Land	Buildings	Other	Total
Beginning balance	(Won)	1,781,408	851,393	343,606	2,976,407
Acquisitions(*)		10,943	61,469	243,245	315,657
Disposals		(27,774)	(12,194)	(28,454)	(68,422)
Depreciation		—	(30,964)	(180,807)	(211,771)
Amounts transferred from (to) investment property		(14,321)	(7,094)	—	(21,415)
Amounts transferred to assets held for sale		1,327	(1,064)	—	263
Effects of foreign currency movements		51	463	837	1,351
Acquisitions from business combinations		—	—	1,790	1,790

Ending balance	(Won)	1,751,634	862,009	380,217	2,993,860

(*)	(Won)13,546 million of construction-in-progress was transferred.

		2010
		Land	Buildings	Other	Total
Beginning balance	(Won)	1,678,940	855,032	469,178	3,003,150
Acquisitions(*)		61,869	37,690	206,068	305,627
Disposals		(2,738)	(3,441)	(110,218)	(116,397)
Depreciation		—	(30,399)	(221,758)	(252,157)
Amounts transferred from (to) investment property		43,316	(7,477)	—	35,839
Amounts transferred to assets held for sale		—	(8)	—	(8)
Effects of foreign currency movements		21	(4)	336	353

Ending balance	(Won)	1,781,408	851,393	343,606	2,976,407

(*)	(Won)67,888 million of construction-in-progress was transferred.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

14.	Property and equipment (continued)

(c)	Insured assets as of December 31, 2011 are as follows:

Type of insurance	Assets insured	Amount covered	Insurance company
Comprehensive insurance for financial institution	Cash and cash equivalent	20,182	Samsung Fire & Marine Insurance Co.,Ltd and 7 other entities
Package insurance	Land and buildings	1,168,507	Samsung Fire & Marine Insurance Co.,Ltd and 5 other entities
Fire insurance	Equipment	14,604	American Home Assurance Company Korea
Directors’ and Officers’ Liability and Company Reimbursement Insurance	—	100,066	Samsung Fire & Marine Insurance Co.,Ltd
Other	Cash and cash equivalent, securities	52,278	MERITZ Fire & Marine Insurance Co.,Ltd and 3 other entities

		1,355,637

(*)	In addition, the Group maintains vehicle insurance, medical insurance, fire insurance for its assets, and employee compensation insurance covering loss and liability arising from accidents.

(d)	There is no significant difference between the carrying amount of those property and equipment and their fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

15.	Intangible assets

(a)	Intangible assets as of December 31, 2011, 2010 and January 1, 2010 were as follows:

		December 31, 2011	December 31, 2010	January 1, 2010
Goodwill	(Won)	3,854,524	3,810,684	3,810,684
Software		75,164	68,862	71,787
Development cost		99,529	77,331	79,913
Other		174,243	116,024	103,515

	(Won)	4,203,460	4,072,901	4,065,899

(b)	Changes in intangible assets for the years ended December 31, 2011 and 2010 were as follows:

		2011
		Goodwill	Development cost	Software	Other	Total
Beginning balance	(Won)	3,810,684	68,862	77,331	116,024	4,072,901
Acquisitions		—	31,623	53,270	83,239	168,132
Business combination		75,383	—	—	17,685	93,068
Disposals		—	—	(3,420)	(11,708)	(15,128)
Impairment (*1)		(31,543)	—	—	(8,131)	(39,674)
Amortization (*2)		—	(25,321)	(27,652)	(22,990)	(75,963)
Effects of foreign currency movements		—	—	—	124	124

Ending balance	(Won)	3,854,524	75,164	99,529	174,243	4,203,460

		2010
		Goodwill	Development cost	Software	Other	Total
Beginning balance	(Won)	3,810,684	71,787	79,913	103,515	4,065,899
Acquisitions		—	18,434	21,759	24,375	64,568
Disposals		—	(37)	(130)	(5,193)	(5,360)
Amortization (*1)		—	(21,322)	(24,211)	(6,708)	(52,241)
Effects of foreign currency movements		—	—	—	35	35

Ending balance	(Won)	3,810,684	68,862	77,331	116,024	4,072,901

(*1)	The Group recognized impairment losses from golf and condo memberships with indefinite useful life by comparing its recoverable amount with its carrying amount.
(*2)	The Group recognized amortization of intangible asset in general and administrative expenses.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

15.	Intangible assets (continued)

(c)	Goodwill

i)	Goodwill as of December 31, 2011, 2010 and January 1, 2010 were as follows:

		December 31, 2011	December 31, 2010	January 1, 2010
Banking
Retail	(Won)	652,344	652,344	652,344
Corporate and investment		107,856	107,856	107,856
International		43,840	—	—
Other		82,060	82,060	82,060
Credit card		2,685,389	2,685,389	2,685,389
Life insurance		275,370	275,370	275,370
Others		7,665	7,665	7,665

	(Won)	3,854,524	3,810,684	3,810,684

ii)	The changes in goodwill for the years ended December 31, 2011 and 2010 are as follows:

		2011	2010
Beginning balance	(Won)	3,810,684	3,810,684
Acquisition of subsidiaries		75,383	—
Impairment (*)		(31,543)	—

Ending balance	(Won)	3,854,524	3,810,684

(*)	The impairment losses was recognized in treasury and international CGU of Shinhan Bank.

iii)	Goodwill impairment test

The recoverable amounts of all CGUs to which goodwill has been allocated was based on their respective value in use and was determined by discounting the estimated future cash flows to be generated from the continuing use of the respective CGUs.

The recoverable amounts of CGUs has been determined using cash flow estimates which cover a 5.25 year period (October 1, 2011 through December 31, 2016) from the date of valuation, which is September 30, 2011, with a valuation of terminal value applied thereafter. In case of Shinhan Life Insurance, only the 30 years of future cash flows are applied since the present value of the future cash flows thereafter is not significant.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

15.	Intangible assets (continued)

Discount and terminal growth rates

The discount rates applied have been determined based on the cost of equity which is comprised of a risk-free interest rate, a market risk premium and systemic risk (beta factor).

Expected terminal growth rate of cash flow estimation is on the basis of inflation rates.

Discount and terminal growth rates applied to each CGU were as follows:

	Discount rates	Terminal growth rate
Banking
Retail	12.8%	2.3%
Corporate and investment	12.8%	2.3%
International	12.8%	2.3%
Other	12.8%,13.2%	2.3%
Credit card	12.1%	2.3%
Life insurance	12.0%	—
Other	12.8%,22.18%	2.3%, 0%

Key assumptions used in the discounted cash flow calculations of CGUs (other than Shinhan Life Insurance) were as follows:

	2011	2012	2013	2014	2015 and thereafter
CPI growth	4.00%	2.10%	2.20%	1.60%	2.30%
Real retail sales growth	3.00%	3.50%	5.30%	4.00%	2.90%
Real GDP growth	3.60%	3.90%	4.20%	3.60%	4.20%

Key assumptions used in the discounted cash flow calculations of Shinhan Life Insurance were as follows:

Key assumptions
Return on investment	5.15%
Risk-based solvency margin ratio	304.10%

Total recoverable amount and book value of CGUs, to which goodwill has been allocated, were as follows:

		Amount
Total recoverable amount	(Won)	33,520,926
Total book value		29,820,139

	(Won)	3,700,787

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

16.	Investments in associates

(a)	Investments in associates as of December 31, 2011, 2010 and January 1, 2010 were as follows:

Investees	Country	Reporting date	Ownership(%) (*1)
			December 31, 2011	December 31, 2010	January 1, 2010
Cardif Life Insurance (*2,4)	Korea	September 30	14.99	14.99	14.99
Aju Capital Co., Ltd. (*2,3)	”	”	12.93	12.93	12.93
Macquarie Shinhan Infrastructure Management (*1,2)	”	”	50.00	50.00	50.00
Shinhan Vina Bank (*9)	Vietnam	December 31	—	50.00	50.00
Pohang TechnoPark 2PFV (*3)	Korea	”	14.90	—	—
Shinhan KT Mobile Card (*10)	”	”	50.00	50.00	50.00
Shinhan Corporate Restructuring Fund 5th	”	”	50.00	50.00	45.00
Shinhan Corporate Restructuring Fund 8th	”	”	—	25.82	25.82
DCC Corporate Restructuring Fund 1st	”	”	24.14	24.14	24.14
KTB Corporate Restructuring Fund 18th	”	”	47.17	47.17	47.17
High Technology Investment, Ltd. (*8)	”	September 30	—	—	28.89
HTIC Corporate Restructuring Fund 2nd (*8)	”	December 31	—	—	20.00
PT Clemont Finance Indonesia (*2)	Indonesia	September 30	30.00	30.00	30.00
Haejin Shipping Co. Ltd.	Hongkong	December 31	24.00	24.00	24.00
APC Fund	”	”	25.20	25.20	25.20
Westend Corporate Restructuring Fund (*2,8)	Korea	September 30	—	27.59	27.59
TSYoon 2nd Corporate Restructuring Fund	”	December 31	23.26	23.26	23.26
SHC-IMM New Growth Fund (*7)	”	”	64.52	64.52	64.52
SHC-AJU 1st Investment Fund (*6)	”	”	—	19.23	19.23
Now IB Fund 6th	”	”	25.00	25.00	—
QCP New Technology Fund 20th	”	”	47.17	47.17	—
UAMCO., Ltd. (*5)	”	”	17.50	17.50	17.50
Miraeasset 3rd Investment Fund	”	”	50.00	50.00	—
Now IB Fund 8th	”	”	38.46	38.46	38.46
SHC-AJU 2nd Investment Fund	”	”	—	25.00	—
Aju-Shinhan 1st Investment Fund (*7)	”	”	60.00	60.00	—
Aju-Shinhan 2nd Investment Fund	”	”	33.33	—	—
Aju 3rd Investment Fund (*7)	”	”	60.00	—	—
Stonebridge New growth Investment Fund	”	”	23.33	23.33	—
Aju M&A1st Investment Fund (*8)	”	”	—	40.00	—
Petra Private Equity Fund (*8)	”	”	—	23.81	23.81
Medici 2nd Investment Fund (*7)	”	”	54.67	—	—

(*1)	Considered common share ratio except preferred shares
(*2)	Financial statements as of September 30, 2011 were used for the equity method.
(*3)	The Group used the equity method of accounting as the Group has significant influence in electing on the board of directors.
(*4)	The Group has significant influence due to material transaction with investee.
(*5)	The Group determined to apply equity method accounting since the investee classified as the subsidiary by the Banking Act.
(*6)	As a managing partner, the Group has significant management control over the investee.
(*7)	As a limited partner, the Group is not able to participate in policy-making processes to obtain economic benefit from the investee.
(*8)	The investee was liquidated for the current and prior period.
(*9)	Shinhan Vina Bank is merged by Shinhan Vietnam Bank for the current period.
(*10)	The Group cease to apply the equity method as investor’s share of losses of an associate exceeds its interest in the associate

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

16.	Investments in associates (continued)

(b)	Changes in investments in associates for the years ended December 31, 2011 and 2010 were as follows:

		December 31, 2011
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Cardif Life Insurance	(Won)	13,826	9,750	3,157	(1,705)	—	25,028
Aju Capital Co., Ltd. (*1)		34,904	(692)	4,577	(494)	(4,351)	33,944
Macquarie Shinhan Infrastructure Management		4,282	(4,714)	4,433	575	—	4,576
Shinhan Vina Bank		57,833	(61,696)	928	2,935	—	—
Pohang TechnoPark 2PFV		—	4,470	(751)	(22)	—	3,697
Shinhan Corporate Restructuring Fund 5th		1,212	—	(833)	290	—	669
Shinhan Corporate Restructuring Fund 8th		25,407	(30,027)	4,620	—	—	—
DCC Corporate Restructuring Fund 1st		2,023	(1,207)	29	—	—	845
KTB Corporate Restructuring Fund 18th		10	—	—	—	—	10
PT Clemont Finance Indonesia		6,286	—	794	266	—	7,346
Haejin Shipping Co. Ltd.		996	—	167	1	—	1,164
APC Fund		19,998	7,233	9,585	1,584	—	38,400
Westend Corporate Restructuring Fund		8,210	(9,466)	1,256	—	—	—
TSYoon 2nd Corporate Restructuring Fund		4,153	(1,767)	257	(171)	—	2,472
SHC-IMM New Growth Fund		2,731	4,300	(215)	—	—	6,816
SHC-AJU 1st Investment Fund		2,626	(4,862)	2,236	—	—	—
Now IB Fund 6th		2,669	(1,175)	(20)	—	—	1,474
QCP New Technology Fund 20th		1,164	—	(1,043)	—	—	121
UAMCO., Ltd.		86,480	—	17,785	(25)	—	104,240
Miraeasset 3rd Investment Fund		4,512	(1,500)	1,676	—	—	4,688
Now IB Fund 8th		1,036	—	360	(62)	—	1,334
SHC-AJU 2nd Investment Fund		1,984	(2,116)	132	—	—	—
Aju-Shinhan 1st Investment Fund		3,162	(59)	267	—	—	3,370
Aju-Shinhan 2nd Investment Fund		—	1,930	106	—	—	2,036
Aju 3rd Investment Fund		—	3,000	(211)	—	—	2,789
Stonebridge New Growth Investment Fund		701	—	(137)	—	—	564
Aju M&A1st Investment Fund		3,994	(4,256)	262	—	—	—
Petra Private Equity Fund		9,613	(18,001)	8,388	—	—	—
Medici 2nd Investment Fund		—	3,280	(15)	—	—	3,265

	(Won)	299,812	(107,575)	57,790	3,172	(4,351)	248,848

(*1)	The market values of investments are W36,790 million as of December 31, 2011 based on the quoted market price at that date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

16.	Investments in associates (continued)

		December 31, 2010
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Cardif Life Insurance	(Won)	4,400	6,000	321	3,105	—	13,826
Aju Capital Co., Ltd. (*1)		86,876	—	745	27,216	(79,933)	34,904
Macquarie Shinhan Infrastructure Management		4,406	(5,748)	5,624	—	—	4,282
Shinhan Vina Bank		53,184	—	5,956	(1,307)	—	57,833
Shinhan KT Mobile Card		248	—	(248)	—	—	—
Shinhan Corporate Restructuring Fund 5th		5,364	(374)	(3,325)	(453)	—	1,212
Shinhan Corporate Restructuring Fund 8th		24,193	—	1,214	—	—	25,407
DCC Corporate Restructuring Fund 1st		1,549	(724)	1,032	166	—	2,023
KTB Corporate Restructuring Fund 18th		407	(176)	(221)	—	—	10
High Technology Investment, Ltd.		142	(56)	(5)	(81)	—	—
HTIC Corporate Restructuring Fund 2nd		3,891	(5,209)	1,318	—	—	—
PT Clemont Finance Indonesia		4,906	—	1,208	172	—	6,286
Haejin Shipping Co. Ltd.		876	—	95	25	—	996
APC Fund		14,396	7,092	(1,124)	(366)	—	19,998
Westend Corporate Restructuring Fund		7,942	(552)	820	—	—	8,210
TSYoon 2nd Corporate Restructuring Fund		5,001	(671)	85	(262)	—	4,153
SHC-IMM New Growth Fund		2,954	—	(223)	—	—	2,731
SHC-AJU 1st Investment Fund		2,499	—	127	—	—	2,626
Now IB Fund 6th		—	2,500	169	—	—	2,669
QCP New Technology Fund 20th		—	2,500	(1,336)	—	—	1,164
UAMCO., Ltd.		11,992	72,800	1,688	—	—	86,480
Miraeasset 3rd Investment Fund		—	4,560	(48)	—	—	4,512
Now IB Fund 8th		—	1,000	36	—	—	1,036
SHC-AJU 2nd Investment Fund		—	2,000	(16)	—	—	1,984
Aju-Shinhan 1st Investment Fund		—	3,000	162	—	—	3,162
Stonebridge New Growth Investment Fund		—	700	1	—	—	701
Aju M&A1st Investment Fund		—	4,000	(6)	—	—	3,994
Petra Private Equity Fund		9,998	(357)	(28)	—	—	9,613
CKD Starbio Venture Fund		1,000	(2,301)	1,301	—	—	—

	(Won)	246,224	89,984	15,322	28,215	(79,933)	299,812

(*1)	The market value of investments was W34,904 million as of December 31, 2010 based on the quoted market price at that date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

16.	Investments in associates (continued)

(c)	Condensed financial statements of associates as of and for the years ended December 31, 2011 and 2010 and as of January 1, 2010 were as follows:

		December 31, 2011		December 31, 2010		January 1, 2010
Investees		Asset	Liability	Asset	Liability	Asset	Liability
Cardif Life Insurance	(Won)	2,361,638	2,180,638	2,250,981	2,128,304	1,675,937	1,619,758
Aju Capital Co., Ltd.		5,200,373	4,523,282	3,700,175	3,013,088	3,772,145	3,100,163
Macquarie Shinhan Infrastructure Management		17,294	6,559	17,335	7,187	17,884	7,488
Shinhan Vina Bank (*)		426,868	308,057	552,991	437,325	387,710	281,341
Pohang TechnoPark 2PFV		35,415	10,603	—	—	—	—
Shinhan KT Mobile Card		53	1	54	63	595	98
Shinhan Corporate Restructuring Fund 5th		1,823	337	3,084	391	12,142	222
Shinhan Corporate Restructuring Fund 8th		—	—	102,311	3,927	94,597	914
DCC Corporate Restructuring Fund 1st		3,553	53	8,475	96	6,783	367
KTB Corporate Restructuring Fund 18th		21	—	21	—	877	14
High Technology Investment, Ltd.		—	—	—	—	491	1
HTIC Corporate Restructuring Fund 2nd		—	—	—	—	20,272	816
PT Clemont Finance Indonesia		93,130	68,642	82,925	62,169	78,384	61,444
Haejin Shipping Co. Ltd.		2,614	—	141,199	139,291	177,360	175,944
APC Fund		152,557	177	79,358	78	57,094	46
Westend Corporate Restructuring Fund		—	—	29,760	—	28,790	—
TSYoon 2nd Corporate Restructuring Fund		10,741	110	17,974	111	21,506	—
SHC-IMM New Growth Fund		10,664	100	4,237	3	4,578	—
SHC-AJU 1st Investment Fund		—	—	13,720	66	13,000	7
Now IB Fund 6th		5,944	46	10,752	76	—	—
QCP New Technology Fund 20th		256	—	2,467	—	—	—
UAMCO., Ltd.		3,738,326	3,146,227	1,786,464	1,293,766	68,710	185
Miraeasset 3rd Investment Fund		9,438	61	9,120	96	—	—
Now IB Fund 8th		3,503	36	2,704	10	—	—
SHC-AJU 2nd Investment Fund		—	—	7,955	20	—	—
Aju-Shinhan 1st Investment Fund		5,679	61	5,281	11	—	—
Aju-Shinhan 2nd Investment Fund		6,121	13	—	—	—	—
Aju-Shinhan 3rd Investment Fund		4,651	3	—	—	—	—
Stonebridge New growth Investment Fund		2,417	—	3,004	—	—	—
Aju M&A1st Investment Fund		—	—	10,000	15	—	—
Petra Private Equity Fund		—	—	40,378	4	41,990	—
CKD Starbio Venture Fund		—	—	—	—	3,201	1
Medici 2nd Investment Fund		5,974	2	—	—	—	—

	(Won)	12,099,053	10,245,008	8,882,725	7,086,097	6,484,046	5,248,809

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

16.	Investments in associates (continued)

		2011		2010
Investees		Operating revenue	Net income	Operating revenue	Net income
Cardif Life Insurance	(Won)	646,812	4,915	789,636	5,935
Aju Capital Co., Ltd.		730,272	35,423	747,093	5,762
Macquarie Shinhan Infrastructure Management		16,797	8,865	23,203	11,248
Shinhan Vina Bank (*)		48,534	1,857	37,440	11,913
Pohang TechnoPark 2PFV		—	(5,038)	—	—
Shinhan KT Mobile Card		—	60	102	(505)
Shinhan Corporate Restructuring Fund 5th		292	252	489	401
Shinhan Corporate Restructuring Fund 8th		16,513	—	41	(1,305)
DCC Corporate Restructuring Fund 1st		202	121	5,009	4,959
KTB Corporate Restructuring Fund 18th		—	—	10	(469)
HTIC Corpoorate Restructuring Fund 2nd		—	—	6,954	6,590
PT Clemont Finance Indonesia		7,705	59	9,206	3,343
Haejin Shipping Co. Ltd.		29,778	696	55,539	421
APC Fund		41,635	37,968	—	(4,441)
Westend Corporate Restructuring Fund		—	939	—	2,971
TSYoon 2nd Corporate Restructuring Fund		1,220	1,105	467	351
SHC-IMM New Growth Fund		65	(334)	73	(343)
SHC-AJU 1st Investment Fund		9,425	9,161	922	661
Now IB Fund 6th		580	(79)	753	676
QCP New Technology Fund 20th		1	(2,211)	1	(2,833)
UAMCO., Ltd.		468,220	101,624	32,607	9,649
Miraeasset 3rd Investment Fund		3,611	3,353	—	(96)
Now IB Fund 8th		961	933	105	94
SHC-AJU 2nd Investment Fund		—	—	163	(65)
Aju-Shinhan 1st Investment Fund		479	(37)	281	270
Aju-Shinhan 2nd Investment Fund		659	318	—	—
Aju-Shinhan 3rd Investment Fund		161	(352)	—	—
Stonebridge New growth Investment Fund		46	(518)	4	(65)
Aju M&A1st Investment Fund		—	—	—	(14)
Petra Private Equity Fund		31,398	25,724	728	(343)
CKD Starbio Venture Fund		—	—	—	(27)
Medici 2nd Investment Fund		25	(27)	—	—

	(Won)	2,055,391	224,777	1,710,826	54,738

(*)	Deemed acquisition date is November 28, 2011

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

17.	Investment properties

(a)	Investment properties as of December 31, 2011, 2010 and January 1, 2010 were as follows:

		December 31, 2011	December 31, 2010	January 1, 2010
Acquisition cost	(Won)	292,956	294,827	330,340
Accumulated depreciation		(17,833)	(8,871)	—

Book value	(Won)	275,123	285,956	330,340

(*)	In the preparation of the opening K-IFRS consolidated statement of financial position on the date of transition to
K-IFRS, the Group measured land and buildings at fair value at the date of transition, which is deemed cost, in accordance with K-IFRS No. 1101. Land and buildings were revalued on January 1, 2010 by an independent valuation service provider. Valuation was based on the recent arm’s length market transactions between knowledgeable and willing parties.

(b)	Changes in investment properties for the years ended December 31, 2011 and 2010 were as follows:

		2011	2010
Beginning balance	(Won)	285,956	330,340
Acquisitions		17	—
Disposals		(23,032)	(193)
Depreciation		(9,245)	(8,352)
Amounts transferred from investment property		21,415	(35,839)
Foreign currency adjustment		12	—

Ending balance	(Won)	275,123	285,956

(c)	Income and expenses on investment property for the years ended December 31, 2011 and 2010 were as follows:

		2011	2010
Rental Income	(Won)	26,955	21,269
Direct operating expenses for investment properties that generated rental income		8,299	8,075

(d)	The fair value of investment property as of December 31, 2011, 2010 and January 1, 2010 were as follows:

		December 31, 2011	December 31, 2010	January 1, 2010
Land and buildings	(Won)	254,607	262,620	330,340

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

18.	Other assets

Other assets as of December 31, 2011, 2010 and January 1, 2010 were as follows:

		December 31, 2011	December 31, 2010	January 1, 2010
Accounts receivable	(Won)	2,790,826	3,026,007	3,710,030
Domestic exchange settlement debit		1,876,400	1,242,426	946,093
Guarantee deposits		1,329,141	1,293,835	1,251,327
Accrued income		1,557,307	1,295,290	1,256,988
Prepaid expense		197,433	167,926	194,525
Suspense payments		122,700	114,671	174,052
Sundry assets		109,088	73,090	65,780
Separate account assets		1,657,639	1,734,239	1,548,136
Advance payments		255,430	282,160	173,470
Unamortized deferred acquisition cost		1,098,230	891,318	789,338
Other		112,927	74,759	113,912
Present value discount		(99,403)	(118,035)	(123,003)
Allowances for impairment		(119,840)	(128,652)	(206,204)

	(Won)	10,887,878	9,949,034	9,894,444

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

19.	Lease

(a)	Finance lease receivables of the Group as lessor as of December 31, 2011, 2010 and January 1, 2010 were as follows:

		December 31, 2011
		Gross investment	Unearned finance income	Present value of minimum lease payment	Unguaranteed residual value
Not later than 1 year	(Won)	784,923	86,082	686,907	11,933
1 ~ 5 years		970,068	91,958	878,109	—
Later than 5 years		67,905	5,370	62,535	—

	(Won)	1,822,896	183,410	1,627,551	11,933

		December 31, 2010
		Gross investment	Unearned finance income	Present value of minimum lease payment	Unguaranteed residual value
Not later than 1 year	(Won)	703,559	78,660	624,899	—
1 ~ 5 years		960,364	79,265	870,173	10,926
Later than 5 years		54,696	5,582	49,114	—

	(Won)	1,718,619	163,507	1,544,186	10,926

		January 1, 2010
		Gross investment	Unearned finance income	Present value of minimum lease payment	Unguaranteed residual value
Not later than 1 year	(Won)	654,231	67,967	586,264	—
1 ~ 5 years		1,023,196	100,403	904,365	18,427
Later than 5 years		72,645	15,884	56,761	—

	(Won)	1,750,072	184,254	1,547,390	18,427

(b)	The scheduled maturities of minimum lease payments of the Group as lessor as of December 31, 2011 are follows:

i)	Finance leases

		December 31, 2011
		Minimum lease payment	Unearned finance income	Present value of minimum lease payment
Not later than 1 year	(Won)	772,989	86,082	686,907
1 ~ 5 years		970,067	91,958	878,109
Later than 5 years		67,905	5,370	62,535

	(Won)	1,810,961	183,410	1,627,551

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

19.	Lease (continued)

ii)	Operating leases

		2011
		Minimum lease payment
Not later than 1 year	(Won)	6,281
1 ~ 5 years		7,078
Later than 5 years		—

	(Won)	13,359

(c)	Future minimum lease payments under non-cancellable operating lease of the Group as lessee as of December 31, 2011 are as follows:

		2011
		Minimum lease payment
Not later than 1 year	(Won)	70,712
1 ~ 5 years		81,945
Later than 5 years		1,289

	(Won)	153,946

20.	Pledged assets

(a)	Assets pledged as collateral as of December 31, 2011, 2010 and January 1, 2010 were as follows:

		December 31, 2011	December 31, 2010	January 1, 2010
Loans	(Won)	154,425	147,301	187,931
Securities
Trading assets		3,644,128	4,021,168	2,950,298
Available-for-sale financial assets		1,953,753	1,579,223	1,927,152
Held-to-maturity financial assets		5,541,627	4,761,563	5,109,747
Financial assets designated at fair value through profit or loss		263,578	240,428	77,599

		11,403,086	10,602,382	10,064,796

Deposits		—	475	1,103
Real estate		108,928	144,890	142,783

	(Won)	11,666,439	10,895,048	10,396,613

(*)	The carrying amounts of asset pledged that the pledgees have the right to sell or repledge regardless of the Group’s default as of December 31, 2011, 2010 and January 1, 2010 were W4,919,709 million, W4,620,882 and W4,918,323 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

20.	Pledged assets (continued)

(b)	The fair value of collateral held that the Group has the right to sell or repledge regardless of pledger’s default as of December 31, 2011, 2010 and January 1, 2010 was as follows:

		December 31, 2011
		Collateral held	Collateral sold or repledged
Securities	(Won)	781,902	—

		December 31, 2010
		Collateral held	Collateral sold or repledged
Securities	(Won)	1,200,129	—

		January 1, 2010
		Collateral held	Collateral sold or repledged
Securities	(Won)	439,700	—

21.	Deposits

Deposits as of December 31, 2011, 2010 and January 1, 2010 were as follows:

		December 31, 2011	December 31, 2010	January 1, 2010
Demand deposits	(Won)	49,861,856	47,798,778	45,286,831
Time deposits		102,902,575	91,002,529	82,962,243
Negotiable certificates of deposits		2,967,419	3,461,483	7,761,281
Note discount deposits		4,623,801	4,494,294	5,324,541
CMA (*)		1,614,377	1,628,543	1,311,767
Others		1,045,704	1,031,035	1,074,549

	(Won)	163,015,732	149,416,662	143,721,212

(*)	CMA: Cash management account deposits

22.	Trading liabilities

Trading liabilities as of December 31, 2011, 2010 and January 1, 2010 were as follows:

		December 31, 2011	December 31, 2010	January 1, 2010
Securities sold	(Won)
Equity		49,401	1,368	20,572
Debt		240,930	622,990	7,394
Gold deposits		414,087	198,619	318,969

	(Won)	704,418	822,977	346,935

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

23.	Financial liabilities designated at fair value through profit or loss

Financial liabilities designated at fair value through profit or loss as of December 31, 2011, 2010 and January 1, 2010 were as follows:

		December 31, 2011	December 31, 2010	January 1, 2010
Equity-linked securities sold	(Won)	2,927,046	1,510,148	746,819
Derivatives-combined securities sold		371,363	443,371	339,861

	(Won)	3,298,409	1,953,519	1,086,680

24.	Borrowings

(a)	Borrowings as of December 31, 2011, 2010 and January 1, 2010 were as follows:

	December 31, 2011
	Interest rate (%)		Amount
Borrowings in won
Borrowings from Bank of Korea	1.50%	(Won)	796,164
Others	0.00%~6.78%		5,423,558

			6,219,722

Borrowings in foreign currency
Overdraft due to banks	0.89%~2.98%		1,021,187
Borrowings from banks	0.60%~9.26%		3,958,648
Others	0.70%~5.90%		3,299,947

			8,279,782

Call money	0.14%~3.55%		1,309,137
Bill sold	1.70%~6.08%		105,697
Bonds sold under repurchase agreements	0.10%~8.90%		3,890,665
Due to Bank of Korea in foreign currency	0.10%		232,372
Present value discounts			(4,129)

		(Won)	20,033,246

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

24.	Borrowings (continued)

	December 31, 2010
	Interest rate (%)		Amount
Borrowings in won
Borrowings from Bank of Korea	1.00%~1.25%	(Won)	777,407
Others	0.00%~9.32%		4,909,411

			5,686,818

Borrowings in foreign currency
Overdraft due to banks	0.10%~5.77%		1,191,963
Borrowings from banks	0.57%~5.97%		2,970,828
Others	1.08%~5.90%		2,978,157

			7,140,948

Call money	0.15%~2.80%		1,333,619
Bill sold	1.70%~4.40%		49,140
Bonds sold under repurchase agreements	0.10%~8.84%		3,660,325
Due to Bank of Korea in foreign currency	0.10%		218,591
Present value discounts			(3,982)

		(Won)	18,085,459

	January 1, 2010
	Interest rate (%)		Amount
Borrowings in won
Borrowings from Bank of Korea	1.25%	(Won)	1,236,146
Others	0.00%~12.00%		4,911,055

			6,147,201

Borrowings in foreign currency
Overdraft due to banks	5.40%		583,851
Borrowings from banks	0.15%~7.58%		2,427,352
Others	1.15%~5.90%		2,281,518

			5,292,721

Call money	0.60%~2.10%		2,440,357
Bill sold	1.50%~6.08%		68,659
Bonds sold under repurchase agreements	0.10%~7.80%		3,358,104
Due to Bank of Korea in foreign currency	0.10%		197,584
Redeemable preferred stock	4.04~7.86%		178,503
Present value discounts			(10,124)

		(Won)	17,673,005

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

25.	Debt securities issued

Debt securities issued as of December 31, 2011, 2010 and January 1, 2010 were as follows:

	December 31, 2011
	Interest rate (%)		Amount
Debt securities issued in won
Debt securities issued	0.00%~11.95%	(Won)	29,661,054
Subordinated debt securities issued	4.25%~14.45%		3,983,785
Loss on fair value hedges			87,656
Discount			(58,320)

			33,674,175

Debt securities issued in foreign currency
Debt securities issued	1.05%~8.13%		5,983,933
Loss on fair value hedges			100,717
Discount			(21,867)

			6,062,783

		(Won)	39,736,958

	December 31, 2010
	Interest rate (%)		Amount
Debt securities issued in won
Debt securities issued	2.34%~10.00%	(Won)	30,904,238
Subordinated debt securities issued	4.56%~8.00%		3,485,824
Loss on fair value hedges			109,854
Discount			(35,821)

			34,464,095

Debt securities issued in foreign currency
Debt securities issued	1.30%~8.13%		5,451,143
Subordinated debt securities issued	5.13%~5.75%		341,670
Loss on fair value hedges			42,044
Discount			(12,684)

			5,822,173

		(Won)	40,286,268

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

25.	Debt securities issued (continued)

	January 1, 2010
	Interest rate (%)		Amount
Debt securities issued in won
Debt securities issued	0.00%~9.00%	(Won)	31,034,611
Subordinated debt securities issued	4.56%~8.00%		3,663,544
Loss on fair value hedges			(85,097)
Discount			(42,240)
Premium			7

			34,570,825

Debt securities issued in foreign currency
Debt securities issued	0.86%~8.13%		6,010,481
Subordinated debt securities issued	5.13%~5.75%		758,940
Loss on fair value hedges			33,299
Discount			(10,787)

			6,791,933

		(Won)	41,362,758

26.	Employee benefits

(a)	Defined benefit plan assets and liabilities

Defined benefit plan assets and liabilities as of December 31, 2011, 2010 and January 1, 2010 were as follows:

		December 31, 2011	December 31, 2010	January 1, 2010
Present value of defined benefit obligation	(Won)	877,037	618,911	461,113
Fair value of plan assets		(602,376)	(448,859)	(314,747)

Recognized liabilities for defined benefit obligation	(Won)	274,661	170,052	146,366

(b)	Changes in the present value of defined benefit obligation for the years ended December 31, 2011 and 2010 were as follows:

		2011	2010
Beginning balance	(Won)	618,911	461,113
Current service cost		102,252	86,289
Interest expense		37,680	32,313
Actuarial losses (gains)		140,811	74,927
Foreign exchange adjustments		64	65
Benefit paid by the plan		(22,681)	(35,796)

Ending balance	(Won)	877,037	618,911

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

26.	Employee benefits (continued)

(c)	Changes in the fair value of plan assets for the years ended December 31, 2011 and 2010 were as follows:

		2011	2010
Beginning balance	(Won)	(448,859)	(314,747)
Expected return on plan assets		(20,640)	(16,339)
Actuarial losses(gains)		131	90
Contributions paid into the plan		(151,142)	(127,943)
Benefit paid by the plan		18,134	10,080

Ending balance	(Won)	(602,376)	(448,859)

(d)	Expense recognized in profit or loss for the years ended December 31, 2011 and 2010 were as follows:

		2011	2010
Current service costs	(Won)	102,252	86,289
Interest expense		37,680	32,313
Expected return on plan assets		(20,640)	(16,339)
Actuarial gains (losses)		140,680	74,837

	(Won)	259,972	177,100

(e)	Historical information of defined benefit plan assets and liabilities as of December 31, 2011, 2010 and January 1, 2010 was as follows:

		December 31, 2011	December 31, 2010	January 1, 2010
Present value of defined benefit obligation	(Won)	877,037	618,911	461,113
Fair value of plan assets		(602,376)	(448,859)	(314,747)

		274,661	170,052	146,366

Adjustments to defined benefit obligation		140,811	74,927	—
Adjustments to plan assets		131	90	—

(f)	Plan assets as of December 31, 2011, 2010 and January 1, 2010 were as follows:

		December 31, 2011	December 31, 2010	January 1, 2010
Plan assets	(Won)
Equity securities		28,230	21,424	23,318
Debt securities		518,647	6	—
Due from banks		49,025	423,570	287,026
Other		6,474	3,859	4,403

		602,376	448,859	314,747

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

26.	Employee benefits (continued)

(g)	Actuarial assumptions as of December 31, 2011, 2010 and January 1, 2010 were as follows:

December 31, 2011
	Assumptions	Descriptions
Discount rate	5.02% ~ 5.37%	AA Corporate bond yields
Expected return on plan assets	3.26% ~ 4.38%	Weighted average yield for the past
Future salary increasing rate	2.00% ~ 4.06% + Upgrade rate	Average for 5 years

December 31, 2010
	Assumptions	Descriptions
Discount rate	5.89% ~ 6.23%	AA Corporate bond yields
Expected return on plan assets	3.30% ~ 4.38%	Weighted average yield for the past
Future salary increasing rate	2.00% ~ 4.06% + Upgrade rate	Average for 5 years

January 1, 2010
	Assumptions	Descriptions
Discount rate	5.37% ~ 7.09%	AA Corporate bond yields
Expected return on plan assets	4.38% ~ 6.47%	Weighted average yield for the past
Future salary increasing rate	2.00% ~ 4.06% + Upgrade rate	Average for 5 years

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

27.	Provisions

(a)	Provisions as of December 31, 2011, 2010 and January 1, 2010 were as follows:

		December 31, 2011	December 31, 2010	January 1, 2010
Asset retirement obligation	(Won)	35,727	33,693	31,818
Expected loss related to litigation		215,808	101,132	109,223
Unused credit commitments		444,770	462,478	464,980
Bonus card points program		24,439	25,203	27,407
Financial guarantee contracts issued		85,778	170,982	106,068
Others		63,070	65,869	42,138

	(Won)	869,592	859,357	781,634

(b)	Changes in provisions for the years ended December 31, 2011 and 2010 were as follows:

		2011
		Asset retirement	Litigation	Unused credit	Card point	Guarantee	Other	Total
Beginning balance	(Won)	33,693	101,132	462,477	25,203	170,983	65,870	859,358
Provision / reversal		297	124,551	(18,570)	17,265	(70,860)	(1,407)	51,276
Provision used		(526)	(9,875)	—	(18,029)	—	(4,751)	(33,181)
Foreign exchange translation		—	—	863	—	1,227	—	2,090
Others		2,263	—	—	—	(15,572)	3,358	(9,951)

Ending balance	(Won)	35,727	215,808	444,770	24,439	85,778	63,070	869,592

		2010
		Asset retirement	Litigation	Unused credit	Card point	Guarantee	Other	Total
Beginning balance	(Won)	31,818	109,223	464,980	27,407	106,068	42,138	781,634
Provision / reversal		257	6,756	(3,153)	19,395	41,023	34,551	98,829
Provision used		(282)	(14,847)	—	(21,599)	—	(11,049)	(47,777)
Foreign exchange translation		—	—	651	—	(821)	—	(170)
Others		1,900	—	—	—	24,712	229	26,841

Ending balance	(Won)	33,693	101,132	462,478	25,203	170,982	65,869	859,357

(*)	Provisions for card point were classified as fees and commission expense

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

27.	Provisions (continued)

(c)	Asset retirement obligation liabilities represent the estimated cost to restore the existing leased properties which is discounted to the present value using the appropriate discount rate at the end of the reporting period. Disbursements of such costs are expected to incur at the end of lease contract. Such costs are reasonably estimated using the average lease year and the average restoration expenses. The average lease year is calculated based on the past ten-year historical data of the expired leases. The average restoration expense is calculated based on the actual costs incurred for the past three years using the three-year average inflation rate.

(d)	Allowance for guarantees and acceptances as of December 31, 2011, 2010 and January 1, 2010 were as follows:

		December 31, 2011	December 31, 2010	January 1, 2010
Guarantees and acceptances outstanding	(Won)	10,174,850	8,604,676	8,643,747
Contingent guarantees and acceptances		6,882,438	7,114,238	6,936,162
ABS and ABCP purchase commitments		1,605,269	2,688,977	3,706,044
Endorsed bill		9,748	12,119	51,652

	(Won)	18,672,305	18,420,010	19,337,605

Allowance for loss on guarantees and acceptances	(Won)	85,778	170,982	106,068
Ratio		0.46%	0.93%	0.55%

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

28.	Liability under insurance contracts

(a)	Insurance liabilities as of December 31, 2011, 2010 and January 1, 2010 were as follows:

		December 31, 2011	December 31, 2010	January 1, 2010
Policy reserve	(Won)	10,861,243	8,978,760	7,467,830
Policyholder’s equity adjustment		6,011	7,620	1,300

	(Won)	10,867,254	8,986,380	7,469,130

(b)	Policy reserve of December 31, 2011, 2010 and January 1, 2010 were as follows:

		December 31, 2011	December 31, 2010	January 1, 2010
Insurance policy reserve
Interest rate linked	(Won)	6,055,822	4,608,499	3,416,176
Fixed interest rate		4,486,193	4,120,643	3,859,467

		10,542,015	8,729,142	7,275,643

Investment contract including discretionary participation feature
Interest rate linked		319,228	249,618	192,187

	(Won)	10,861,243	8,978,760	7,467,830

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

28.	Liability under insurance contracts (continued)

(c)	The details of policy reserves as of December 31, 2011 2010 and 2009 were as follows:

		December 31, 2011
		Individual insurance
		Pure endowment	Death	Endow- ment	Subtotal
Premium reserve	(Won)	2,411,566	5,065,110	2,715,919	10,192,595
Guarantee reserve		7,857	2,664	186	10,707
Unearned premium reserve		6	750	1	757
Reserve for outstanding claims		43,705	432,549	60,705	536,959
Interest rate difference guarantee reserve		2,650	275	22	2,947
Mortality gains reserve		8,318	8,741	444	17,503
Interest gains reserve		5,024	385	31	5,440
Long term duration dividend reserve		77	17	2	96
Reserve for policyholder’s profit dividend		7,053	—	—	7,053

	(Won)	2,486,256	5,510,491	2,777,310	10,774,057

		Group insurance
		Pure protection	Savings	Subtotal	Total
Premium reserve	(Won)	50,559	465	51,024	10,243,619
Guarantee reserve		—	—	—	10,707
Unearned premium reserve		798	—	798	1,555
Reserve for outstanding claims		35,360	—	35,360	572,319
Interest rate difference guarantee reserve		—	—	—	2,947
Mortality gains reserve		4	—	4	17,507
Interest gains reserve		—	—	—	5,440
Long term duration dividend reserve		—	—	—	96
Reserve for policyholder’s profit dividend		—	—	—	7,053

	(Won)	86,721	465	87,186	10,861,243

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

28.	Liability under insurance contracts (continued)

		December 31, 2010
		Individual insurance
		Pure endowment	Death	Endow- ment	Subtotal
Premium reserve	(Won)	2,120,412	4,487,431	1,780,827	8,388,670
Guarantee reserve		12,217	10	561	12,788
Unearned premium reserve		13	772	1	786
Reserve for outstanding claims		34,993	375,553	39,347	449,893
Interest rate difference guarantee reserve		2,760	294	23	3,077
Mortality gains reserve		8,716	9,463	501	18,680
Interest gains reserve		2,010	406	33	2,449
Long term duration dividend reserve		81	18	2	101
Reserve for policyholder’s profit dividend		6,355	—	—	6,355

	(Won)	2,187,557	4,873,947	1,821,295	8,882,799

		Group insurance
		Pure protection	Savings	Subtotal	Total
Premium reserve	(Won)	57,410	451	57,861	8,446,531
Guarantee reserve		—	—	—	12,788
Unearned premium reserve		439	—	439	1,225
Reserve for outstanding claims		37,656	—	37,656	487,549
Interest rate difference guarantee reserve		—	—	—	3,077
Mortality gains reserve		5	—	5	18,685
Interest gains reserve		—	—	—	2,449
Long term duration dividend reserve		—	—	—	101
Reserve for policyholder’s profit dividend		—	—	—	6,355

	(Won)	95,510	451	95,961	8,978,760

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

28.	Liability under insurance contracts (continued)

		January 1, 2010
		Individual insurance
		Pure endowment	Death	Endowment	Subtotal
Premium reserve	(Won)	1,850,986	4,055,728	1,055,534	6,962,248
Guarantee reserve		6,522	731	328	7,581
Unearned premium reserve		13	866	3	882
Reserve for outstanding claims		31,488	322,897	19,768	374,153
Interest rate difference guarantee reserve		2,864	312	26	3,202
Mortality gains reserve		8,531	9,149	525	18,205
Interest gains reserve		775	424	37	1,236
Long term duration dividend reserve		84	20	2	106
Reserve for policyholder’s profit dividend		3,450	—	—	3,450

	(Won)	1,904,713	4,390,127	1,076,223	7,371,063

		Group insurance
		Pure protection	Savings	Subtotal	Total
Premium reserve	(Won)	57,723	438	58,161	7,020,409
Guarantee reserve		—	—	—	7,581
Unearned premium reserve		1,620	—	1,620	2,502
Reserve for outstanding claims		36,981	—	36,981	411,134
Interest rate difference guarantee reserve		—	—	—	3,202
Mortality gains reserve		5	—	5	18,210
Interest gains reserve		—	—	—	1,236
Long term duration dividend reserve		—	—	—	106
Reserve for policyholder’s profit dividend		—	—	—	3,450

	(Won)	96,329	438	96,767	7,467,830

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

28.	Liability under insurance contracts (continued)

(d)	Reinsurance credit risk as of December 31, 2011, 2010 and January 1, 2010 were as follows:

		December 31, 2011
		Reinsurance assets	Reinsurance account receivable
AA- to AA+	(Won)	295	—
A- to A+		1,094	—

	(Won)	1,389	—

		December 31, 2010
		Reinsurance assets	Reinsurance account receivable
AA- to AA+	(Won)	199	1,119
A- to A+		1,142	24,046

	(Won)	1,341	25,165

		January 1, 2010
		Reinsurance assets	Reinsurance account receivable
AA- to AA+	(Won)	249	86
A- to A+		1,344	29,123

	(Won)	1,593	29,209

(e)	Income or expenses on insurance for the years ended December 31, 2011 and 2010 were as follows:

		2011	2010
Insurance income
Premium income	(Won)	3,553,537	3,109,610
Reinsurance income		7,528	99,329
Separate account income		22,008	69,888

		3,583,073	3,278,827

Insurance expenses
Claims paid		1,329,067	1,255,901
Reinsurance premium expenses		6,733	99,451
Provision for policy reserves		1,882,436	1,510,472
Separate account expenses		22,008	69,888
Discount charge		332	361
Acquisition costs		656,236	508,805
Collection expenses		12,373	11,498
Deferred acquisition costs(-)		(622,198)	(470,579)
Amortization of deferred acquisition costs		415,287	368,599

		3,702,274	3,354,396

Net loss on insurance	(Won)	(119,201)	(75,569)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

28.	Liability under insurance contracts (continued)

(f)	Maturity of premium reserve as of December 31, 2011, 2010 and January 1, 2010 was as follows:

		December 31, 2011
		Less than 1 year	1 ~ 3 years	3 ~ 7 years	7 ~ 10 years	10 ~ 20 years	More than 20 years	Total
Interest rate linked	(Won)	5,342	137,826	128,667	945,079	463,675	4,206,526	5,887,115
Fixed interest rate		27,535	100,440	130,116	379,365	1,232,174	2,180,838	4,050,468
Others		—	3	1,157	446	1,879	302,551	306,036

Ending balance	(Won)	32,877	238,269	259,940	1,324,890	1,697,728	6,689,915	10,243,619

		December 31, 2010
		Less than 1 year	1 ~ 3 years	3 ~ 7 years	7 ~ 10 years	10 ~ 20 years	More than 20 years	Total
Interest rate linked	(Won)	16,291	12,444	168,213	499,830	240,197	3,554,145	4,491,120
Fixed interest rate		11,496	82,176	114,493	325,936	1,187,025	1,993,938	3,715,064
Others		153	1,179	47,466	32,185	90,759	68,605	240,347

Ending balance	(Won)	27,940	95,799	330,172	857,951	1,517,981	5,616,688	8,446,531

		January 1, 2010
		Less than 1 year	1 ~ 3 years	3 ~ 7 years	7 ~ 10 years	10 ~ 20 years	More than 20 years	Total
Interest rate linked	(Won)	56,175	24,579	177,134	132,092	196,904	2,765,169	3,352,053
Fixed interest rate		9,966	42,116	141,144	213,971	1,251,301	1,822,732	3,481,230
Others		183	373	921	284	1,376	183,989	187,126

Ending balance	(Won)	66,324	67,068	319,199	346,347	1,449,581	4,771,890	7,020,409

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

28.	Liability under insurance contracts (continued)

(g)	Liability adequacy test, LAT

Liability adequacy tests were performed on the premium reserve, unearned premium reserve and guarantee reserve as of March 31, 2011 of contract held at December 31, 2010. The premium reserve considered the amount net level premium reserve less, where appropriate, deferred acquisition cost in accordance with the article 6-3 of Regulation on Supervision of Insurance Business Act. As a result, LAT surplus was W1,697,342 million. However, liability adequacy test as of December 31, 2011 was not performed since there had not been any significant changes in the estimation, compared with the preceding test.

The assumptions of the current estimation used to assessment and their basis for calculation was as follows:

	Assumption	Measurement basis
Discount rate	4.96% ~ 5.41%	Future rate of return on invested asset based on the rate scenario suggested by FSS.

Mortality rate	15% ~ 155%	Rate of premium paid on risk premium based on experience- based rate by classes of sales channel, product and transition period of last 5 years.

Operating expense rate	Acquisition cost - The first time : 131.6% ~ 378.7% - From the second time : 0% ~ 34.5% Maintenance expense (each case): 1,170won ~ 8,589won Collection expenses (on gross premium):0.11% ~ 1.71%	Operating expense rate on gross premium or expense per contract based on experience- based rate of last 1 year

Surrender ratio	0.3% ~ 46.1%	Surrender ratio by classes of sales channel, product and transition period of last 5 years.

Sensitivity analysis as of December 31, 2010 is as follows:

LAT fluctuation
Discount rate increased by 0.5%	(534,215)
Discount rate decreased by 0.5%	593,771
Operating expense increased by 10%	154,445
Mortality rate increased by 10%	309,112
Mortality rate increased by 5%	154,556
Surrender ratio increased by 10%	110,635

Sensitivity analysis as of December 31, 2011 was not performed since there have not been any significant changes in the estimation, compared with the previous period. Meanwhile, sensitivity analysis as above, as increase in LAT does not exceed present LAT surplus, profit or loss and equity are not affected.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

29.	Other liabilities

Other liabilities as of December 31, 2011, 2010 and January 1, 2010 were as follows:

		December 31, 2011	December 31, 2010	January 1, 2010
Accounts payable	(Won)	7,537,921	3,662,701	4,332,379
Accrued expenses		3,403,326	3,143,429	3,029,404
Dividend payable		25,987	23,721	3,754
Advance receipts		86,651	125,109	86,905
Unearned income (*)		335,845	291,964	286,764
Withholding value-added tax and other taxes		261,811	356,341	241,509
Securities deposit received		720,594	722,470	588,379
Foreign exchange remittances pending		202,365	170,762	246,906
Domestic exchange remittances pending		2,129,833	2,438,815	2,376,854
Borrowing from trust account		1,474,568	1,841,227	1,475,801
Due to agencies		394,206	434,044	398,519
Deposits for subscription		45,444	14,961	11,853
Other		3,253,185	3,615,440	2,991,812
Present value discount account		(29,568)	(29,424)	(30,905)

	(Won)	19,842,168	16,811,560	16,039,934

(*)	Changes in deferred (unearned) point income for the years ended December 31, 2011 and 2010 are as follows:

		2011	2010
Beginning balance	(Won)	138,940	115,674
Deferred income		171,061	146,013
Recognized income		159,824	122,747

Ending balance	(Won)	150,177	138,940

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

30.	Equity

(a)	Equity as of December 31, 2011, 2010 and January 1, 2010 were as follows:

		December 31, 2011	December 31, 2010	January 1, 2010
Capital stock:	(Won)
Common stock		2,370,998	2,370,998	2,370,998
Preferred stock		274,055	218,555	218,555

		2,645,053	2,589,553	2,589,553

Hybrid bond		238,582	—	—

Capital surplus:
Share premium		9,494,769	8,444,105	8,444,105
Others		392,080	390,866	390,866

		9,886,849	8,834,971	8,834,971

Capital adjustments		(392,654)	(390,853)	(390,866)
Accumulated other comprehensive income, net of tax:
Valuation gain(loss) on available-for-sale financial assets		1,208,744	1,668,944	1,494,521
Equity in other comprehensive income of associates		1,404	(1,313)	(22,075)
Foreign currency translation adjustments for foreign operations		(1,841)	(17,927)	—
Net loss from cash flow hedges		(20,501)	(21,930)	(35,416)
Other comprehensive income of separate account		1,142	1,721	18

		1,188,948	1,629,495	1,437,048

Retained earnings:
Legal reserve (*)		1,390,625	1,152,507	1,021,878
Retained earnings		9,439,098	10,918,714	8,784,886

		10,829,723	12,071,221	9,806,764

Non-controlling interest		2,462,304	2,460,838	2,464,923

	(Won)	26,858,805	27,195,225	24,742,393

(*)	Legal reserve was restricted for the dividend to stockholders by law or legislation. According to the article 53 of the Financial Holding Companies Act, the controlling company is required to appropriate a legal reserve in an amount equal to at least 10% of cash dividends for each accounting period until the reserve equals 100% of stated capital. The legal reserve may be used to reduce a deficit or may be transferred to common stocks in connection with a free issue of shares

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

30.	Equity (continued)

(b)	Capital stock

i)	Capital stock of the Group as of December 31, 2011 and 2010 was as follows:

Number of authorized shares		1,000,000,000
Par value per share in won	(Won)	5,000
Number of issued common stocks outstanding		474,199,587
Number of issued preferred stocks outstanding
- As of December 31, 2011		54,811,000
- As of December 31, 2010		43,711,000

ii)	Preferred stocks issued by the Group as of December 31, 2011 were as follows:

	Number of shares	Predetermined dividend rate (%) (*1)	Redeemable period
Redeemable preferred stock:
Series 10 (*2)	28,990,000	7.00%	January 25, 2012 -January 25, 2027
Convertible redeemable preferred stock:
Series 11 (*3)	14,721,000	3.25%	January 25, 2012 -January 25, 2027
Redeemable preferred stock:
Series 12 (*2)	11,100,000	5.58%	April 21, 2016 - April 21, 2031

	54,811,000

(*1)	Based on initial issuance price
(*2)	The Group maintains the right to redeem Series 10 and Series 12 redeemable preferred stock in part or in its entirety within the redeemable year. If the preferred shares are not redeemed by the end of the redeemable year, those rights will lapse.
(*3)	Details with respect to the conversion right of the Group are as follows: Conversion year : January 26, 2008 - January 25, 2012 Conversion ratio : One common stock per one preferred stock Conversion price in won : (Won)57,806

The following redeemable preferred stocks classified as financial liabilities were redeemed as of December 31, 2011. As a result, the amount of capital stock in accordance with the Commercial Law differs from the total par value of the outstanding capital stock.

Redemption year	Redeemable preferred stock	Number of shares redeemed		Par value
2010	Series 5	9,316,793	(Won)	46,584
	Series 8	66,666		333
2009	Series 4	9,316,792		46,584
2008	Series 3	9,316,792		46,584
	Series 7	2,433,334		12,167
2007	Series 2	9,316,792		46,584
2006	Series 1	9,316,792		46,584
	Series 6	3,500,000		17,500

Preferred stock classified as financial liabilities		52,583,961	(Won)	262,920

Preferred stock classified as an equity instrument			(Won)	274,055

Commercial Law capital			(Won)	536,975

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

30.	Equity (continued)

(c)	Hybrid bond

Hybrid bond classified as other equity as of December 31, 2011 is as follows:

		Issue date	Maturity date	Amount	Interest rate (%)
Hybrid bond	(Won)	October 24, 2011	October 24, 2041	238,582	5.8%

Hybrid bond could be redeemed early by the Group from 2017 or 5 years after issue date and the maturity could be extended at maturity date on the same terms. In addition, interests are not paid when there are no dividends on common stockholders.

(d)	Capital adjustments

Changes in capital adjustments for the years ended December 31, 2011 and 2010 were as follows:

		2011	2010
Beginning balance	(Won)	(390,853)	(390,866)
Changes in a parent’s ownership interest in a subsidiary		(1,801)	62
Other transactions with owners		—	(49)

Ending balance	(Won)	(392,654)	(390,853)

(e)	Accumulated other comprehensive income

i)	Changes in accumulated other comprehensive income for the years ended December 31, 2011 and 2010 were as follows:

		2011
		Valuation gain(loss) on available-for-sale financial assets	Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other Comprehensive income of separate account	Total
Beginning balance	(Won)	1,668,944	(1,313)	(17,927)	(21,930)	1,721	1,629,495
Fair value evaluation		424,365	3,172	—	—	(681)	426,856
Reclassification		(956,829)	—	—	(37,345)	—	(994,174)
Hedging		(8,318)	—	(4,790)	38,569	—	25,461
Effects from exchange rate fluctuations		17	—	16,201	—	—	16,218
Deferred income taxes		80,329	(455)	4,709	205	102	84,890
Non-controlling interest		236	—	(34)	—	—	202

Ending balance	(Won)	1,208,744	1,404	(1,841)	(20,501)	1,142	1,188,948

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

30.	Equity (continued)

		2010
		Valuation gain(loss) on available-for-sale financial assets	Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other Comprehensive income of separate account	Total
Beginning balance	(Won)	1,494,521	(22,075)	—	(35,416)	18	1,437,048
Fair value evaluation		956,273	26,586	—	—	2,078	984,937
Reclassification		(742,694)	—	—	75,054	—	(667,640)
Hedging		26,012	—	(16,941)	(58,347)	—	(49,276)
Effects from exchange rate fluctuations		(3,385)	—	(988)	—	—	(4,373)
Deferred income taxes		(60,993)	(5,824)	(81)	(3,221)	(375)	(70,494)
Non-controlling interest		(790)	—	83	—	—	(707)

Ending balance	(Won)	1,668,944	(1,313)	(17,927)	(21,930)	1,721	1,629,495

(f)	Appropriation of retained earnings

Consolidated statements of appropriation of retained earnings for the years ended December 31, 2011 and 2010 were as follows:

		2011	2010
Unappropriated retained earnings:
Balance at beginning of year	(Won)	7,744,070	7,950,799
Repayment of preferred stock		(3,752,679)	—
Interest on hybrid bond		(2,594)	—
Net income		1,672,908	617,625

		5,661,705	8,568,424

Appropriation of retained earnings:
Legal reserve		167,291	238,118
Regulatory reserve for loan loss		18,687	—
Dividends
Dividends on common stock		355,650	355,650
Dividends on preferred stock paid		273,858	230,586

		629,508	586,236

		815,486	824,354

Unappropriated retained earnings to be carried over to subsequent year	(Won)	4,846,219	7,744,070

(*)	These statements of appropriation of retained earnings were based on the separate financial statements of the parent company.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

30.	Equity (continued)

(g)	Regulatory reserve for loan loss

In accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between allowance for credit losses by K-IFRS and Regulations for the Supervision of Financial Institutions at the account of reserve for regulatory reserve for loan loss.

i)	Changes in regulatory reserve for loan loss including non-controlling interest for the year ended December 31, 2011 were as follows:

		2011
Beginning balance	(Won)	1,430,793
Provision for regulatory reserve for loan loss		545,632

Ending balance	(Won)	1,976,425

ii)	Income for the year and earnings per share after adjusted for regulatory reserve for loan loss for the year ended December 31, 2011 were as follows:

		2011
Income for the year	(Won)	3,100,011
Provision for regulatory reserve for loan loss		(542,266)

Income adjusted for regulatory reserve	(Won)	2,557,745

Basic earnings per share adjusted for regulatory reserve in won	(Won)	4,811
Diluted earnings per share adjusted for regulatory reserve in won	(Won)	4,723

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

31.	Dividends

(a)	Details of dividends recognized as distributions to common stockholders for the years ended December 31, 2011 and 2010 are as follows:

		2011	2010
Total number of shares issued and outstanding	(Won)	474,199,587	474,199,587
Par value per share in won		5,000	5,000
Dividend per share in won		750	750

Dividends	(Won)	355,650	355,650

Dividend rate per share (%)		15%	15%

(b)	Details of dividends recognized as distributions to preferred stockholders for the years ended December 31, 2011 and 2010 are as follows:

	2011
	Total shares outstanding		Dividend per share in won	Total dividend	Issue price per share in won	Dividend rate per issue price
Redeemable preferred stock Series 10	28,990,000	(Won)	7,000	202,930	100,000	7.00%
Convertible redeemable preferred stock Series 11	14,721,000		1,879	27,656	57,806	3.25%
Convertible redeemable preferred stock series 12	11,100,000		3,898	43,272	100,000	5.58%

	54,811,000	(Won)		273,858

(*)	Dividend has been calculated from the date of issue, 255 days from April 21, 2011 and regarding dividend rate is annualized.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

31.	Dividends (continued)

	2010
	Total shares outstanding		Dividend per share in won	Total dividend	Issue price per share in won	Dividend rate per issue price
Redeemable preferred stock Series 10	28,990,000	(Won)	7,000	202,930	100,000	7.00%
Convertible redeemable preferred stock Series 11	14,721,000		1,879	27,656	57,806	3.25%

	54,811,000	(Won)		230,586

(c)	The calculation of dividend for hybrid bond is as follows:

		December 31, 2011
Amount of hybrid bond	(Won)	240,000
Interest rate		5.8%

Dividend (*)	(Won)	2,594

(*)	Dividend has been calculated from the date of issue, 69 days from October 24, 2011 and regarding dividend rate is annualized.

(d)	There is no unrecognized dividend on cumulative preferred stocks as of December 31, 2011 and 2010.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

32.	Net interest income

Net interest income for the years ended December 31, 2011 and 2010 were as follows:

		2011	2010
Interest income
Cash and due from banks	(Won)	248,571	168,530
Trading assets		394,296	346,387
Financial assets designated at fair value through profit or loss		19,743	11,943
Available-for-sale financial assets		1,025,523	961,865
Held-to-maturity financial assets		642,931	687,373
Loans		11,281,606	10,570,658
Others		168,044	161,978

		13,780,714	12,908,734

Interest expense
Deposits		4,181,049	3,935,630
Borrowings		485,253	390,271
Debt securities issued		1,942,850	2,041,212
Others		91,591	69,005

		6,700,743	6,436,118

Net interest income	(Won)	7,079,971	6,472,616

Accrued interest recognized on impaired financial assets for the years ended December 31, 2011 and 2010 were (Won)86,853 and (Won)82,220, respectively.

33.	Net fees and commission income

Net fees and commission income for the years ended December 31, 2011 and 2010 were as follows:

		2011	2010
Fees and commission income
Credit placement fees	(Won)	50,440	48,226
Commission received as electronic charge receipt		145,449	141,767
Brokerage fees		495,082	510,115
Commission received as agency		114,970	111,951
Investment banking fees		68,856	84,475
Commission received in foreign exchange activities		161,887	158,345
Asset management fees		68,289	68,396
Credit card fees		2,020,010	1,894,986
Others		432,149	378,986

		3,557,132	3,397,247

Fees and commission expense
Credit-related fee		25,148	13,591
Credit card fees		1,544,291	1,387,506
Others		228,522	238,312

		1,797,961	1,639,409

Net fees and commission income	(Won)	1,759,171	1,757,838

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

34.	Dividend income

Dividend income for the years ended December 31, 2011 and 2010 were as follows:

		2011	2010
Trading assets	(Won)	2,290	2,701
Available-for-sale financial assets		206,570	214,750

	(Won)	208,860	217,451

35.	Net trading income

Net trading income(loss) for the years ended December 31, 2011 and 2010 were as follows:

		2011	2010
Trading assets
Gain on valuation of debt securities	(Won)	1,731	50,523
Gain on sale of debt securities		4,603	27,954
Gain (loss) on valuation of equity securities		(3,304)	24,385
Gain (loss) on sale of equity securities		(36,315)	52,345
Gain on valuation of other trading assets		23,939	54,010

		(9,346)	209,217

Trading liabilities
Gain (loss) on valuation of securities sold		(251)	325
Loss on disposition of securities sold		(22,284)	(19,911)
Loss on valuation of other trading liabilities		(29,670)	(67,261)
Gain (loss) on disposition of other trading liabilities		5,308	(117)

		(46,897)	(86,964)

Derivatives
Gain (loss) on valuation of derivatives		(93,403)	100,136
Gain on transaction of derivatives		17,798	110,147

		(75,605)	210,283

	(Won)	(131,848)	332,536

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

36.	Net gain (loss) on financial instruments designated at fair value through profit or loss

Net gain (loss) on financial instruments designated at fair value through profit or loss for the years ended December 31, 2011 and 2010 were as follows:

		2011	2010
Assets
Cash and due from banks
Gain on valuation	(Won)	32,731	43,193
Debt securities
Gain (loss) on valuation		(20,684)	15,846
Gain on sale and redemption		12,206	18,973

		(8,478)	34,819

Equity securities
Dividend income		1,405	1,248
Loss on valuation		(27,596)	(35,050)
Gain on sale		18,864	14,522

		(7,327)	(19,280)

Liabilities
Borrowings
Gain (loss) on valuation		239,011	(96,630)
Loss on disposal and redemption		(84,026)	(86,859)

		154,985	(183,489)

	(Won)	171,911	(124,757)

37.	Net impairment loss on financial assets

Net impairment loss on financial assets for the years ended December 31, 2011 and 2010 were as follows:

		2011	2010
Impairment loss
Loans	(Won)	864,060	1,300,799
Available-for-sale financial assets		110,481	90,506
Other		31,946	—
Investments in associates		4,351	79,933

		1,010,838	1,471,238

Reversal of impairment loss
Available-for-sale financial assets		23,529	24,719
Others		—	30,472

		23,529	55,191

	(Won)	987,309	1,416,047

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

38.	General and administrative expenses

General and administrative expenses for the years ended December 31, 2011 and 2010 were as follows:

		2011	2010
Employee benefits	(Won)	1,866,161	1,626,658
Salaries		1,508,474	1,433,002
Severance benefits		278,545	193,057
Defined contribution		18,573	15,957
Defined benefit		259,972	177,100
Termination benefits		79,142	599
Other employee benefits		623,755	614,762
Rent		294,178	278,757
Entertainment		35,321	30,282
Depreciation		211,771	252,157
Amortization		75,963	52,241
Taxes and dues		145,685	130,357
Advertising		230,633	228,544
Research		10,819	10,924
Others		641,071	622,992

	(Won)	4,135,357	3,847,674

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

39.	Share-based payments

(a)	Stock options granted as of December 31, 2011 were as follows:

	4th grant	5th grant	6th grant	7th grant
Grant date	March 30, 2005	March 21, 2006	March 20, 2007	March 19, 2008
Exercise price in won	(Won)28,006	(Won)38,829	(Won)54,560	(Won)49,053
Number of shares granted	2,695,200	3,296,200	1,301,050	808,700

Contractual exercise year	Within 4 years after 3 years from grant date	Within 4 years after 3 years from grant date	Within 4 years after 3 years from grant date	Within 4 years after 3 years from grant date
Changes in number of shares granted:
Balance at January 1, 2011	1,582,484	2,526,903	1,082,469	661,804
Exercised or canceled	(915,592)	(491,767)	(56,613)	(42,026)

Balance at December 31, 2011	666,892	2,035,136	1,025,856	619,778

Assumptions used to determine the fair value of options:

Risk-free interest rate	3.34%	3.34%	3.34%	3.33%
Expected exercise year	2 months	8 months	1 year 2 months	1 year 8 months
Expected stock price volatility	34.85%	36.56%	32.42%	30.01%
Expected dividend yield	1.41%	1.41%	1.41%	1.41%
Weighted average fair value per share	(Won)11,792	(Won)5,115	(Won)1,644	(Won)3,313

The weighted average exercise price for (Won)4,347,662 options outstanding as of December 31, 2011 is (Won)42,338.

(b)	Performance shares granted as of December 31, 2011 were as follows:

Content
Type	Cash-settled share-based payment
Performance conditions	Increase rate of stock price and achievement of target ROE
Number of shares estimated at December 31, 2011	436,894
Fair value per share in won	(Won)39,750

The amount of cash payment for the Group’s cash-settled share-based payment arrangements with performance conditions is determined at the fourth anniversary date from the grant date based on the share price which is an arithmetic mean of weighted average share prices of the past two-months, past one-month and past one-week. The fair value of cash payment is estimated using the closing share price at the end of reporting year.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

39.	Share-based payments (continued)

(c)	Share-based compensation costs for the years ended December 31, 2011 and 2010 were as follows:

		2011
		Employee of		Total
		Shinhan Financial Group	Subsidiaries
Stock options granted :
4th	(Won)	(2,615)	(10,105)	(12,720)
5th		(3,656)	(19,130)	(22,786)
6th (*)		(1,073)	(4,784)	(5,857)
7th (*)		(1,642)	(5,854)	(7,496)
Performance share (*)		296	6,330	6,626

	(Won)	(8,690)	(33,543)	(42,233)

(*)	Includes (Won)1,474 million of reversal of share-based compensation costs.

		2010
		Employee of		Total
		Shinhan Financial Group	Subsidiaries
Stock options granted :
4th	(Won)	2,379	9,652	12,031
5th		934	4,240	5,174
6th		(110)	(1,027)	(1,137)
7th		758	2,697	3,455
Performance share		1,618	9,123	10,741

	(Won)	5,579	24,685	30,264

(d)	Accrued expenses and the intrinsic value as of December 31, 2011, 2010 and January 1, 2010 were as follows:

		December 31, 2011
		Employee of		Total
		Shinhan Financial Group	Subsidiaries
Stock options granted :
4th	(Won)	1,299	6,565	7,864
5th		1,562	8,847	10,409
6th		209	1,478	1,687
7th		327	1,726	2,053
Performance share		1,914	15,453	17,367

	(Won)	5,311	34,069	39,380

The intrinsic value of share-based payments is (Won)27,073 million based on the quoted market price (Won)39,750 per share for stock options and performance share.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

The intrinsic value of share-based payments is (Won)27,073 million based on the quoted market price (Won)39,750 per share for stock options and performance share.

39.	Share-based payments (continued)

		December 31, 2010
		Employee of		Total
		Shinhan Financial Group	Subsidiaries
Stock options granted :
4th	(Won)	7,862	31,714	39,576
5th		6,455	32,065	38,520
6th		1,282	6,262	7,544
7th		1,968	7,581	9,549
Performance share		1,618	9,123	10,741

	(Won)	19,185	86,745	105,930

The intrinsic value of share-based payments is W88,237 million based on the quoted market price W52,900 per share for stock options and performance share.

		January 1, 2010
		Employee of		Total
		Shinhan Financial Group	Subsidiaries
Stock options granted :
4th	(Won)	5,670	25,136	30,806
5th		5,595	28,612	34,207
6th		1,392	7,250	8,642
7th		1,210	4,827	6,037

	(Won)	13,867	65,825	79,692

The intrinsic value of share-based payments is (Won)38,421 million based on the quoted market price (Won)43,200 per share for stock options and performance share.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

40.	Net other operating expenses

Other operating income and other operating expense for the years ended December 31, 2011 and 2010 were as follows:

			2011	2010
Other operating income
Gain on sale of assets:
Loans		(Won)	95,926	33,226
Property and equipment			925	1,004
Investment property			5	—
Non-current assets held-for-sale			1	—
Others			776	—

			97,633	34,230

Others:
Gain on hedge activity			321,444	469,814
Reversal of allowance for acceptances and guarantee			70,860	—
Gain on trust account			1,025	3,004
Rental income on investment property			26,955	21,269
Others			269,235	291,708

			689,519	785,795

			787,152	820,025

Other operating expense
Loss on sale of assets:
Loans			57,806	46,047
Property and equipment			1,910	7,867
Investment property			—	5
Non-current assets held-for-sale			1,531	—
Others			107	256

			61,354	54,175

Others:
Loss on hedge activity			276,088	541,781
Loss on allowance for acceptances and guarantee			—	41,023
Loss on other allowance			100,589	27,454
Contribution to fund			239,841	229,908
Donations			117,887	126,643
Depreciation of investment properties			9,245	8,352
Impairment loss on Intangible asset			39,674	—
Others			514,119	462,205

			1,297,443	1,437,366

			1,358,797	1,491,541

Net other operating expenses	(Won)		(571,645)	(671,516)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

41.	Income tax expense

(a)	Income tax expense for the years ended December 31, 2011 and 2010 were as follows:

		2011	2010
Current income tax expense	(Won)	1,013,109	799,551
Adjustment for prior periods		(30,798)	(220,967)
Origination and reversal of temporary differences		(147,061)	61,686
Income tax recognized in other comprehensive income		84,679	(69,895)

Income tax expenses	(Won)	919,929	570,375

(b)	Income tax expense (benefit) is calculated by multiplying net income before tax with the tax rate for the years ended December 31, 2011 and 2010 was as follows:

		2011	2010
Income before income taxes	(Won)	4,192,562	3,429,805
Income taxes at statutory tax rates		1,014,476	829,814
Adjustments :
Non-taxable income		(49,363)	(45,672)
Non-deductible expense		8,312	9,027
Tax credit		(9,228)	(9,152)
Other		(13,470)	7,325
Refund due to adjustments of prior year tax returns		(30,798)	(220,967)
Income tax expense	(Won)	919,929	570,375

Effective tax rate (%)		21.94%	16.63%

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

41.	Income tax expense (continued)

(c)	Deferred tax expenses by origination and reversal of deferred assets and liabilities and temporary differences for the years ended December 31, 2011 and 2010 are as follows:

		December 31, 2011
		Beginning balance	Profit or loss	Other comprehensive income	Ending balance
Unearned income	(Won)	(93,491)	(40,908)	—	(134,399)
Account receivable		(23,920)	5,876	—	(18,044)
Trading assets		(4,150)	(1,515)	—	(5,665)
Available-for-sale		(152,903)	76,329	80,220	3,646
Investment in subsidiaries		5,593	868	(455)	6,006
Valuation and depreciation of property and equipment		(147,921)	(14,978)	—	(162,899)
Derivative asset (liability)		126,672	(93,115)	205	33,762
Deposits		26,421	11,087	—	37,508
Accrued expenses		50,146	19,561	—	69,707
Defined benefit obligation		98,363	33,695	—	132,058
Plan assets		(75,674)	(51,670)	—	(127,344)
Other provisions		237,030	23,367	—	260,397
Allowance for acceptances and guarantees		45,992	(19,452)	—	26,540
Allowance related to asset revaluation		(45,098)	225	—	(44,873)
Deemed dividend		9,811	(8,477)	—	1,334
Accrued contributions		10,711	9,571	—	20,282
Financial assets designated at fair value through profit of loss		(27,181)	(25,461)	—	(52,642)
Allowances		(176,813)	186,394	—	9,581
Fictitious dividend		1,081	(4)	—	1,077
Liability under insurance contracts		2,814	(223)	—	2,591
Other		14,376	(48,788)	4,709	(29,703)

	(Won)	(118,141)	62,382	84,679	28,920

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

41.	Income tax expense (continued)

		December 31, 2010
		Beginning balance (*)	Profit or loss	Other comprehensive income	Ending balance
Unearned income	(Won)	(13,311)	(80,180)	—	(93,491)
Account receivable		26,986	(50,906)	—	(23,920)
Trading assets		(1,106)	(3,044)	—	(4,150)
Available-for-sale		(63,921)	(28,213)	(60,769)	(152,903)
Investment in subsidiaries		4,073	7,344	(5,824)	5,593
Valuation and depreciation of property and equipment		(206,274)	58,353	—	(147,921)
Derivative asset (liability)		45,313	84,580	(3,221)	126,672
Deposits		19,063	7,358	—	26,421
Accrued expenses		21,663	28,483	—	50,146
Defined benefit obligation		61,752	36,611	—	98,363
Plan assets		(49,956)	(25,718)	—	(75,674)
Other provisions		158,892	78,138	—	237,030
Allowance for acceptances and guarantees		13,921	32,071	—	45,992
Allowance related to asset revaluation		(45,098)	—	—	(45,098)
Deemed dividend		5,179	4,632	—	9,811
Accrued contributions		20,193	(9,482)	—	10,711
Financial assets designated at fair value through profit of loss		(2,475)	(24,706)	—	(27,181)
Allowances		(226,070)	49,257	—	(176,813)
Fictitious dividend		14	1,067	—	1,081
Liability under insurance contracts		1,835	979	—	2,814
Other		172,872	(158,415)	(81)	14,376

	(Won)	(56,455)	8,209	(69,895)	(118,141)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

41.	Income tax expense (continued)

(d)	Deferred tax assets and liabilities that were directly charged or credited to equity for the years ended December 31, 2011 and 2010 were as follows:

		December 31, 2010		Changes		December 31, 2011
		Other comprehensive income	Tax effect	Other comprehensive income	Tax effect	Other comprehensive income	Tax effect
Valuation gain(loss) on available-for-sale financial assets	(Won)	2,134,400	(465,456)	(540,420)	80,220	1,593,980	(385,236)
Foreign currency translation adjustments for foreign operations		(17,846)	(81)	11,377	4,709	(6,469)	4,628
Gain(loss) on cash flow hedge		(28,270)	6,340	1,224	205	(27,046)	6,545
Equity in other comprehensive income of associates		(1,652)	339	3,172	(455)	1,520	(116)
The accumulated other comprehensive income in separate account		2,100	(379)	(681)	102	1,419	(277)

Income tax charged or credited directly to equity	(Won)	2,088,732	(459,237)	(525,328)	84,781	1,563,404	(374,456)

		January 1, 2010		Changes		December 31, 2010
		Other comprehensive income	Tax effect	Other comprehensive income	Tax effect	Other comprehensive income	Tax effect
Valuation gain(loss) on available-for-sale financial assets	(Won)	1,899,208	(404,687)	235,192	(60,769)	2,134,400	(465,456)
Foreign currency translation adjustments for foreign operations		—	—	(17,846)	(81)	(17,846)	(81)
Gain(loss) on cash flow hedge		(44,977)	9,561	16,707	(3,221)	(28,270)	6,340
Equity in other comprehensive income of associates		(28,238)	6,163	26,586	(5,824)	(1,652)	339
The accumulated other comprehensive income in separate account		22	(4)	2,078	(375)	2,100	(379)

Income tax charged or credited directly to equity	(Won)	1,826,015	(388,967)	262,717	(70,270)	2,088,732	(459,237)

(*)	Deferred tax effects, which are originated from the accumulated other comprehensive income in separate account, were included in the other assets of separate account’s financial statement.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

41.	Income tax expense (continued)

(e)	The amount of deductible temporary differences, unused tax losses, and unused tax credits are not recognized as deferred tax assets as of December 31, 2011, 2010 and January 1, 2010 are as follows:

		December 31, 2011	December 31, 2010	January 1, 2010
Tax loss carry forward(*)	(Won)	121,280	320,275	385,407
Other accumulated temporary differences		—	—	57,417

	(Won)	121,280	320,275	442,824

(*)	At the end of reporting date, the expected extinctive date of tax loss carry forward and tax credits carry forward that are not recognized as deferred tax assets are as follows:

		1 year or less	1-2 years	2-3 years	More than 3 years
Tax loss carry forward	(Won)	21,831	—	—	99,449

(f)	The amount of deferred tax liabilities regarding investment in subsidiaries which are not recognized as of December 31, 2011, 2010 and January 1, 2010 are as follows:

		December 31, 2011	December 31, 2010	January 1, 2010
Investment in subsidiaries	(Won)	(1,076)	(129)	(345)
Investment in associates		(18,873)	(11,664)	(10,363)

	(Won)	(19,949)	(11,793)	(10,708)

(g)	The Group set off a deferred tax asset against a deferred tax liability of the same taxable entity if, and only if, they relate to income taxes levied by the same taxation authority and the entity has a legally enforceable right to set off current tax assets against current tax liabilities. Deferred tax assets and liabilities presented on a gross basis prior to any offsetting as of December 31, 2011, 2010 and January 1, 2010 are as follows:

		December 31, 2011	December 31, 2010	January 1, 2010
Deferred tax assets	(Won)	288,303	243,654	310,429
Deferred tax liabilities		(259,383)	(361,795)	(366,884)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won, except per share data)

42.	Earnings per share

(a)	Basic earnings per share

Basic earnings per share for the years ended December 31, 2011 and 2010 were as follows:

		2011	2010
Net income for the year	(Won)	3,100,011	2,684,589
Less: dividends on preferred stock and hybrid bond		276,452	230,586

Net income available for common stock		2,823,559	2,454,003
Weighted average number of common shares outstanding		474,199,587	474,199,587

Earnings per share in won	(Won)	5,954	5,175

(b)	Diluted earnings per share

Diluted earnings per share due to dilutive effect for the years ended December 31, 2011 and 2010 were as follows:

		2011	2010
Net income available for common stock	(Won)	2,823,559	2,454,003
Add: dividends on redeemable convertible preferred stock		27,657	27,656

Diluted net earnings		2,851,216	2,481,659

Weighted average number of common shares outstanding after adjustment for the effects of dilutive potential common shares(*)		488,920,587	488,920,587

Diluted earnings per share in won	(Won)	5,832	5,076

(*)	Weighted average number of common shares outstanding after adjustment for the effects of dilutive potential common shares for the years ended December 31, 2011 and 2010 were as follows:

	2011	2010
Weighted average number of common shares	474,199,587	474,199,587
Effect of conversion of convertible redeemable preferred stock	14,721,000	14,721,000

Weighted average number of common shares outstanding after adjustment for the effects of dilutive potential common shares	488,920,587	488,920,587

(c) Instrument that could potentially dilute basic earnings per share in the future, but was not included in the calculation of diluted earnings per share because it is anti-dilutive for the year ended December 31, 2010 was as follows

	Exercisable period	Number of shares exercisable
7th Stock option	March 20, 2011~March 19, 2015	661,804

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

43.	Operating income

Reconciliations of operating income reported under previous K-GAAP to K-IFRS for the years ended December 31, 2011 and 2010 were as follows:

		2011	2010
Previous K-GAAP	(Won)	4,213,336	3,472,720
Add: rental income		26,955	21,269
gains on assets contributed		5,900	15,707
others		130,266	126,513
Less: donations		(117,887)	(126,643)
Impairment loss on intangible asset		(39,674)	—
others		(84,124)	(95,083)

K-IFRS	(Won)	4,134,772	3,414,483

44.	Commitments and contingencies

(a) Guarantees, acceptances and credit commitments as of December 31, 2011, 2010 and January 1, 2010 were as follows:

		December 31, 2011	December 31, 2010	January 1, 2010
Guarantees
Guarantee outstanding	(Won)	10,174,850	8,604,676	8,643,747
Contingent guarantees		6,882,438	7,114,238	6,936,162

		17,057,288	15,718,914	15,579,909

Commitments to extend credit
Loan commitments in won		46,447,266	45,556,125	39,536,716
Loan commitments in foreign currency		19,374,617	17,066,134	18,740,460
ABS and ABCP Commitments		1,605,269	2,688,977	3,706,044
Others		1,232,896	900,731	1,059,582

		68,660,048	66,211,967	63,042,802

Endorsed bills
Secured endorsed bills		9,748	12,119	51,652
Unsecured endorsed bills		8,773,124	12,322,165	11,681,946

		8,782,872	12,334,284	11,733,598

Loans sold with recourse		2,099	2,207	2,207

	(Won)	94,502,307	94,267,372	90,358,516

(b)	Guaranteed principal money trust

As of December 31, 2011, 2010 and January 1, 2010, the Group guaranteed the return of the principal amount invested under management in the amount of (Won)3,404,468, (Won)3,570,641 and (Won)3,639,674 million, respectively. Additional losses may be recorded based on future performance of these guaranteed principal money trust accounts.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

44.	Commitments and contingencies (continued)

(c)	Legal contingencies

As of December 31, 2011, the Group was involved in 270 pending lawsuits as a defendant (total claim amount: (Won)780,803 million) and recorded a provision of (Won)215,808 million and reserve of (Won)1,318 million with respect to these lawsuits, in other liabilities.

45.	Statement of cash flows

(a)	Cash and cash equivalents in the consolidated statements of cash flows for as of December 31, 2011 and 2010 were as follows:

		December 31, 2011	December 31, 2010	January 1, 2010
Cash and due from banks	(Won)	14,730,932	11,821,607	13,371,641
Due from financial institutions with a maturity over three months from date of acquisition		(5,545,235)	(4,638,335)	(7,414,749)
Restricted due from banks		(5,216,355)	(2,350,127)	(1,339,306)

	(Won)	3,969,342	4,833,145	4,617,586

(b)	Significant non-cash activities for the years ended December 31, 2011 and 2010 were as follows:

		2011	2010
Increase in dividend payable due to hybrid capital instruments	(Won)	2,593	—
Increase in available-for-sale financial assets from debt-equity swap		72,219	5,572

(c)	The cash amount of (Won)103,859 million paid as consideration for obtaining control of Shinhan Vina is reported in the statement of cash flows, net of cash and cash equivalents of (Won)2,081 million acquired as part of transactions.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

46.	Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

(a)	Significant balances with the related parties as of December 31, 2011 and December 31, 2010 were as follows:

Related party	Account		December 31, 2011	December 31, 2010	January 1, 2010
Investments in associates
Aju Capital co., Ltd	Loans and receivables	(Won)	50,000	110,000	150,000
	Allowances		254	558	426
	Provisions		11	675	381
UAMCO., Ltd	Loans and receivables		38,723	40,257	—
	Allowances		52	29	—
Pohang TechnoPark2PFV	Loans and receivables		658	—	—
	Allowances		3	—	—
	Provisions		286	—	—
Shinhan Corporate Restructuring Fund 5th	Account Receivable		27	27	221
Shinhan Corporate Restructuring Fund 8th	”		—	900	900
SHC-AJU 1st Investment Fund	”		—	33	—
SHC-AJU 2nd Investment Fund	”		—	5	—
Key management personnel and their immediate relatives
Loans and receivables			2,056	1,679	740

		(Won)	92,070	154,163	152,668

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

46.	Related parties (continued)

(b)	Significant transactions with the related parties for the years ended December 31, 2011 and 2010 were as follows:

Related party	Account		2011	2010
Investments in associates
Shinhan Corporate Restructuring Fund 8th	Fees and commission income	(Won)	824	900
SHC-AJU 1st Investment Fund	”		97	134
Petra Private Equity Fund	”		365	412
SHC-AJU 2nd Investment Fund	”		11	10
Key management personnel and their immediate relatives
Interest income			80	84

		(Won)	1,377	1,540

(c)	Key management personnel compensation

Key management personnel compensation for the years ended December 31, 2011 and 2010 were as follows:

		2011	2010
Short-term employee benefits	(Won)	21,310	24,620
Severance benefits		585	538
Share-based payment transactions		3,279	5,804

	(Won)	25,174	30,962

(d)	Guarantees provided between the related parties as of December 31, 2011, 2010 and January 1, 2010 were as follows:

			Amount of guarantees
Guarantor	Guaranteed Parts		December 31, 2011	December 31, 2010	January 1, 2010	Account
Shinhan Bank	Aju Capital Co., Ltd.	(Won)	—	103,090	109,270	Debt securities issued
”	”		—	—	2,554	Letter of credit
”	”		—	20,000	—	Loan commitment

		(Won)	—	123,090	111,824

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

47.	Investment in subsidiaries

(a)	Condensed financial information for the Group’s subsidiaries.

i)	Condensed financial position for the Group’s subsidiaries as of December 31, 2011, 2010 and January 1, 2010 are as follows:

		December 31, 2011			December 31, 2010			January 1, 2010
		Total assets	Total liabilities	Total equities	Total assets	Total liabilities	Total equities	Total assets	Total liabilities	Total equities
Shinhan financial group (Separate)	(Won)	30,844,250	11,413,443	19,430,807	27,660,596	6,907,637	20,752,959	27,143,128	6,590,102	20,553,026
Shinhan Bank		228,907,784	209,617,964	19,289,820	213,151,766	194,511,733	18,640,033	209,425,206	192,211,752	17,213,454
Shinhan Card Co., Ltd.		22,356,885	17,126,623	5,230,262	22,124,029	16,930,410	5,193,619	19,737,816	14,928,799	4,809,017
Shinhan Investment Corp.		12,166,106	10,046,342	2,119,764	10,498,130	8,470,691	2,027,439	8,769,287	6,884,569	1,884,718
Shinhan Life Insurance Co., Ltd		13,976,735	12,788,663	1,188,072	11,974,489	10,954,363	1,020,126	10,077,864	9,287,734	790,130
Shinhan Capital Co., Ltd.		3,518,266	3,037,927	480,339	3,734,744	3,288,288	446,456	3,654,402	3,260,144	394,258
Jeju Bank		3,168,168	2,920,296	247,872	3,018,161	2,791,309	226,852	2,949,894	2,743,306	206,588
Shinhan Credit Information Co., Ltd.		19,495	5,993	13,502	20,237	4,828	15,409	20,551	4,952	15,599
Shinhan Private Equity Investment management		343,231	334,599	8,632	447,199	429,169	18,030	451,485	433,525	17,960
Shinhan BNP Paribas AMC		170,665	24,369	146,296	172,095	25,033	147,062	167,978	27,235	140,743
SHC Management Co., Ltd.		8,620	355	8,265	8,394	95	8,299	8,736	98	8,638
Shinhan Data system		15,540	8,804	6,736	11,363	5,704	5,659	—	—	—
Shinhan Savings Bank		3,992	79	3,913	—	—	—	—	—	—

	(Won)	315,499,737	267,325,457	48,174,280	292,821,203	244,319,260	48,501,943	282,406,347	236,372,216	46,034,131

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

47.	Investment in subsidiaries (continued)

ii)	Condensed comprehensive income statement for the Group’s subsidiaries for the years ended December 31, 2011 and 2010 are as follows:

		2011			2010
		Operating income	Net income	Total comprehensive income	Operating income	Net income	Total comprehensive income
Shinhan financial group (separate)	(Won)	2,147,005	1,672,908	1,674,610	1,065,807	617,625	620,200
Shinhan Bank		19,993,620	2,118,421	1,634,530	21,252,143	1,670,049	1,737,584
Shinhan Card Co., Ltd.		4,548,376	875,930	936,096	4,264,436	990,393	984,872
Shinhan Investment Corp.		2,089,581	101,710	113,316	1,733,263	150,714	158,079
Shinhan Life Insurance Co., Ltd		4,342,771	236,927	217,586	4,103,185	213,410	266,413
Shinhan Capital Co., Ltd.		365,991	51,109	48,729	403,408	40,111	52,264
Jeju Bank		194,066	22,412	22,275	191,193	17,434	20,303
Shinhan Credit Information Co., Ltd.		32,291	(746)	(746)	33,986	1,026	1,026
Shinhan Private Equity Investment management.		85,014	(7,624)	(7,624)	93,739	1,331	1,331
Shinhan BNP Paribas AMC		109,826	35,040	34,961	119,251	39,741	39,182
SHC Management Co., Ltd.		259	(34)	(34)	251	(339)	(339)
Shinhan Data system		50,132	1,056	1,056	40,600	612	612
Shinhan Savings Bank Co., Ltd.		—	(87)	(87)	—	—	—

	(Won)	33,958,932	5,107,022	4,674,668	33,301,262	3,742,107	3,881,527

(*)	Subsidiaries such as trust, beneficiary certificates, corporate restructuring fund and private equity fund are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

47.	Investment in subsidiaries (continued)

(b)	Subsidiaries newly consolidated in the Group for the year ended December 31, 2011 were as follows :

Subsidiary	Reason
Shinhan Savings Bank	The Group owns 100% of the voting power.

(*) Subsidiaries such as trust, beneficiary certificates, corporate restructuring fund and private equity fund are excluded.

48.	Information of trust business

(a)	Significant balances with trust business as of December 31, 2011, 2010 and January 1 2010 were as follows:

		December 31, 2011	December 31, 2010	January 1, 2010
Borrowings from trust account	(Won)	2,011,569	1,841,227	1,475,801

(b)	Transactions with trust business for the years ended December 31, 2011 and 2010 were as follows:

		2011	2010
Trust management fees	(Won)	62,305	62,541
Commission income		46	34
Interest on borrowings from trust account		61,976	37,388

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

49.	Explanation of transition of K-IFRS

As stated in note 2(a), these are the Group’s first consolidated financial statements prepared in accordance with K-IFRS.

The accounting policies set out in note 3 have been applied in preparing the consolidated financial statements for the year ended December 31, 2011, the comparative information presented in these consolidated financial statements for the year ended December 31, 2010 and in the preparation of an opening K-IFRS statement of financial position at January 1, 2010 (the Group’s date of transition).

(a)	Significant differences in accounting policies

K-IFRS No. 1101 permits those companies adopting K-IFRS for the first time certain exemptions from the full requirements of K-IFRS in the transition period. The Group has taken the following key exemptions.

i) First time adoption of K-IFRS

-	Business combinations:

Business combinations prior to the date of transition are not restated.

-	Deemed cost to fair value or the revaluation amount:

The Group elected to measure land and buildings at fair value at the date of transition and use those fair values as their deemed costs.

-	Cumulative translation differences:

The cumulative translation difference of foreign operations as of the date of transition was regarded as nil.

-	Derecognition of financial assets and financial liabilities:

The derecognition requirements in K-IFRS 1039 Financial Instruments: Recognition and Measurement were applied prospectively for transactions which occurred on or before the date of transition.

-	Financial asset designated as available for sale or financial instrument designated as a financial asset or financial liability at fair value through profit or loss:

Although K-IFRS 1039 Financial Instruments: Recognition and Measurement permits a financial asset to be designated on initial recognition as available for sale or a financial instrument (provided it meets certain criteria) to be designated as a financial asset or financial liability at fair value through profit or loss, those designations are permitted at the date of transition. The Group elected to use these exemptions.

-	Share-based payment transactions:

K-IFRS 1102 Share-based Payment was applied retrospectively to equity instruments that were granted on or before the date of transition.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

49.	Explanation of transition of K-IFRS (continued)

- Decommissioning liabilities included in the cost of property and equipment:

  The amount that would have been included in the cost of the related asset when the liability first arose is estimated by   discounting the liability to that date using its best estimate of the historical risk-adjusted discount rate(s) that would have   applied for that liability over the intervening year.

- Leases:

  K-IFRS 1017 Leases was applied retrospectively to leases occurring prior to the date of transition.

- Investments in subsidiaries, jointly controlled entities and associates:

  The deemed costs for investments in subsidiaries, jointly controlled entities and associates at cost is the previous K-GAAP   carrying amounts at the date of transition.

ii)	Significant differences between K-GAAP and K-IFRS

Significant differences	K-IFRS	Previous K-GAAP
Basis of financial statement preparation	Consolidated financial statements	Individual financial statements

Goodwill	Goodwill acquired in a business combination is not amortized and is allocated to cash-generating units “CGUs” or groups of CGUs and tested for impairment annually whenever there is any indication that they may be impaired.	Goodwill acquired in a business combination is amortized on a straight-line basis over its estimated useful life not to exceed 20 years.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

49.	Explanation of transition of K-IFRS (continued)

Significant differences	K-IFRS	Previous K-GAAP
Allowance for loan losses	Allowance for loan losses that has been incurred but not yet identified are estimated at a specific asset and collective level using the historical experience.	Allowance for loan losses is estimated at the greater of the amount resulting from the expected loss method reasonably estimated using the historical experience and the amount estimated based on the asset classification guidelines of the Financial Services Commission in accordance with the Regulations for the Supervision of Financial Institutions.

Revenue recognition	All fees associated with origination of loans are deferred and recognized over the expected life of the loan using the effective interest method as an adjustment to the loan balance and interest income.	Fees directly associated with origination of loans are deferred and recognized over the maturity of the loan using the effective interest method as an adjustment to the loan balance and interest income.

Financial instrument: measurement

The appropriate fair value for an asset held or liability to be issued is usually the current bid price and, for an asset to be acquired or liability held, the asking price. Bid-ask adjustment is applied when measuring financial instrument at fair value.

The fair value is measured reflecting credit risk.

Bid price and asking price are not reflected in the fair value of financial instruments. Credit risk is not required to be considered in measuring fair value.

In accordance with Best practice for business process of derivative transactions provided by Financial Supervisory Service, counterparty’s credit risk is considered in measuring fair value of OTC derivatives.

Derecognition of financial instruments	Dependent on the extent to which it retains the risks and rewards of ownership of the financial asset, the transferred asset continues to be recognized, is derecognized or continues to be recognized to the extent of its continuing involvement in the financial asset.	Dependent on whether or not the Group retains control over the financial assets, the transferred asset continues to be recognized or derecognized.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

49.	Explanation of transition of K-IFRS (continued)

Significant differences	K-IFRS	Previous K-GAAP
Change in depreciation method	The depreciation method applied to an asset shall be evaluated at least at each fiscal year-end and, if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the method shall be changed to reflect the changed pattern. Such a change shall be accounted for as a change in an accounting estimate.	The depreciation method shall be applied consistently from year to year unless there are justifiable reasons. The depreciation method for the same kind of property and equipment is applied to newly acquired assets.

Employee benefits	Under the Projected Unit Credit Method, the Group recognizes a defined benefit obligation calculated using an actuarial technique and a discount rate based on the present value of the projected benefit obligation.	The Group establishes an allowance for severance liability equal to the amount which would be payable if all employees left at the end of the reporting year.

Customer loyalty program	The Group allocates some of the consideration received or receivable from the sales transaction to the award credits and defers the recognition of revenue.	The Group recognizes as provision or accounts payable.

Classification of investment property	A property that is held to earn rentals or for capital appreciation or both is classified as investment property.	A property that is held to earn rentals or for capital appreciation or both is classified as property, plant and equipment.

Valuation method of property, plant and equipment and investment property	An entity shall choose either the cost model or the revaluation model and shall apply that policy to an entire class of property, plant and equipment. The Group chooses the cost model.	An entity shall choose either the cost model or the revaluation model as its accounting policy. The Group chooses the cost model.

Trade-settle receivables / payables	The Group recognizes the payables and receivables for brokerage which is related with client or Korea Exchange, respectively.	The Group offsets the payables and receivables for brokerage which is related with client or Korea Exchange.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

49.	Explanation of transition of K-IFRS (continued)

Significant differences	K-IFRS	Previous K-GAAP
Presentation of liabilities and equity	The issuer of a financial instrument shall classify the instrument, or its component parts, on initial recognition as a financial liability, a financial asset or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability, a financial asset and an equity instrument.	Classified under Commercial Law

(b)	Summary of the effects of the adoption of K-IFRS on the Group’s financial position and the results of its operation

i)	The effects on the Group’s financial position due to the adoption of K-IFRS as of the date of transition to K-IFRS, January 1, 2010 are as follows:

		Total assets	Total liabilities	Total equity
Previous K-GAAP	(Won)	255,018,087	233,895,061	21,123,026

Adjustment for:
Changes in the consolidated entities		1,093,597	1,145,679	(52,082)
Allowance for loan losses		1,177,796	—	1,177,796
Allowance for unused loan commitments		—	(292,341)	292,341
Effective interest		(83,596)	(70,413)	(13,183)
Fair value of financial guarantee contract and allowance for loss on guarantees and acceptances		61,307	23,889	37,418
Impairment of securities		(50,923)	—	(50,923)
Goodwill		(264,026)	—	(264,026)
Convertible preferred stock		—	180,464	(180,464)
Hybrid bond		—	(2,529,787)	2,529,787
Deemed cost for land and buildings		628,740	—	628,740
Defined benefit obligation (Actuarial valuation )		—	57,994	(57,994)
Fair value of share based payment		—	17,435	(17,435)
Trade-settle receivables/payables		1,057,987	1,057,987	—
Other		21,042	(67,811)	88,853
Tax effect on adjustments		(145,522)	353,939	(499,461)

Total adjustment		3,496,402	(122,965)	3,619,367

K-IFRS	(Won)	258,514,489	233,772,096	24,742,393

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

49.	Explanation of transition of K-IFRS (continued)

ii)	The effects on the Group’s financial position due to the adoption of K-IFRS as of December 31, 2010 and results of its operations for the year end of December 31, 2010 are as follows:

		Total assets	Total liabilities	Total equity	Net Income (*)	Total Comprehensive income (*)
Previous K-GAAP	(Won)	266,031,752	242,833,716	23,198,036	2,383,936	2,583,369
Adjustment for:
Changes in the consolidated entities		(122,862)	95,874	(218,736)	(56,170)	168,788
Allowance for loan losses		984,211	—	984,211	(192,918)	(193,504)
Allowance for unused loan commitments		—	(330,423)	330,423	38,184	38,268
Effective interest		(51,663)	(54,351)	2,688	16,802	16,802
Fair value of financial guarantee contract and allowance for loss on guarantees and acceptances		102,002	72,079	29,923	(7,651)	(7,494)
Impairment of securities		(37,079)	—	(37,079)	(10,586)	7,940
Goodwill		314,105	—	314,105	566,904	566,904
Convertible preferred stock		—	—	—	(9,924)	(9,924)
Hybrid bond		13,476	(2,523,379)	2,536,855	9,340	9,340
Deemed cost for land and buildings		620,522	—	620,522	(7,919)	(7,919)
Defined benefit obligation (actuarial valuation)		—	110,345	(110,345)	(52,141)	(52,141)
Fair value of share based payment		—	15,663	(15,663)	1,773	1,773
Trade-settle receivables/payables		686,655	686,655	—	—	—
Other		78,938	50,334	28,604	(23,452)	(278,751)
Tax effect on adjustments		(62,650)	405,669	(468,319)	28,411	33,585

Total adjustment		2,525,655	(1,471,534)	3,997,189	300,653	293,667

K-IFRS	(Won)	268,557,407	241,362,182	27,195,225	2,684,589	2,877,036

(*)	Attributable to equity holders of the controlling company

(c)	Cash flows from deposits that had been previously classified as cash flows from financing activities under K-GAAP have been classified as cash flows from operating activities under K-IFRS. Cash flows from acquisition of equity or debt securities that had been previously classified as operating activities under K-GAAP have been classified as cash flows from investing activities under K-IFRS. There are no major differences between statements of cash flows under K-GAAP and K-IFRS except for the items mentioned above.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

49.	Explanation of transition of K-IFRS (continued)

(d)	Changes in subsidiaries

Changes in subsidiaries due to the implementation of K-IFRS are as follows:

i)	Included in consolidation by implementing K-IFRS

Parents	Subsidiaries	Reason

Shinhan Finance Group	Shinhan Data system SHC management Corstone Delta Company Limited	Under Art. 1-3 par. 2 of the Presidential Decree enacting the Act on External Audit of Stock Companies, Shinhan Data System, SHC management and Corstone Delta Company Limited were excluded from consolidation, however under K-IFRS it is a consolidated subsidiary.

Shinhan Capital Co., Ltd.	Shinhan Corporate Restructuring Fund 7th SHC 1st New Technology Fund	Funds are unincorporated enterprises which were excluded from consolidation under previous
K-GAAP, but in accordance with
K-IFRS, funds are consolidated when the substance of the relationship between the Group and the entity indicates control.

Shinhan Bank	30 SPEs	SPEs were excluded from consolidation under previous K-GAAP, but in accordance with K-IFRS, SPEs are consolidated.
Shinhan Card	7 SPEs
Shinhan Investment Corp	18 SPEs
Shinhan Life Insurance	40 SPEs
Shinhan Capital Co., Ltd.	3 SPEs

Corstone Delta Company Limited	Sebang Consulting Co.,Ltd.	Corstone Delta Company Limited, a SPE, was excluded from consolidation under previous K-GAAP, however under K-IFRS 2012 (Consolidation Special Purpose Entities) it is a consolidated subsidiary.
Sebang Consulting Co.,Ltd	Beijing Sale Co.,Ltd.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(In millions of won)

49.	Explanation of transition of K-IFRS (continued)

ii)	Excluded from consolidation by implementing K-IFRS

Parents	Subsidiaries	Reason
Shinhan Bank Jeju Bank	Guaranteed principal money trusts	Under previous K-GAAP, trust accounts where there is repayment guarantee of principal and minimum interest earnings are subject to consolidation scope in accordance with Detailed Regulation on Supervision of Banking Business. Under K-IFRS, however, guaranteed principal money trusts are excluded from the consolidation scope since the Bank does not have control.

Shinhan Capital Co., Ltd.	Petra Private Equity Fund	Revision of Act on External Audit of Stock Companies and Enforcement Decree of the Act, Not included in the consolidation